              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT


                             [THE WORLD BANK LOGO]


                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                      AND
                              FINANCIAL STATEMENTS
                                 JUNE 30, 2001

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT'S DISCUSSION AND ANALYSIS
JUNE 30, 2001

SECTION 1: OVERVIEW                                                          3
SECTION 2: BASIS OF REPORTING                                                3
SECTION 3: DEVELOPMENT ACTIVITIES                                            7
   LOANS                                                                     7
   DERIVATIVE PRODUCTS                                                      13
   GUARANTEES                                                               14
   OTHER ACTIVITIES                                                         15
SECTION 4: LIQUIDITY MANAGEMENT                                             15
SECTION 5: FUNDING RESOURCES                                                17
   EQUITY                                                                   17
   BORROWINGS                                                               19
SECTION 6: FINANCIAL RISK MANAGEMENT                                        20
   CREDIT RISK                                                              20
   MARKET RISK                                                              23
   OPERATING RISK                                                           27
SECTION 7: RESULTS OF OPERATIONS                                            28
GLOSSARY OF TERMS                                                           31

------------------------------------------------------------------------------
Throughout Management's Discussion and Analysis, terms in BOLDFACE type are defined in the Glossary of Terms on page 31.
------------------------------------------------------------------------------

------------------------------------------------------------------------------
THE MANAGEMENT DISCUSSION AND ANALYSIS CONTAINS FORWARD LOOKING STATEMENTS WHICH MAY BE IDENTIFIED BY SUCH TERMS AS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS" OR WORDS OF SIMILAR MEANING. SUCH STATEMENTS INVOLVE A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE BASED ON CURRENT EXPECTATIONS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES BEYOND IBRD'S CONTROL. CONSEQUENTLY, ACTUAL FUTURE RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED.
------------------------------------------------------------------------------

                   ---------------------------------------------
                                    ACRONYMS

                        AFR    Africa
                        EAP    East Asia and Pacific
                        ECA    Europe and Central Asia
                        LCR    Latin America and the Caribbean
                        MNA    Middle East and North Africa
                        SAR    South Asia
                   ---------------------------------------------

1. OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD's main goals are promoting sustainable economic development and reducing poverty. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. BOX 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to member countries. The majority of IBRD's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans, plus a lending spread, is passed through to the borrower.

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD's equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro (and its national currency units), and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its liabilities and equity with those of its assets. However, the reported levels of its assets, liabilities, income and expense in the financial statements are affected by exchange rate movements of major currencies compared to IBRD's reporting currency, the U.S. dollar. The fluctuations captured in the cumulative translation adjustment for purposes of financial statement reporting do not impact IBRD's RISK-BEARING CAPACITY.

Lending commitments in FY 2001 stabilized at $10.5 billion, slightly below the FY 2000 level of $10.9 billion, after a period of high demand for adjustment loans in FY 1999 and 1998.

In the context of assessing changes in IBRD's operating environment, it is management's practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to benefit eligible borrowers, and grants from net income to support developmental activities.

FY 2001 net income was $1,489 million, $502 million lower than the preceding year. This reduction in net income correspondingly reduced IBRD's return on equity and net return on average earning assets. The major reason for the decline in net income was an increase in the loan loss provision expense as a result of nonaccrual events, and deterioration in the quality of the accrual loan portfolio. This increase in expense was partially offset by income of $345 million recognized as a result of the adoption of Financial Accounting Standard No. 133 and International Accounting Standard No. 39.

On August 2, 2001, the Executive Directors approved the allocation of $618 million of FY 2001 net income to general reserves, and recommended to IBRD's Board of Governors the transfers of $371 million from unallocated net income and $31 million from Surplus to other development purposes. For FY 2002, a decrease from 15 basis points to 5 basis points in the interest waiver was approved for OLD LOANS. For NEW LOANS, the interest waiver of 25 basis points was maintained. FY 2002 waivers of 50 basis points on commitment charges were also maintained at the FY 2001 level.

2. BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Accounting Standards (together referred to in this document as the `reported basis'). Effective July 1, 2000, IBRD adopted Statement of Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments. Concurrently, IBRD also early adopted International Accounting Standard No. 39, "Financial Instruments:
Recognition and Measurement". These standards are collectively termed "FAS 133" for purposes of this document.

FAS 133 requires that all derivatives be recorded on the balance sheet and reported at fair value. IBRD has marked all derivative instruments, as defined by FAS 133, to fair value, with changes in the fair value being recognized immediately in earnings.

Although these standards allow hedge accounting for certain qualifying hedging relationships, when these criteria are applied to IBRD's financial instrument portfolios, certain of the hedged instruments would be carried at fair value, while other similar hedged instruments would be carried at amortized cost. Upon adoption of the new standards, IBRD elected not to define any qualifying hedging relationships. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements.

IBRD manages its balance sheet by making extensive use of derivatives to manage the interest rate and currency risks associated with its financial assets and liabilities. IBRD uses derivative instruments for asset/liability management of individual positions and portfolios, and to reduce borrowing costs.

IBRD's funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD's long-dated funding, the reported volatility under FAS 133 may be more acute than for many other financial institutions. FAS 133 adjustments may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/liability management strategies accomplish its objectives of protection from market risk and provision of lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows based on an appropriate discount rate and incorporating market data. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 1 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. These balance sheets are presented with a reconciliation to the reported accounts at June 30, 2001.

IBRD's Condensed Current Value Comprehensive Statement of Income, with a reconciliation to the reported basis, is presented in TABLE 2.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 13.

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering its history of payment receipts from borrowers. IBRD has always eventually collected all contractual principal and interest due on its loans. However, IBRD has suffered losses resulting from the difference between the discounted present value of payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows. To recognize the risk inherent in these and any other potential overdue payments, IBRD adjusts the value of its loans through its loan loss provision.

For purposes of the current value presentation, the $676 million adjustment, reflecting the mark from the credit assessment on the loan porfolio, is presented as part of the adjustment relating to current value on the income statement.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at market value or at their estimated fair values. Market value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

The adjustment to current value of $51 million moves the mark-to-market unrealized gains recongized in Operating Income under the reported basis and includes them as part of the adjustment relating to current value on the income statement.

BORROWINGS

The current value of borrowings includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated based on market data using market-based methodologies.

BOX 1:  SELECTED FINANCIAL DATA
As of or for the Year Ended June 30
IN MILLIONS, EXCEPT RATIO AND RETURN DATA IN PERCENTS


CURRENT VALUE BASIS                            2001
---------------------------------------------------
Net Income                                    1,460
Net Return on Average Earning Assets           0.89
Return on Equity                               4.98
Equity-to-Loans Ratio                         21.34
Cash and Liquid Investments(a)               24,407
Loans Outstanding                           123,062
Borrowings Outstanding(b)                   110,290
Total Equity                                 29,744
---------------------------------------------------


REPORTED BASIS                                 2001        2000               1999        1998            1997
---------------------------------------------------------------------------------------------------------------
Loan Income                                   8,143       8,153              7,649       6,881            7,235
Provision for Loan Losses                      (676)        166               (246)       (251)             (63)
Investment Income                             1,540       1,589              1,684       1,233              834
Borrowing Expenses                           (7,152)     (7,128)            (6,846)     (6,144)          (5,952)
Net Noninterest Expense                        (711)       (789)              (723)       (476)            (769)
FAS 133 Adjustments                             345
Net Income                                    1,489       1,991              1,518       1,243            1,285

Net Return on Average Earning Assets(c)        0.87        1.34               1.05        0.96             1.02
    before the effects of FAS 133(d)           0.78

Gross Return on:
    Average Earning Assets(c)                  6.61        6.53               6.47        6.29             6.41
    Average Outstanding Loans(c)               6.67        6.71               6.58        6.43             6.62
    Average Cash and Investments               6.28        5.74               6.00        5.63             5.02
Cost of Average Borrowings (after swaps)       6.12        5.92               5.92        6.01             6.06
    before the effects of FAS 133(d)           6.18
Interest Coverage                              1.18        1.28               1.22        1.20             1.22
    before the effects of FAS 133(d)           1.16
Return on Equity                               4.63        7.73               6.16        5.29             5.21
    before the effects of FAS 133(d)           4.33
Equity-to-Loans Ratio(e)                      21.42       21.23              20.65       21.44            22.06

Total Assets                                222,841     228,539            230,445     204,808          161,786
Cash and Liquid Investments(a,f)             24,407      24,331             30,122      24,837           18,250
Loans Outstanding                           118,866     120,104            117,228     106,576          105,805
Accumulated Provision for Loan Losses        (3,959)     (3,400)            (3,560)     (3,240)          (3,210)
Borrowings Outstanding(b)                   106,757     110,379            115,739     103,477           96,679
Total Equity                                 29,570      29,289             28,021      26,514           27,228

a.  EXCLUDES RESTRICTED CASH.

b.  OUTSTANDING BORROWINGS, BEFORE SWAPS, NET OF PREMIUM/DISCOUNT.

c.  INCLUDES INCOME FROM COMMITMENT CHARGES.

d. AMOUNTS ARE PRESENTED BEFORE THE EFFECTS OF FAS 133 TO FACILITATE COMPARISON TO PRIOR YEARS.

e. BEFORE THE EFFECTS OF FAS 133. SEE SECTION 5, FUNDING RESOURCES-EQUITY FOR ADDITIONAL DISCUSSION.

f.  INCLUDES INVESTMENTS DESIGNATED AS HELD-TO-MATURITY FOR FISCAL YEARS
    1997-98.

TABLE 1: CONDENSED CURRENT VALUE BALANCE SHEETS AT JUNE 30, 2001
AND JUNE 30, 2000.
IN MILLIONS OF U.S. DOLLARS

                                                              June 30, 2001                                   June 30, 2000
                                             --------------------------------------------------------------------------------
                                             Reported         Reversal of      Current Value   Current Value    Pro Forma
                                               Basis        FAS 133 Effects      Adjustment        Basis      Current Value(a)
                                             --------------------------------------------------------------------------------
Due from Banks                                $    685                                           $    685        $    691
Investments                                     24,490                                             24,490          25,042
Loans Outstanding                              118,866                              $4,196        123,062         122,265
Less Accumulated Provision for
  Loan Losses and Deferred Loan Income          (4,459)                                            (4,459)         (3,860)
Swaps Receivable
  Investments                                   11,043                                             11,043          11,317
  Borrowings                                    63,326          $(2,032)             2,032         63,326          69,410
  Other Asset/Liability                            728               (2)                 2            728                -
Other Assets                                     8,162                                (489)         7,673           7,406
                                             --------------------------------------------------------------------------------
    Total Assets                              $222,841          $(2,034)            $5,741       $226,548        $232,271
                                             ================================================================================
Borrowings                                    $106,757          $   (45)            $3,578       $110,290        $111,771
Swaps Payable
  Investments                                   10,791                                             10,791          11,720
  Borrowings                                    68,051           (1,362)             1,362         68,051          73,089
  Other Asset/Liability                            701                -                  -            701               -
Other Liabilities                                6,971                                              6,971           6,287
                                             --------------------------------------------------------------------------------
Total Liabilities                              193,271           (1,407)             4,940        196,804         202,867
Paid in Capital Stock                           11,476                                             11,476          11,418
Retained Earnings and Other Equity              18,094             (627)               801         18,268          17,986
                                             --------------------------------------------------------------------------------
    Total Liabilities and Equity              $222,841          $(2,034)            $5,741       $226,548        $232,271
                                             ================================================================================

a. CERTAIN RECLASSIFICATIONS HAVE BEEN MADE TO CONFORM TO THE CURRENT YEAR'S PRESENTATION.

TABLE 2: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENT OF INCOME FOR THE YEAR ENDED JUNE 30, 2001
IN MILLIONS OF U.S. DOLLARS

                                               FY 2000                             FY 2001
                                             --------------------------------------------------------------------------------
                                                                                 Adjustments to         Current Value
                                             Reported Basis    Reported Basis    Current Value        Comprehensive Basis
                                             --------------------------------------------------------------------------------
Income from Loans                               $ 8,153            $ 8,143                                    $8,143
Income from Investments, net                      1,589              1,540            $ (51)                   1,489
Other Income                                        299                326                                       326
                                             --------------------------------------------------------------------------------
   Total Income                                  10,041             10,009              (51)                   9,958
                                             --------------------------------------------------------------------------------

Borrowing Expenses                                7,128              7,152                                     7,152
Administrative Expenses                           1,061              1,006                                     1,006
Provision for Loan Losses                          (166)               676             (676)                       -
Other Expenses                                       27                 31                                        31
                                             --------------------------------------------------------------------------------
   Total Expenses                                 8,050              8,865             (676)                    8,189
                                             --------------------------------------------------------------------------------
Operating Income                                  1,991              1,144              625                     1,769
Current Value Adjustments                                                               367                       367
Provision for Loan Losses--Current Value                                               (676)                     (676)
FAS 133 Adjustments                                                    345             (345)                        -
                                             --------------------------------------------------------------------------------
Net Income                                       $1,991            $ 1,489            $ (29)                   $1,460
                                             ================================================================================

3. DEVELOPMENT ACTIVITIES

IBRD offers loans, related derivative products, and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance and other advisory services to support poverty reduction in these countries.

LOANS

From its establishment through June 30, 2001, IBRD had approved loans, net of cancellations, totaling $314,969 million to borrowers in 129 countries. A summary of cumulative lending and the portfolio position is contained in TABLE 3.


TABLE 3: LENDING STATUS


IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------
                                  2001          2000
                              -------------  ------------
Cumulative Approvals(a)          314,969       309,839
Cumulative Repayments(b)         151,262       141,265

Outstanding                      118,866       120,104
Undisbursed(c)                    37,934        44,754
   Total Loans                   156,800       164,858
---------------------------------------------------------

a.  NET OF CANCELLATIONS.

b. MULTICURRENCY POOL LOAN REPAYMENTS ARE INCLUDED AT EXCHANGE RATES IN EFFECT ON THE DATE OF ORIGINAL DISBURSEMENT. ALL OTHER AMOUNTS ARE BASED ON U.S. DOLLAR EQUIVALENTS AT THE TIME OF RECEIPT.

c.  INCLUDES LOANS APPROVED, BUT NOT EFFECTIVE.

The amount of loans outstanding at June 30, 2001 was $1,238 million lower than that at June 30,2000. The decrease is primarily attributable to negative currency translation adjustments, which exceeded the increase in net disbursements. The undisbursed balance was reduced by cancellations and currency translation adjustments, along with disbursements.

During FY 2001, commitments of new loans to member countries stabilized at $10,487 million, down slightly from $10,919 million in FY 2000. Commitments for FY 1999 and FY 1998 were substantially higher as IBRD responded to a higher demand for adjustment lending.

As in the preceding fiscal year, Latin America accounted for the largest share of commitments in FY 2001. Figure 1 presents the regional composition of commitments for FY 2001 and FY2000.


FIGURE 1: COMMITMENTS BY REGION
IN MILLIONS OF U.S. DOLLARS

[CHART]


                  FY01           FY00
                 -----          -----
AFR                   0             98
EAP               1,136          2,495
ECA               2,154          2,733
LCR               4,807          3,898
MNA                 355            760
SAR               2,035            934


Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, participation in loans and callable guarantees may not exceed the STATUTORY LENDING LIMIT. At June 30, 2001, outstanding loans and callable guarantees (net of the accumulated loan loss provision) totaled $115,390 million, equal to 55% of the STATUTORY LENDING LIMIT.

IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in BOX 2. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

LENDING CYCLE

The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters in Turkey and Central America, as well as the financial crisis in Asia.

Generally, the appraisal of projects is carried out by IBRD's operational staff (economists, engineers, financial analysts, and other sector and country specialists). With certain exceptions, each loan must be approved by IBRD's Executive Directors (See BOX 3, ADAPTABLE PROGRAM LOANS and LEARNING AND INNOVATION LOANS).

Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During project implementation, IBRD staff with experience in the sector or the country involved periodically visit

BOX 2: LENDING OPERATIONS PRINCIPLES

(i) IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

(ii)IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness.

(iii) In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

(iv)IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. IBRD is intended to promote private investment, not to compete with it.

(v) The use of loan proceeds is supervised. IBRD makes arrangements to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency.

project sites to review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. After completion, projects are evaluated by an independent IBRD unit and the findings reported directly to the Executive Directors to determine the extent to which the project's major objectives were met. Similar appraisal, approval, supervision and evaluation procedures apply in the case of IBRD adjustment and other non-project loans.

LENDING INSTRUMENTS

IBRD lending generally falls into one of two categories: investment or adjustment lending. Historically, most IBRD loans have been for investment projects or programs. FIGURE 2 presents IBRD lending by category for the last seven fiscal years, as a percentage of total loans approved.

Current operating guidelines state that adjustment lending, excluding debt and debt-service reduction loans, will normally not exceed 25% of total IBRD lending. This guideline was established with the understanding that it was likely to be exceeded if world economic conditions worsened. This guideline is not a rigid limit, but rather a trigger for a reevaluation of planned lending.

FIGURE 2:  IBRD LENDING COMMITMENTS


                                [GRAPH]


In FY 2001, adjustment commitments accounted for 38% of total commitments (41%--FY 2000). As a result of country-specific developments and adverse market conditions, adjustment commitments in FY 1999 accounted for 63% of total commitments in that year. The Executive Directors are aware that the guideline has been exceeded in recent years, and may possibly be exceeded again in subsequent years.

INVESTMENT LENDING

IBRD has several lending instruments that support investment activities, either discrete projects or programs of investment. Investment lending committed for FY 2001 totaled $6,550 million ($6,493 million--FY 2000; $8,245 million--FY 1999).
BOX 3 presents a description of each investment lending instrument and a breakdown of IBRD's investment lending approved in FY 2000 and in each of the two preceding fiscal years.

ADJUSTMENT LENDING

IBRD also makes adjustment loans designed to support the introduction of basic changes in economic, financial and other policies of key importance for the economic development of member countries. Disbursements on these loans are conditioned on certain performance objectives. Adjustment lending committed for FY 2001 totaled $3,937 million ($4,426 million--FY 2000; $13,937 million--FY 1999.) BOX 4 provides a description of each adjustment lending instrument and the details of IBRD's adjustment lending approved in FY 2001 and each of the two preceding fiscal years.

ENCLAVE LENDING

On rare occasions, IBRD will lend for a large, foreign exchange generating project in a member country usually eligible only for loans from the International Development Association (IDA). In these circumstances appropriate risk mitigation measures are incorporated (including off-shore escrow accounts and debt-service reserves acceptable to IBRD) to ensure that the risks to IBRD are minimized. At June 30, 2001, IBRD had $166 million in outstanding loans for enclave projects ($170 million--June 30, 2000). No new enclave lending was approved during FY 2001.

FINANCIAL TERMS OF LOANS

As of June 30, 2001, IBRD offers new loans with single currency loan terms which may carry either a variable or fixed spread.

In previous years, IBRD has offered loans with a variety of other financial terms including: multicurrency pool loans and fixed-rate single currency loans. Multicurrency pool loans represented the only available loan product during the period 1980 to 1993. A variable-spread single currency loan product was introduced in 1993 and a fixed-rate single currency loan product was introduced in 1995. In 1999, the fixed-spread single currency loan was introduced which gives borrowers access to a range of embedded risk management alternatives.

The current product mix is intended to provide borrowers with the flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capability. Most variable spread single currency loans mature over a period that ranges from fifteen to twenty years and carry a three- to five-year grace period for principal. While fixed-spread loans offer more flexible repayment terms, this flexibility is subject to limits aimed at maintaining a similar average loan maturity across all loan products for a given borrower.

For most products in its portfolio, IBRD charges a lending rate composed of its average cost of borrowings plus a spread. Until July 31, 1998, that spread was 50 basis points. However, during FY 1999 the lending spread was increased to 75 basis points for NEW LOANS. Also, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced. In addition, most loans carry a commitment charge of 75 basis points on undisbursed amounts. However, the fixed-spread loans carry a commitment charge of 85 basis points for the first four years and 75 basis points thereafter.

Waivers of a portion of interest owed by all eligible borrowers are determined annually and have been in effect for each of the previous ten fiscal years. Eligibility for the partial waiver of interest is limited to borrowers who have made full payments of principal and charges within 30 calendar days of the due dates during the preceding six months, on all their loans. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect for each of the last twelve fiscal years. All borrowers receive the commitment charge waiver on their loans (except on nonstandard single currency loans such as Special Structural and Sector Adjustment Loans). Further details are provided in the Notes to Financial Statements-Note C.

TABLE 4: LOAN CHARGE WAIVERS


BASIS POINTS
-----------------------------------------------------------------
                                 Interest Period Commencing
                             ------------------------------------
                             FY 2002      FY 2001        FY 2000
                             ------------------------------------
Commitment fee waivers(a)       50           50             50
Interest waivers(a)
   Old loans                     5           15              5
   New loans                    25           25             25
   Average eligibility          --           96%            93%
-----------------------------------------------------------------


a. ON LOANS TO ELIGIBLE BORROWERS.


MULTICURRENCY POOL LOANS

IBRD no longer offers multicurrency pool loan terms as of March 1, 2001, in view of the substantial decline in demand for this product and the administrative cost of continuing to offer them. Moreover, with the introduction of the fixed-spread loan, borrowers can replicate the main characteristics of the multicurrency pool loan and also obtain access to a range of embedded risk management tools. The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy

BOX 3: INVESTMENT LENDING COMMITMENTS (IN MILLIONS OF U.S. DOLLARS)

SPECIFIC INVESTMENT
[BAR CHART]

SPECIFIC INVESTMENT LOANS fund the creation, rehabilitation and maintenance of economic, social and institutional infrastructure.

EMERGENCY RECOVERY
[BAR CHART]

EMERGENCY RECOVERY LOANS restore assets and productivity immediately after a major emergency (such as war, civil disturbance, or natural disaster) that seriously disrupts a member country's economy.

ADAPTABLE PROGRAM
[BAR CHART]

ADAPTABLE PROGRAM LOANS provide phased support for long-term development programs through a series of operations. Succeeding operations are committed on the basis of satisfactory performance on agreed milestones, indicators, periodic reviews, and the evaluation of implementation progress and emerging needs. Authority for approval of subsequent adaptable program loans under programs approved by the Executive Directors is with IBRD's management, subject to oversight and review by the Executive Directors.

FINANCIAL INTERMEDIARY
[BAR CHART]

FINANCIAL INTERMEDIARY LOANS provide long-term resources to local financial institutions, helping to develop sound financial sector policies and institutions, promoting the operational efficiency of those institutions, and improving the terms of credit available to enterprises and households. No loans of this type were committed during FY 2001.

SECTOR INVESTMENT AND MAINTENANCE
[BAR CHART]

SECTOR INVESTMENT AND MAINTENANCE LOANS aim to bring sector expenditures, policies and performance in line with a country's development priorities.

TECHNICAL ASSISTANCE
[BAR CHART]

TECHNICAL ASSISTANCE LOANS are used to build institutional capacity in the borrowing country. They are used to build capacity in entities concerned with promoting economic and social development, as well as public sector reform.

LEARNING AND INNOVATION
[BAR CHART]

LEARNING AND INNOVATION LOANS support small, pilot-type investment and capacity-building projects that, if successful, could lead to larger projects that would mainstream the learning and results of the loan. These loans do not exceed $5 million and are normally implemented over two to three years. Approvals of specific individual loans are at the management level rather than at the Executive Director level.

BOX 4:  ADJUSTMENT LENDING COMMITMENTS (IN MILLIONS OF U.S. DOLLARS)

STRUCTURAL ADJUSTMENT
[BAR CHART]

STRUCTURAL ADJUSTMENT LOANS support specific policy changes and institutional reforms. These loans require agreement on a satisfactory macroeconomic framework and policy actions that can be monitored on a specific schedule.

SPECIAL STRUCTURAL AND SECTOR ADJUSTMENT
[BAR CHART]

SPECIAL STRUCTURAL AND SECTOR ADJUSTMENT LOANS are fast-disbursing loans which provide support to countries facing a sectoral or economy-wide crisis with a substantial structural dimension. These instruments were introduced in FY 1999. No loans of this type were committed during FY 2001.

SECTOR ADJUSTMENT
[BAR CHART]

SECTOR ADJUSTMENT LOANS support comprehensive policy changes and institutional reforms in major sectors. They also require agreement on a satisfactory macroeconomic framework and its implementation, and a specific program that can be monitored.

PROGRAMMATIC STRUCTURAL ADJUSTMENT
[BAR CHART]

PROGRAMMATIC STRUCTURAL ADJUSTMENT LOANS support governmental programs of structural and social reforms that involve continuous, incremental policy changes and institution building through a series of loans. These loans rely on a solid foundation of completed or parallel analytic and advisory work in related areas. The first of these instruments was approved in FY 2000.

DEBT REDUCTION
[BAR CHART]

DEBT REDUCTION LOANS help eligible, highly-indebted member countries reduce commercial debt and debt service to a manageable level as part of a medium-term financing plan. IBRD did not make any commitments of this type during FY 1999-2001.

REHABILITATION
[BAR CHART]

REHABILITATION LOANS support government policy reform programs to assist the private sector where foreign exchange is required for urgent rehabilitation of key infrastructure and productive facilities. IBRD did not make any commitments of this type during FY 1999-2001.

established by the Executive Directors and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

The lending rate on these cost pass-through loans is variable, adjusted every six months to reflect the previous semester's average cost of outstanding borrowings allocated to fund these loans, weighted by the average currency composition of the pool. IBRD adds its lending spread to that average cost.

SINGLE CURRENCY POOL LOANS

In FY 1997, IBRD offered borrowers the option to elect to modify their currency choice by converting multicurrency pool loans to single currency loan terms or single currency pool terms. Those options expired on July 1, 1998. Single currency pool terms are not available for new commitments. The lending rate formulation for loans with single currency pool terms is the same as that for multicurrency pool loans.

SINGLE CURRENCY LOANS

VARIABLE-SPREAD LOANS

IBRD currently offers variable-spread single currency loans in U.S. dollars, Japanese yen, euro, pounds sterling and Swiss francs, and will consider borrower requests for loans in other currencies. Variable-spread loans carry a lending rate that is reset semi-annually. The lending rate consists of a base rate, which is LIBOR for the applicable currency plus a spread. The spread consists of: (a) IBRD's weighted average cost margin for funding for the preceding semester allocated to these loans relative to LIBOR; and (b) IBRD's standard lending spread. These variable spread loans are designed to pass IBRD's funding spread to LIBOR through to its borrowers. This spread is set every six months, in January and July. At June 30, 2001, 95.8% (96.1% at June 30, 2000) of outstanding variable-spread loans were denominated in U.S. dollars.

NON-STANDARD LOANS

In response to the global financial crises, IBRD approved and disbursed several large loans totaling $7,000 million on non-standard single currency loan terms during FY 1998 and FY 1999. These loans carry a six-month U.S. dollar LIBOR interest rate plus a fixed spread ranging from 75 to 100 basis points and a front-end fee. None of these loans is eligible for waivers of interest or commitment charges.

Subsequent to the disbursement of these loans, during FY 1999, IBRD introduced a new type of loan tailored to be part of a broad financial support package for borrowing countries. These special structural and sector adjustment loans also carry non-standard single currency loan terms. As of June 30, 2001, IBRD had approved a total of $5,051 million of special structural or sector adjustment loans. At June 30, 2001, $4,301 million of this amount had been disbursed, and $250 million had been cancelled. Their terms include a six-month U.S. dollar LIBOR interest rate plus a minimum fixed spread, currently set at 400 basis points, which may vary for new loans over time depending on IBRD's overall risk-bearing capacity and market conditions. These loans have a five-year maturity with a three-year grace period on principal, and a front-end fee of one percent of the principal amount payable on effectiveness. Special structural and sector adjustment loans are not eligible for waivers of interest or commitment charges. No new loans with these terms were approved in FY 2001.

FIXED-SPREAD LOANS

During the first quarter of FY 2000, IBRD introduced the fixed-spread single currency loan, designed in response to borrowers' desire for more flexible financial products. Fixed-spread loans can be tailored to meet the needs of individual projects and programs and support borrowers' debt management strategies. Fixed-spread loans are currently offered in U.S. dollars, Japanese yen and euro. Requests for other currencies will also be considered.

These fixed-spread loans carry an interest rate of LIBOR, plus a spread that is fixed at loan signing for the life of the loan. At June 30, 2001, the fixed spread was 55 basis points for U.S. dollar and euro denominated loans and 50 basis points for Japanese yen. The fixed spread consists of (a) IBRD's projected funding cost margin relative to U.S. dollar LIBOR, with a basis swap adjustment for non-U.S. dollar loans; (b) a market risk premium of 5 basis points; and (c) IBRD's standard lending spread.

The fixed-spread offered will be evaluated from time to time and may be reset when market changes warrant. Fixed-spread loans carry IBRD's standard loan charges for new commitments. In addition, these loans carry a commitment charge risk premium of 10 basis points on undisbursed loan amounts for the first four years of the loan's life. This premium, along with the market risk premium in the interest spread, compensates IBRD for funding and refinancing risk.

Borrowers selecting this product may change the currency or interest rate basis over the life of the loan and have more flexibility in selecting loan repayment terms. Effective February 1, 2000, a borrower may choose to include the following conversion features in the loan contract:

   - option to change the currency at market rates of all or a part of the undisbursed or disbursed loan amounts (for a fee);

   - option to fix the interest rate at market rates on all or a part of the disbursed amounts for rate fixings for up to the full maturity of the loan, and for amounts up to the outstanding loan amount (without charge);

   - option to unfix or re-fix the interest rate at market rates on all or part of disbursed loan amounts (for a fee);

   - option to cap or collar the floating interest rate on all or a part of disbursed loan amounts, with a market premium (for a fee).

Transaction fees range from 12.5 to 25 basis points of the notional transaction amount. Repayment terms are more flexible than for prior products, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers have flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles may be level repayment of principal, an annuity type schedule, a bullet repayment or a customized schedule. Repayment profiles cannot be changed after a loan is signed.

FIXED-RATE LOANS

As of December 1, 1999, fixed-rate single currency loans were no longer available for new commitments, because the introduction of the fixed spread loan, with rate fixing options, provided borrowers with similar, but more flexible methods of fixing the interest rate on their loans. Fixed-rate single currency loans carry lending rates that are set on specified semi-annual rate fixing dates for amounts disbursed during the preceding six months. The lending rate consists of a base rate, which reflects market interest rates for the applicable currency on the rate-fixing date for the equivalent loan maturity, plus a spread. The spread consists of: (a) IBRD's funding cost margin relative to the base rate for these loans; (b) a risk premium to compensate IBRD for market risks it incurs in funding these loans; and (c) IBRD's standard lending spread.

TABLE 5 presents a breakdown of IBRD's loan portfolio by loan product. For more information, see the Notes to Financial Statements-Note C.

DERIVATIVE PRODUCTS

Along with the approval of the introduction of the fixed-spread loan product, IBRD also approved the offer of new derivative products for its borrowers to respond to their needs for access to better risk management tools. These products assist borrowers in hedging their risks on individual loans made to them by IBRD. These derivative products include interest rate and currency swaps, and interest rate caps and collars. On a case-by-case basis, commodity-linked swaps may also be considered.

Each request from a borrower for execution of a derivative product must include an explanation of its suitability for risk management purposes. IBRD will pass through the market cost of the instrument to the borrower, and will charge a transaction fee comparable to the fee charged on the fixed-spread loan conversion features (and 37.5 basis points for commodity swaps). These instruments may be executed either under a master derivatives agreement which substantially conforms to industry standards, or in individually negotiated transactions. IBRD is in the process of making these instruments available.

TABLE 5: PORTFOLIO BY LOAN PRODUCT

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------------------
                                                  FY 2001                FY 2000                  FY 1999
                                          ----------------------- ----------------------  ----------------------
                                            Principal  As a % of  Principal  As a % of     Principal  As a % of
Loan Product                                 Balance  Total Loans  Balance   Total Loans    Balance  Total Loans
----------------------------------------  ---------- ------------ --------- -------------  --------- -----------
Variable-Rate Multicurrency Pool Loans
  Outstanding                                $30,258     25        $35,542        30         $37,203        32
  Undisbursed                                  3,177      8          4,567        10           6,344        12
Single Currency Pool Loans
  Outstanding                                 30,521     26         35,422        29          40,693        35
  Undisbursed                                    125      *            241         1             374         *
Variable-Spread Single Currency Loans(a)
  Outstanding                                 38,484     32         33,078        28          25,462        22
  Undisbursed                                 25,590     67         29,486        66          33,862        66
Fixed-Rate Single Currency Loans
  Outstanding(b)                              15,420     13         13,636        11          11,238         9
  Undisbursed                                  4,844     13          8,273        18          10,787        21
Fixed-Spread Single Currency Loans
  Outstanding                                  3,200      3            968         1
  Undisbursed                                  4,198     11          2,187         5
Other Loans
  Outstanding                                    983      1          1,458         1           2,631         2
  Undisbursed                                     --     --             --        --               5         *
                                          ---------- ------------ --------- -------------  --------- -----------
Total **
  Outstanding loans                        $ 118,866    100       $120,104       100        $117,228       100
  Undisbursed loans                         $ 37,934    100        $44,754       100         $51,372       100
                                          =========== =========== ========= =============  ========= ===========

a. OF WHICH SINGLE CURRENCY LOANS WITH NON-STANDARD TERMS REPRESENT $11,301 MILLION OUTSTANDING ($10,801 MILLION--JUNE 30, 2000 AND $9,035 MILLION--JUNE 30, 1999). AT JUNE 30, 2001, $500 MILLION WAS UNDISBURSED.
b. INCLUDES FIXED-RATE SINGLE CURRENCY LOANS FOR WHICH THE RATE HAD NOT YET BEEN FIXED AT FISCAL YEAR-END.
*    INDICATES AMOUNTS LESS THAN 0.5%.
** MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES DUE TO ROUNDING.


GUARANTEES

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD. In exceptional cases, IBRD may offer enclave guarantees for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. IBRD has also provided guarantees of securities issued by entities eligible for IBRD loans.

IBRD guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks, generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage. The three basic types of guarantees offered are described in BOX 5.

Each guarantee requires the counter-guarantee of the member government. Guarantees are priced within a limited range to reflect the risks involved, and preparation fees may be charged where there are exceptional costs involved for IBRD. IBRD prices guarantees consistent with the way it prices its loans.

IBRD may provide partial risk guarantees for export-oriented projects in an IDA-only country (enclave guarantees) if the project is expected to generate foreign exchange outside the country, and IBRD determines that the country will have adequate foreign exchange to meet its obligations under the counter-guarantee if the guarantee is called. A project covered by an enclave guarantee includes security arrangements with appropriate risk mitigation measures, such as offshore revenue escrow accounts and debt-service reserves acceptable to IBRD, to minimize IBRD's exposure and the risk of a call on the guarantee. Special charges apply to these types of guarantees. The commitment of enclave guarantees is initially limited to an aggregate guaranteed amount of $300 million. As of June 30, 2001 no enclave guarantees were outstanding.

IBRD's exposure at June 30, 2001 on its guarantees (measured as their present value in terms of their first

-------------------------------------------------------------------------------

BOX 5: GUARANTEE INSTRUMENTS

PARTIAL RISK GUARANTEES cover debt-service defaults on a loan that may result from nonperformance of government obligations. These are defined in the contracts negotiated between the government or a government-sponsored entity and the private company responsible for implementing the project. The IBRD guarantee is limited to backing the government's obligations; the obligations of the private company contained in the project agreements are not covered and thus the private lenders assume the risk of nonperformance by the private company.

PARTIAL CREDIT GUARANTEES are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its instrumentalities. This approach may be most appropriate when the lenders are not willing to accept the sovereign risk of the host government for a term long enough to meet the needs of the project. By guaranteeing later maturities, such partial credit guarantees help induce the market to extend the term to the maximum risk it can bear.

POLICY-BASED GUARANTEES are partial credit guarantees that cover a portion of debt-service on a borrowing by an eligible member country from private foreign creditors in support of agreed structural, institutional and social policies and reforms. These guarantees are an extension of partial credit guarantees for projects. The guaranteed portion of the debt-service could consist of a combination of interest and principal payments, but the actual structure is determined on a case-by-case basis. Eligibility for IBRD adjustment lending is a necessary condition for eligibility for this type of instrument. The terms of this instrument are the same as project-based partial credit guarantees. Maturity and level of fees will be standard if the guarantee is made in situations comparable to those under which a structural adjustment loan would be made; however, if the guarantee is made in connection with a special structural adjustment loan, then it will be at special structural adjustment loan equivalent terms. This guarantee product was launched in FY 1999. Initially, IBRD is proceeding with a pilot program of up to $2,000 million. As of June 30, 2001, $409 million had been approved. Once the $2,000 million level is reached, the Executive Directors will review the program.
------------------------------------------------------------------------------

call date) are detailed in Table 6. For additional information see the Notes to Financial Statements - Note C.

TABLE 6: GUARANTEE EXPOSURE


IN MILLIONS
------------------------------------------------------
                          2001     2000     1999
Partial risk            $   473  $   468   $    467
Partial credit              501      663      1,058
Policy based                402      245         --
                        -------  -------   --------
Total                    $1,376   $1,376     $1,525
                        =======  =======   ========
------------------------------------------------------

OTHER ACTIVITIES

CONSULTATION: In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, loan operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

RESEARCH AND TRAINING: To assist its developing member countries, IBRD--through the World Bank Institute--provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

TRUST FUND ADMINISTRATION: IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements-Note I.

INVESTMENT MANAGEMENT: IBRD has leveraged its treasury management capacity and infrastructure to provide investment management services to an external institution for a fee. These funds are not included in the assets of IBRD.


4. LIQUIDITY MANAGEMENT

IBRD's liquid assets are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, currency and interest rate swaps, asset-backed securities, and futures and options contracts pertaining to such obligations.

Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

Under IBRD's liquidity management policy, aggregate liquid asset holdings should be kept at or above a specified prudential minimum. That minimum is equal to the highest consecutive six months of debt service obligations for the fiscal year, plus one-half of net approved loan disbursements as projected for the fiscal year. The FY 2002 prudential minimum liquidity level has been set $20.1 billion, representing a $1.7 billion increase over that for FY 2001. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

Liquid assets are held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles, funding, structures and performance benchmarks.

The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year.

The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements.

The discretionary portfolio provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities. The discretionary portfolio was gradually liquidated over the first half of FY 2000. This discretionary portfolio was not used during FY 2001. FIGURE 3 represents IBRD's liquid asset portfolio size and structure at the end of FY 2001 and FY 2000, excluding investment assets associated with certain other postemployment benefits.

At the end of FY 2001, the aggregate size of the IBRD liquid asset portfolio stood at $24,181 million, little changed from FY 2000. This portfolio is largely composed of U.S. dollars, with the currency composition of the operational portfolio varying the most as a result of the cash flows generated by disbursements, debt-service payments, new borrowings and reserves conversions.

The performance of the liquid asset portfolio in FY 2001 compared to FY 2000 is presented in TABLE 7. These returns exclude investment assets funding certain other postemployment benefits.


TABLE 7: LIQUID ASSET PORTFOLIO PERFORMANCE

------------------------------------------------------------
                             ANNUALIZED FINANCIAL RETURN (%)
                             -------------------------------
                                 FY 2001      FY 2000
                             -------------------------------
IBRD Overall Portfolio            6.29          5.75
   Stable Portfolio               6.55          5.93
   Operational Portfolio          5.39          5.39
   Discretionary Portfolio          --          5.27
------------------------------------------------------------

The higher returns in FY 2001 are due primarily to higher interest earnings in FY 2001, as well as higher mark-to-market gains resulting from a falling U.S. dollar interest rate environment. Although rates decreased significantly in the latter half of FY 2001, interest income from IBRD's liquid asset portfolio was not impacted immediately by the full effect of the decline because of the lag on repricing.


FIGURE 3: LIQUID ASSET PORTFOLIO COMPOSITION (IN MILLIONS OF U.S. DOLLARS)


                                 [GRAPH]


June 30, 2001                          June 30, 2000


Stable Portfolio                       Stable Portfolio
$20,101                                $18,544
83%                                    77%


Operational Portfolio                  Operational Portfolio
$4,080                                 $5,649
17%                                    23%

5. FUNDING RESOURCES

EQUITY

Total shareholders' equity, as reported in IBRD's balance sheet at June 30, 2001, was $29,570 million compared with $29,289 million at June 30, 2000. The increase from FY 2000 primarily reflects the increase in retained earnings of $824 million, offset by fluctuations in the amounts to maintain value of currency holdings.

For management purposes, IBRD closely monitors equity as defined and utilized in the EQUITY-TO-LOANS RATIO. TABLE 8 presents the composition of this measure of equity at June 30, 2001 and 2000.

IBRD's equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD's equity capital is judged on the basis of its ability to generate future net income sufficient to absorb plausible risks and support normal loan growth, without reliance on additional shareholder capital.

The EQUITY-TO-LOANS RATIO is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. See discussion in Section 6, Financial Risk Management--Managing Risk-Bearing Capacity.

As presented in FIGURE 4, IBRD has maintained a relatively stable
EQUITY-TO-LOANS RATIO on both a reported basis (excluding cumulative translation adjustments associated with the FAS 133 adjustments) and a current value basis.

This ratio rose slightly to 21.42% at June 30, 2001, from 21.23% one year earlier. In accordance with the financial policy defining this ratio, the amount of transfer to general reserves of $618 million approved on August 2, 2001 was included in this ratio at June 30, 2001 ($1,114 million-- June 30, 2000).


TABLE 8: EQUITY CAPITAL


         IN MILLIONS OF U.S. DOLLARS
         ---------------------------------------------------------------------------------------------------------
                                                                                  JUNE 30, 2001      JUNE 30, 2000
         USABLE CAPITAL
            Paid-in Capital                                                           $11,476            $11,418
            Net Receivable for Maintenance of Value                                    (1,102)              (898)
            Restricted Paid-in Capital                                                 (2,473)            (2,328)
                                                                                      -------            -------
            TOTAL USABLE CAPITAL                                                        7,901              8,192
         SPECIAL RESERVE                                                                  293                293
         GENERAL RESERVE, including prospective allocation of FY 2001/FY 2000
         net income                                                                    17,841             17,223
         CUMULATIVE TRANSLATION ADJUSTMENT (a)                                         (1,126)              (641)
                                                                                      -------            -------
         EQUITY USED IN EQUITY-TO-LOANS RATIO--REPORTED BASIS(a)                      $24,909            $25,067
                                                                                      =======            =======
         Current Value Adjustments                                                        801
         CURRENT VALUE EQUITY USED IN EQUITY-TO-LOANS RATIO                           $25,710
                                                                                      =======
         ---------------------------------------------------------------------------------------------------------

         LOANS AND GUARANTEES OUTSTANDING, NET OF ACCUMULATED PROVISION FOR LOAN LOSSES   116,283         118,080
         CURRENT VALUE LOANS AND GUARANTEES OUTSTANDING, NET OF ACCUMULATED PROVISION
         FOR LOAN LOSSES                                                                  120,479
         ---------------------------------------------------------------------------------------------------------
         EQUITY-TO-LOANS RATIO--REPORTED BASIS(a)                                           21.42%          21.23%
         CURRENT VALUE EQUITY-TO-LOANS RATIO                                                21.34%
         ---------------------------------------------------------------------------------------------------------

a. EXCLUDING CUMULATIVE TRANSLATION AMOUNTS ASSOCIATED WITH THE FAS 133 ADJUSTMENT.

FIGURE 4: EQUITY-TO-LOANS RATIO


                                  [GRAPH]


CAPITAL

The authorized capital of IBRD at June 30, 2001 was $190,811 million, of which $189,505 million had been subscribed. Of the subscribed capital, $11,476 million had been paid in and $178,029 million was callable. Of the paid-in capital, $7,882 million was available for lending and $3,594 million was not available for lending. The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are:

(i) $2,611 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted by the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

(ii) $8,865 million of IBRD's capital was paid in the currencies of the subscribing members. Under the Articles this amount is subject to MAINTENANCE OF VALUE obligations and may be loaned only with the consent of the member whose currency is involved. In accordance with such consents, $4,937 million of this amount had been used in IBRD's lending operations at June 30, 2001.

(iii)$151,604 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

(iv) $26,425 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2001, $103,604 million (58%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee of the Organization for Economic Cooperation and Development (DAC-OECD). This amount was equal to 93.0% of IBRD's outstanding borrowings after swaps at June 30, 2001. TABLE 9 sets out the capital subscriptions of those countries and the callable amounts.

The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

TABLE 9: DAC-OECD CAPITAL SUBSCRIPTIONS


IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------
                   TOTAL CAPITAL   UNCALLED PORTION
MEMBER COUNTRY(a)  SUBSCRIPTION    OF SUBSCRIPTION
---------------------------------------------------
United States      $ 31,965         $ 29,966
Japan                15,321           14,377
Germany               8,734            8,191
France                8,372            7,851
United Kingdom        8,372            7,832
Canada                5,404            5,069
Italy                 5,404            5,069
Netherlands           4,283            4,018
Belgium               3,496            3,281
Spain                 3,377            3,171
Switzerland           3,210            3,012
Australia             2,951            2,770
Sweden                1,806            1,696
Denmark               1,623            1,525
Austria               1,335            1,254
Norway                1,204            1,132
Finland               1,033              971
New Zealand             873              821
Portugal                659              620
Ireland                 636              599
Greece                  203              189
Luxembourg              199              190
                   ------------   ----------
   Total           $110,460         $103,604
                   ============   ==========

--------------------------------------------------

a. SEE DETAILS REGARDING THE CAPITAL SUBSCRIPTIONS OF ALL MEMBERS OF IBRD AT JUNE 30, 2001 IN FINANCIAL STATEMENTS-STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER.


For a further discussion of capital stock, restricted currencies, MAINTENANCE OF VALUE and membership refer to the Notes to Financial Statements-Summary of Significant Accounting and Related Policies and Note A.

BORROWINGS

SOURCE OF FUNDING

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors globally. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

FUNDING OPERATIONS

In FY 2001 medium- and long-term debt raised directly in financial markets by IBRD amounted to $17,033 million compared to $15,789 million in FY 2000. TABLE 10 summarizes IBRD's funding operations for FY 2001 and FY 2000. Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. The increase in funding in FY 2001 was primarily attributable to the replacement of both maturing issues and issues called. All proceeds from new funding are initially invested in the liquid asset portfolio until they are required for IBRD's operations. Debt is allocated on a periodic basis to the different debt pools funding loans as necessary, in accordance with operating guidelines. In FY 2001, IBRD followed a strategy of selective bond issuance, composed of cost-effective private placements, largely pre-sold institutional public issues and retail targeted transactions.


TABLE: 10: FUNDING OPERATIONS INDICATORS

------------------------------------------------------------------------------
                                                              FY 2001  FY 2000
                                                              ----------------
Total Medium- and Long-term Borrowings(a)  (USD million)      $17,033  $15,789
Average Maturity(b) (years)                                       6.5      5.8
Number of Transactions                                            232      148
Number of Currencies                                                9       13
------------------------------------------------------------------------------

a.  INCLUDES ONE-YEAR NOTES AND REPRESENTS NET PROCEEDS ON A TRADE DATE BASIS.

b.  ON A FIRST CALL BASIS.

IBRD strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or meet other operational needs. In response to market conditions, during FY 2001, IBRD repurchased $859 million and called $3,430 million of its outstanding borrowings.

USE OF DERIVATIVES

IBRD engages in a combination of interest rate and currency swaps to convert direct borrowings into a desired interest rate structure and currency composition. Interest rate and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans.

In FY 2001, the majority of new funding continued to be initially swapped into floating rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with funding requirements.

COMPOSITION OF BORROWINGS

Of the borrowings outstanding after swaps at June 30, 2001, 56% was at variable rates (55% at June 30, 2000). The currency composition continues to be concentrated in U.S. dollars, with its share at the end of June 30, 2001 at 84% of the borrowings portfolio,after swaps (80% at June 30, 2000). This reflects IBRD borrowers' preference for U.S. dollar-denominated loans and the corresponding currency composition of the liquid asset portfolio.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements-Note D.


6. FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of financial risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operating risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

GOVERNANCE STRUCTURE

The risk management governance structure includes an Asset/Liability Management Committee chaired by the Chief Financial Officer. This committee makes recommendations to senior management in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. The Market Risk and Currency Management Subcommittee reports to the Asset/Liability Management Committee. This subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include establishing guidelines for limiting balance sheet and market risks, the use of derivative instruments, and monitoring matches between assets and their funding.

Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Country Credit Risk Department, led by the Chief Credit Officer. This unit is independent from IBRD's business units and reports to IBRD's senior management. In addition to continuously reviewing the creditworthiness of IBRD borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for loan losses, and monitoring borrowers that are vulnerable to crises in the near term. The Chief Credit Officer represents IBRD's Chief Financial Officer on the Operations Committee, which reviews IBRD's Country Assistance Strategies and selected planned adjustment loans.

Market risks, liquidity risks and counterparty credit risks in IBRD's financial operations are identified, measured and monitored by the Corporate Finance Department, which is independent from IBRD's business units. The Corporate Finance Department works with IBRD's financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Asset/Liability Management Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD's risk profiles and performance, as well as any significant developments in risk management policies and controls.

MANAGING RISK-BEARING CAPACITY

IBRD assesses its risk-bearing capacity using a variety of metrics, including a stress test and an EQUITY-TO-LOANS RATIO, to measure its income generating capacity and capital adequacy.

The stress test measures the level of loan growth which could be supported by IBRD in the wake of a significant credit shock, without further deterioration in IBRD's capital position. The nonaccrual event used in the stress test is an estimate of the amount of the loan portfolio that could enter nonaccrual status (payment arrears in excess of six months) in the next three years at a 95% confidence level.

IBRD uses the EQUITY-TO-LOANS RATIO (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. One of IBRD's financial risk managment objectives is to seek to protect the EQUITY-TO-LOANS RATIO from movements arising from market risks. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in FIGURE 4 in Section 5, Funding Resources, IBRD has maintained a relatively stable EQUITY-TO-LOANS RATIO on both the current value and reported basis.

CREDIT RISK

COUNTRY CREDIT RISK

IBRD's Credit Risk Department continuously reviews the creditworthiness of its borrowing member countries. These reviews are taken into account in determining its overall country programs and lending operations, used to estimate the appropriate level of provisions for loan losses, and used to assess the adequacy of IBRD's income-generating capacity and risk-bearing capital. In keeping with standard practice, expected losses inherent in the portfolio due to coun-try credit risk are covered by the accumulated provision for loan losses, while unexpected losses due to country credit risk are covered by income-generating capacity and risk-bearing capital.

The credit quality of IBRD's loan portfolio deteriorated in FY01, reflecting an increase in the volume of loans in nonaccrual status and a net deterioration in the risk ratings assigned to IBRD borrowers by the Credit Risk Department. While the changes in the risk ratings of IBRD's borrowers largely reflect country-specific developments, the Credit Risk Department's overall assessment of IBRD portfolio risk also reflects a less favorable baseline global outlook for many developing countries. During FY 2001, loans to two borrowers were placed in nonaccrual status. The total outstanding principal of loans to these borrowers at June 30, 2001 was $921 million. Both the increase in the volume of loans in nonaccrual status and the net deterioration in borrowers' risk ratings are reflected in the provisioning charge of $676 million in FY01.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed through a single borrower exposure limit. According to an approach approved by the Executive Directors in 1997, the single borrower exposure limit is set at the lower of an equitable access limit and a concentration risk limit. The equitable access limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus, and the concentration limit is estimated by stress testing IBRD's income-generating capacity and risk-bearing capital (taking into account not only current exposure - loans outstanding plus the present value of guarantees - but also projected exposure over the ensuing three- to five-year period). The single borrower exposure limit is determined by the Executive Directors each year at the time they consider IBRD's reserves adequacy and the allocation of its net income from the preceding fiscal year. For FY 2002 the concentration risk limit is $13.5 billion, unchanged from FY 2001. The equitable access limit is $20.8 billion. As depicted in Figure 5, IBRD's largest exposure (including the present value of guarantees) to a single borrowing country was $11.6 billion at June 30, 2001.


FIGURE 5: TOP EIGHT COUNTRY EXPOSURES AT JUNE 30, 2001

                                [GRAPH]


Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

OVERDUE AND NON-PERFORMING LOANS

It is IBRD's policy that if a payment of principal, interest or other charges on an IBRD loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payment becomes 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of the approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. It is the policy of IBRD to place all loans made to or guaranteed by a member of IBRD in nonaccrual status, if principal, interest or other charges on any such loan are overdue by more than six months, unless IBRD determines that the overdue amount will be collected in the immediate future. IBRD maintains an accumulated provision for loan losses to recognize the risk inherent in both the accrual and nonaccrual portfolios. The methodology for determining the accumulated provision for loan losses is discussed under Accumulated Provision for Loan Losses.

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy, IBRD will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that: (a) agree to and implement a medium-term, growth-oriented structural adjustment program endorsed by IBRD; (b) undertake a stabilization program, if necessary, endorsed, or financially supported, by the International Monetary Fund; (c) agree to a financing plan to clear all arrears to IBRD and other multilateral creditors in the context of a medium-term structural adjustment program; and
(d) make debt-service payments as they fall due on IBRD loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to IBRD have been fully cleared.

On May 8, 2001, based on a precedent established in 1975 after Bangladesh became independent from Pakistan, and followed with respect to Bosnia and Herzegovina in 1996, IBRD's Executive Directors authorized IBRD to enter into an agreement with the Federal Republic of Yugoslavia (FRY) with respect to a plan for the clearance of arrears under loans to the former Socialist Federal Republic of Yugoslavia for which FRY has accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears will be consolidated into one or more new IBRD loans. The exact terms of these consolidation loans will be negotiated with FRY authorities.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. IBRD's treatment of FRY is an exception to that practive, based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. These criteria limited eligibility for such treatment to a country: that has emerged from a current or former member of IBRD; that is assuming responsibility for a share of the debt of such member; that because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and for which a rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD's accumulated provision for loan losses reflects the inherent collectibility risk in its nonaccrual and accrual portfolios. Management determines the appropriate level of accumulated provisions for loan losses by estimating the probable expected losses inherent in the portfolio on a borrower-by-borrower basis for both the nonaccrual and accrual portfolios at the balance sheet date. The appropriate level of provisions for each borrower is estimated as the sum product of its expected default frequency (or probability of default to IBRD), its loans outstanding (plus the present value of guarantees), and the assumed severity of loss given default.

Estimating probable expected losses is inherently uncertain and depends on many factors. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for loan losses accordingly. Actual losses may differ from expected losses due to unforeseen changes in general macroeconomic and political conditions, unexpected correlations within the portfolio, and other external factors.

Additional information on IBRD's loan loss provisioning policy and status of nonaccrual loans can be found in the Notes to Financial Statements-Summary of Significant Accounting and Related Policies, and Note C.

COMMERCIAL CREDIT RISK

IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereign governements, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

Derivative and foreign exchange transactions involve credit risk. The effective management of credit risk is vital to the success of IBRD's funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the credit risk arising from derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

IBRD treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and there exists a legally-enforceable master derivatives agreement with the counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. Net mark-to-market is, in IBRD's view, the best measure of credit risk when there is a legally enforceable master derivatives agreement between IBRD and the counterparty which contains legally enforceable close-out netting provisions. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements-Note F.

TABLE 11 provides details of IBRD's estimated credit exposure on its investments and swaps, net of collateral held, by counterparty rating category.

The decline in the proportion of AAA-rated investments and the corresponding increase in the proportion of AA-rated investments, compared to the prior year, is mainly due to the downgrading of Japanese government securities during FY 2001. After the effects of master netting arrangements, the swap credit exposure of $560 million is offset by collateral of $338 million, which results in a total net swap exposure of $222 million.

MARKET RISK

IBRD faces risks which result from market movements, primarily interest and exchange rates. In comparison to country credit risk, IBRD's exposure to market risks is small. IBRD has an integrated asset/liability management framework to flexibly assess and hedge market risks associated with the characteristics of the products in IBRD's portfolios.

ASSET/LIABILITY MANAGEMENT

The objective of asset/liability management for IBRD is to ensure adequate funding for each product at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product in accordance with the particular requirements for that product and within prescribed risk parameters.

TABLE 12 details the mark-to-current value of each loan product and the debt allocated to fund it.

The overall positive mark to current value on loans indicates that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate, which represents the rate at which IBRD would originate a similar loan at June 30, 2001. The positive mark-to-current value in the borrowings portfolio represents the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding for similar maturities. TABLE 13 summarizes the year-to-date effect on equity of marking the portfolios to current value.


TABLE 11: CREDIT EXPOSURE BY COUNTERPARTY RATING


IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------
                     AT JUNE 30, 2001                               AT JUNE 30, 2000              AT JUNE 30, 1999
          -------------------------------------------------------------------------------------------------------------
                   INVESTMENTS
          ---------------------------
                          AGENCIES,     NET    TOTAL EXPOSURE          TOTAL EXPOSURE          TOTAL EXPOSURE
COUNTERPARTY               BANKS &      SWAP   ON INVESTMENTS   % OF   ON INVESTMENTS   % OF    ON INVESTMENTS    % OF
RATING        SOVEREIGNS   CORPORATES   EXPOSURE    AND SWAPS     TOTAL    AND SWAPS      TOTAL    AND SWAPS       TOTAL
-----------------------------------------------------------------------------------------------------------------------
AAA                 42        8,998       185        9,225         39       $12,307        49      $12,513           41
AA               3,157       10,348        22       13,527         56        10,917        44       15,449           51
A                   --        1,154        15        1,169          5         1,802         7        2,311            8
                 -------    --------     ------     --------      -----     --------    -------    -------          ---
Total            3,199       20,500       222       23,921        100       $25,026       100      $30,273          100
                 =======    ========     ======     ========      =====     ========    =======    =======          ===

-----------------------------------------------------------------------------------------------------------------------

TABLE 12: FINANCIAL INSTRUMENT PORTFOLIOS
IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------

                                                 AT JUNE 30, 2001
                                          --------------------------------
                                          CARRYING  CONTRACTUAL   CURRENT
                                            VALUE       YIELD   VALUE MARK
                                          --------------------------------
LOANS                                     $118,866      6.35%  $ 4,196
   Variable-Rate Multicurrency Pool Loans   30,258      5.07     1,567
   Single Currency Pool Loans(b)            30,492      8.61     2,209
   Variable-Spread Single Currency Loans(c) 27,614      4.93        33
   Fixed-Rate Single Currency Loans         14,989      6.69       337
   Nonstandard Single Currency Loans        11,301      6.89        18
   Fixed-Spread Single Currency Loans        3,200      4.91         9
   Other Fixed Rate Loans                    1,012      8.26        23

LIQUID ASSET PORTFOLIO(d,e)                 24,181      4.33

BORROWINGS(d)                              114,850      5.32     3,397
   Variable-Rate Multicurrency Pools        19,150      4.55     1,510
   Single Currency Pools                    20,635      7.76     1,385
   Variable-Spread Single Currency          21,968      4.48      (187)
   Fixed-Rate Single Currency               12,958      6.16       221
   Nonstandard Single Currency              11,390      4.43       (59)
   Fixed-Spread Single Currency              1,694      4.83        (9)
   Other Debt(f)                            27,055      4.74       536
--------------------------------------------------------------------------

a.  CONTRACTUAL YIELD IS PRESENTED BEFORE THE APPLICATION OF INTEREST WAIVERS.

b. EXCLUDES FIXED-RATE SINGLE CURRENCY POOL LOANS, WHICH HAVE BEEN CLASSIFIED IN OTHER FIXED-RATE LOANS.

c. INCLUDES FIXED-RATE SINGLE CURRENCY LOANS FOR WHICH THE RATE HAD NOT YET BEEN FIXED AT FISCAL YEAR-END.

d. CARRYING AMOUNTS AND CONTRACTUAL YIELDS ARE ON A BASIS WHICH INCLUDES ACCRUED INTEREST AND ANY UNAMORTIZED AMOUNTS.

e.  THE LIQUID ASSET PORTFOLIO IS CARRIED AND REPORTED AT MARKET VALUE.

f.  INCLUDES AMOUNTS NOT YET ALLOCATED AT JUNE 30, 2001.



TABLE 13: SUMMARY OF CURRENT VALUE ADJUSTMENTS


IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------------------

                                                    BALANCE SHEET EFFECTS AS OF JUNE 30, 2001
                                                    ------------------------------------------ TOTAL INCOME
                                                                               OTHER         STATEMENT EFFECT
                                                    LOANS    BORROWINGS    ASSET/LIABILITY       FY 2001
                                                    -------------------------------------------------------
Total Current Value Adjustments on Balance Sheet    $4,196    $(3,397)            $2               $801(a)
Unrealized Gains on Investments                                                                      51(b)
Currency Translation Adjustment                                                                    (485)(c)
                                                                                                 -------
Total Current Value Adjustments                                                                   $ 367
                                                                                                 =======

--------------------------------------------------------------------------------------------------------------

a. INCLUDES $116 MILLION REPRESENTING A ONE-TIME CUMULATIVE EFFECT OF RECORDING THE ADOPTION, ON JULY 1, 2000, OF THE CURRENT VALUE BASIS OF ACCOUNTING.

b. UNREALIZED GAINS ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF CURRENT VALUE ADJUSTMENTS FOR CURRENT VALUE REPORTING.

c. THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

USE OF DERIVATIVES

As part of its asset/liability management process, IBRD employs derivatives to manage and align the characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics, and to modify the currency composition of net assets and liabilities.

INTEREST RATE RISK

There are two potential sources of interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for approximately 74% of the existing outstanding loan portfolio (78% at the end of FY 2000). Of these cost pass-through loans, the multicurrency pool loans do pose some residual interest rate risk, given the six month lag inherent in the lending rate calculation. Since multicurrency pool loan terms are no longer available for new commitments, this risk will diminish as the existing loans mature.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over time has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. The amount of debt allocated to the multicurrency debt pool will exceed the balance of the multicurrency loan pool after FY 2010. The debt which funds these loans have maturities that extend beyond those of the loans and presents a risk of loss to IBRD because this debt carries fixed interest rates. Over-funding reaches a maximum of approximately $5.6 billion in FY 2015. Strategies for managing this risk include changing the rate fixity of the overfunded portion of the debt from fixed to floating rates beyond 2010 through the use of forward starting swaps. IBRD has begun executing these swaps and to date has paid $44 million since FY 2000. These forward starting swaps are being transacted in a phased manner over the next four years. The present value of the remaining over-funded portion of the above market debt is approximately $250 million as of June 30, 2001. The loss attributable to the combined position will be passed as a rate adjustment to the multicurrency pool loans.

Interest rate risk on non-cost pass-through products, which currently account for 26% of the existing loan portfolio (22% at the end of FY 2000), is managed by using INTEREST RATE SWAPS to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow. The interest rate risk on IBRD's liquid portfolio is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Because equity funds a portion of outstanding loans, IBRD's level of net income is sensitive to movements in the level of nominal interest rates. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables. This timing mismatch does not have a material effect on income or on the EQUITY-TO-LOANS RATIO.

EXCHANGE RATE RISK

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its EQUITY-TO-LOANS RATIO. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of market rate fluctuations on the EQUITY-TO-LOANS RATIO, thereby preserving IBRD's ability to better absorb potential losses from arrears regardless of the market environment.

FIGURE 6 presents the currency composition of significant balance sheet components (net of swaps) at the end of FY 2001 and FY 2000.

FIGURE 6: RELATIVE CURRENCY COMPOSITION OF SIGNIFICANT BALANCE SHEET
COMPONENTS

AT JUNE 30, 2001

                             [CHART]

AT JUNE 30, 2000




                             [CHART]

OPERATING RISK

Operating risk is the potential for loss arising from internal activities or external events caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transaction processing, settlement systems and procedures and the execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operating risks. IBRD attempts to mitigate operating risk by maintaining a system of internal controls that is designed to keep operating risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. In the past, IBRD has suffered certain minor financial losses from operating risk and while it maintains an adequate system of internal controls, there can be no absolute assurance that IBRD will not suffer such losses in the future.

IBRD uses the COSO(a) control framework and a self-assessment methodology to evaluate the effectiveness of its internal controls over financial reporting, and it has an on-going program in place to assess all major business units. IBRD obtains an attestation report from its external auditors that IBRD's assertion that, as of June 30 of each fiscal year, its system of internal control over its external financial reporting meets the criteria for effective internal control over external financial reporting as described in COSO, is fairly stated in all material respects.

ECONOMIC AND MONETARY UNION IN EUROPE

Since January 1, 1999, in the normal course of business as a multicurrency organization, IBRD has been conducting euro-denominated transactions in paying and receiving, investments, bond issuance, loan disbursements, loan billing and new lending commitments.

IBRD has adopted a gradual approach to redenominate national currency unit balance sheet items and IBRD-administered donor trust funds to euro during the transition period, before their automatic conversion to euro on January 1, 2002.

As of June 30, 2001, the accounting records for the investments and borrowings portfolios had been redenominated. Records of the loans and capital portfolios are in the process of being redenominated and will be completed by January 1, 2002.

------------------------

a. In 1992, the Committee of Sponsoring Organizations of the Treadway Commission (COSO) issued its INTERNAL CONTROL-INTEGRATED FRAMEWORK, which provided a common definition of internal control and guidance on judging its effectiveness.

7. RESULTS OF OPERATIONS

To a large extent, the income and expenses associated with IBRD's interest-bearing assets and liabilities are affected by changes in the interest rate environment.

INTEREST RATE ENVIRONMENT

During FY 2001, the applicable interest rates (predominantly U.S. dollar interest rates) for IBRD were declining, while the rates were increasing during FY 2000. The U.S. dollar rates depicted in FIGURE 7 illustrate these trends.

FIGURE 7: LIBOR INTEREST RATES - U.S. DOLLAR

                                  [CHART]

Although market rates decreased significantly in the latter half of FY 2001, this decrease will only affect IBRD's interest-bearing assets and liabilities as they reprice. Accordingly, though average market rates were lower for FY 2001 than FY 2000, average applicable interest rates for IBRD's instruments were higher.

NET INCOME

IBRD's net income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 14 shows a breakdown of income, net of funding costs.

FY 2001 VERSUS FY 2000

FY 2001 net income was $1,489 million, $502 million lower than in FY 2000. The majority of this change was due to the following:

     - The swing of $842 million in the provision for loan loss expense reflects a reassessment of the probable losses inherent in the accruing portfolio, and an increase in the volume of loans in nonaccrual status (See Notes to Financial Statements-Note C).

     - A $345 million increase in income related to FAS 133 adjustments reflects the mark to fair value of IBRD's derivative instruments, as defined by FAS 133, and the amortization of the transition adjustments created upon adoption of this standard on July 1, 2000.

FY 2000 VERSUS FY 1999

FY 2000 net income was $1,991 million, $473 million higher than in FY 1999. The majority of this change was due to the following:

     - A $412 million reduction in loan loss provision expense resulting primarily from a reassessment of the possible losses inherent in the loan portfolio. That assessment concluded that a general improvement in credit quality for certain large borrowers, as well as for the accrual portfolio as a whole, warranted a $243 million reduction in the accumulated provision for loan losses. The remaining $169 million decrease in expense is attributable to a reduction in the growth of the loan portfolio.

     - A $345 million increase in loan interest income, net of funding costs, resulting from an increase in the average outstanding loan balance, especially in the higher-yielding special adjustment loans, as well as the improved net returns from the single currency pool loans. Net returns from the single currency pool loans recovered because the higher U.S. dollar borrowing costs were not fully passed through to borrowers in FY 1999. The lower interest waivers and higher front-end fees in effect for the full FY 2000 also contributed to the increase in net returns from the loan portfolio.

TABLE 14: NET INCOME

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------

                                                   FY 2001    FY 2000    FY 1999
                                                   -------    -------    -------
Loan interest income, net of funding costs
    Debt funded                                    $   509    $   678    $   387
    Equity funded                                    1,871      1,771      1,717
                                                   -------    -------    -------
  Total loan interest income, net of
    funding costs                                    2,380      2,449      2,104
Other loan income                                       11         49         59
Loan loss provision                                   (676)       166       (246)
Investment income, net of funding costs                140        116        324
Net noninterest expense                               (711)      (789)      (723)
                                                   -------    -------    -------
OPERATING INCOME                                     1,144      1,991      1,518
  FAS 133 Adjustments                                  345       --         --
                                                   -------    -------    -------
NET INCOME--REPORTED BASIS                         $ 1,489    $ 1,991    $ 1,518
                                                   =======    =======    =======

------------------------------------------------------------------------------

     - A $208 million reduction in investment income, net of funding costs, primarily as a result of the non-recurring $237 million gain realized in FY 1999 from the liquidation of the held-to-maturity portfolio.

NET INTEREST INCOME

FY 2001 VERSUS FY 2000

INCOME FROM LOANS

     - Income from loans decreased by $10 million to $8,143 million in FY 2001. Income was reduced by $80 million due to the increased interest waiver on OLD LOANS during FY 2001. Additionally, the effects of an increased proportion of nonaccrual loans further reduced earnings by $28 million.

     - These factors are offset by higher returns on loans, as well as a higher average outstanding loan volume during FY 2001, which resulted in $78 million and $40 million increases in loan income, respectively.

     - The increased return was in part attributable to the higher proportion of loans in U.S dollars, which on average carried higher nominal rates than those in other major currencies. While interest rates declined sharply at the end of FY 2001, most of the effects of this decline will only impact loan returns gradually as the loans reprice.

INCOME FROM INVESTMENTS

     - Investment income decreased by $49 million in FY 2001 to $1,540 million primarily due to the decrease in the average outstanding investments balance, which resulted in a reduction of $197 million in income. This effect is partially offset by a $148 million increase in income due to higher returns. The higher returns reflected the higher average interest rates of the liquid asset portfolio during FY 2001, as well as the higher mark-to-market gains resulting from a falling U.S. dollar interest rate environment in the last months of FY 2001.

BORROWING EXPENSE

     - The cost of borrowing increased by $24 million to $7,152 million in FY 2001. Higher average borrowing rates resulted in a $314 million increase in cost. This higher rate reflected the higher average interest rate environment experienced during most of FY 2001 compared to FY 2000, and the increased proportion of U.S. dollar borrowings, which on average carried higher nominal rates. This increase in cost was partially offset by a lower average borrowings balance, resulting in a $290 million decrease in borrowing costs.

FAS 133 ADJUSTMENTS

Income of $345 million related to FAS 133 adjustments reflected the adoption of this standard on July 1, 2000 and the year-to-date mark to fair value of IBRD's derivative instruments, as defined by FAS 133, and the amortization of the transition adjustment created upon adoption. (See Notes to Financial Statements--Summary of Significant Accounting and Related Policies).

FY 2000 VERSUS FY 1999

INCOME FROM LOANS

     - Loan interest income increased by $504 million to $8,153 million in FY 2000 due primarily to the higher average balance of loans outstanding during the year. This increased volume resulted in an additional $354 million of net income. Additionally, an increase in the average return from loans contributed another $150 million to the increase in income. This increase in the weighted average return were mainly due to four factors: i) a higher average rate on the LIBOR-based loans in a rising interest rate environment; ii) the full year effect of the pass through of higher U.S. dollar borrowing costs funding single currency pool loans, iii) a larger proportion of the higher-yielding special adjustment loans during the year; and iv) having lower interest waivers and higher front-end fees in effect for the full fiscal year.

INCOME FROM INVESTMENTS

     - Investment income decreased by $95 million in FY 2000 to $1,589 million primarily due to two factors. In FY 1999, a $237 million one-time gain was realized upon liquidation of the securities in the held-to-maturity portfolio. This was partially offset by $165 million increase in income from higher returns achieved in the increasing interest rate environment seen over the past year.

BORROWING EXPENSE

     - The cost of borrowing increased by $282 million to $7,128 million in FY 2000, due to higher average borrowings outstanding. The maturity of higher-cost debt in FY 2000 just offset the increase in borrowing costs resulting from interest rate resets on variable rate debt.

NET NONINTEREST EXPENSE

The main components of net noninterest expense are presented in TABLE 15.

FY 2001 VERSUS FY 2000

Net noninterest expense decreased $78 million. Overall gross administrative expenses decreased by $55 million (see Notes to Financial Statements--Note H) due primarily to a decrease in the overall administrative expense budget, along with a slightly larger share of the total costs incurred being allocated to IDA, based on an agreed-upon cost sharing formula which considers certain operational volume indicators. The remaining decrease in net noninterest resulted from an increase in miscellaneous income.

FY 2000 VERSUS FY 1999

Overall gross administrative expenses decreased by $33 million (see Notes to Financial Statements--Note H). Net noninterest expense increased $66 million. The major factor was that the contribution of income from pension and postretirement benefits dropped by $89 million, as a result of the decrease in the actuarially determined Staff Retirement Plan income.

TABLE 15: NET NONINTEREST EXPENSE

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------

                                            FY 2001    FY 2000    FY 1999
                                            -------    -------    -------
Gross Administrative Expenses
  Staff Costs                               $   474    $   489    $   538
  Consultant Fees                                62         88         97
  Operational Travel                             77         92         94
  Other Expenses                                393        392        365
                                            -------    -------    -------
Total Gross Administrative Expenses           1,006      1,061      1,094
Less: Contribution to Special Programs          147        126        129
                                            -------    -------    -------
Total Net Administrative Expenses               859        935        965
  Contribution to Special Programs              147        126        129
  Service Fee Revenues                         (146)      (118)      (116)
  Pension & Postretirement Benefit Income      (148)      (156)      (245)
  Net Other Expense (Income)                     (1)         2        (10)
                                            -------    -------    -------
    TOTAL NET NONINTEREST EXPENSE           $   711    $   789    $   723
                                            =======    =======    =======

------------------------------------------------------------------------------

GLOSSARY OF TERMS

ASSET-BACKED SECURITIES: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

CROSS-CURRENCY INTEREST RATE SWAPS: Cross-currency interest rate swaps are currency swaps where one set of cash flows reflects a fixed rate of interest and the other reflects a floating rate of interest.

CURRENCY SWAPS: Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

EQUITY-TO-LOANS RATIO: This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with the FAS 133 adjustment) and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding, the present value of guarantees, net of the accumulated provision for loan losses.

FORWARD INTEREST RATE SWAPS: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

FUTURES AND FORWARDS: Futures and forward contracts are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations issued by governments.

INTEREST RATE SWAPS: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR:  London interbank offer rate.

MAINTENANCE OF VALUE: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

NET DISBURSEMENTS:  Loan disbursements net of repayments and prepayments.

NEW LOANS: Loans for which the invitation to negotiate was issued on or after July 31, 1998.

OLD LOANS: Loans for which the invitation to negotiate was issued prior to July 31, 1998.

OPTIONS: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

RETURN ON EQUITY: This return is computed as net income divided by the average equity balance during the year.

RISK-BEARING CAPACITY: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

SHORT SALES: Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

STATUTORY LENDING LIMIT: Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS
JUNE 30, 2001

BALANCE SHEET                                                     34

STATEMENTS OF INCOME                                              36

STATEMENT OF COMPREHENSIVE INCOME                                 37

STATEMENT OF CHANGES IN RETAINED EARNINGS                         37

STATEMENT OF CASH FLOWS                                           38

SUMMARY STATEMENT OF LOANS                                        40

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER      43

NOTES TO FINANCIAL STATEMENTS                                     47

REPORT OF INDEPENDENT ACCOUNTANTS                                 73

BALANCE SHEET

JUNE 30, 2001 AND JUNE 30, 2000

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                               2001        2000
                                                             --------    --------
ASSETS

DUE FROM BANKS
  Unrestricted currencies                                     $    50      $   32
  Currencies subject to restrictions--Note A                      635         659
                                                             --------    --------
                                                                  685         691
                                                             --------    --------

INVESTMENTS--TRADING (INCLUDING SECURITIES TRANSFERRED
  UNDER REPURCHASE OR SECURITY LENDING AGREEMENTS OF
  $206 MILLION--JUNE 30, 2001)--NOTES B AND F                  24,168      24,941

SECURITIES PURCHASED UNDER RESALE AGREEMENTS--NOTE B              322         101

NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS
  ON ACCOUNT OF SUBSCRIBED CAPITAL                              1,838       1,670

AMOUNTS RECEIVABLE FROM CURRENCY AND INTEREST RATE SWAPS

  Investments--Notes B and F                                   11,043      11,317
  Borrowings (including an increase of $2,032 million
    due to FAS 133--June 30, 2001)--Notes D and F              63,326      67,231
  Other Asset/Liability (including an increase of
    $2 million due to FAS 133--June 30, 2001)--
    Notes E and F                                                 728          --
                                                             --------    --------
                                                               75,097      78,548
                                                             --------    --------

AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS
  ON ACCOUNT OF SUBSCRIBED CAPITAL                                197         432

OTHER RECEIVABLES
  Amounts receivable from investment securities traded            508         189
  Accrued income on loans                                       2,036       2,196
                                                             --------    --------
                                                                2,544       2,385
                                                             --------    --------
LOANS OUTSTANDING (SEE SUMMARY STATEMENT OF LOANS,
  NOTES C AND F)
  Total loans                                                 156,800     164,858
  Less undisbursed balance                                     37,934      44,754
                                                             --------    --------
    Loans outstanding                                         118,866     120,104
  Less:
    Accumulated provision for loan losses                       3,959       3,400
    Deferred loan income                                          500         460
                                                             --------    --------
      Net loans outstanding                                   114,407     116,244
                                                             --------    --------
OTHER ASSETS
  Unamortized issuance costs of borrowings                        489         608
  Miscellaneous--Note J                                         3,094       2,919
                                                             --------    --------
                                                                3,583       3,527
                                                             --------    --------
TOTAL ASSETS                                                 $222,841    $228,539
                                                             ========    ========


                                                               2001        2000
                                                             --------    --------
LIABILITIES

BORROWINGS--NOTES D AND F
  Short-term                                                 $  6,918    $  4,730
  Medium- and long-term (including an increase of $45
    million due to FAS 133--June 30, 2001)                     99,839     105,649
                                                             --------    --------
                                                              106,757     110,379
                                                             --------    --------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE
FOR CASH COLLATERAL RECEIVED--NOTE B                              207          --

AMOUNTS PAYABLE FOR CURRENCY AND INTEREST RATE SWAPS
  Investments--Notes B and F                                   10,791      11,720
  Borrowings (including an increase of $1,362 million
    due to FAS 133--June 30,2001)--Notes D and F               68,051      70,864
  Other Asset/Liability--Notes E and F                            701          --
                                                             --------    --------
                                                               79,543      82,584
                                                             --------    --------
AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS
  ON ACCOUNT OF SUBSCRIBED CAPITAL                                  8          56

OTHER LIABILITIES
  Amounts payable for investment securities purchased             686         529
  Accrued charges on borrowings                                 3,232       3,312
  Payable for Board of Governors-approved transfers--
    Note G                                                      1,093         861
  Liabilities under other postretirement benefits
    plans--Note J                                                 129         119
  Accounts payable and miscellaneous liabilities                1,616       1,410
                                                             --------    --------
                                                                6,756       6,231
                                                             --------    --------
TOTAL LIABILITIES                                             193,271     199,250
                                                             --------    --------

EQUITY

CAPITAL STOCK (SEE STATEMENT OF SUBSCRIPTIONS TO
  CAPITAL STOCK AND VOTING POWER, NOTE A)
  Authorized capital (1,581,724 shares--June 30,
    2001 and June 30, 2000)
    Subscribed capital
      (1,570,895 shares--June 30, 2001; 1,563,443 shares--
      June 30, 2000)                                          189,505     188,606
    Less uncalled portion of subscriptions                    178,029     177,188
                                                             --------    --------
                                                               11,476      11,418
AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS--
  NOTE A                                                         (912)       (522)

PAYMENTS ON ACCOUNT OF PENDING SUBSCRIPTIONS--NOTE A               --           7

RETAINED EARNINGS (SEE STATEMENT OF CHANGES IN
  RETAINED EARNINGS, NOTE G)                                   19,851      19,027

ACCUMULATED OTHER COMPREHENSIVE LOSS--NOTE L                     (845)       (641)
                                                             --------    --------
TOTAL EQUITY                                                   29,570      29,289
                                                             --------    --------
TOTAL LIABILITIES AND EQUITY                                 $222,841    $228,539
                                                             ========    ========

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED JUNE 30, 2001, JUNE 30, 2000 AND JUNE 30, 1999

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                               2001       2000        1999
                                                                              -------    -------     ------
INCOME
  Income from loans--Note C
    Interest                                                                 $ 8,052    $ 8,041     $ 7,535
    Commitment charges                                                            91        112         114
  Income from investments--Note B
    Trading
      Interest                                                                 1,476      1,575       1,425
      Net gains (losses)
       Realized                                                                  (10)         3           1
       Unrealized                                                                 51          3          (5)
    Held-to-maturity
      Interest                                                                     -          -          47
      Realized gains                                                               -          -         237
  Income from securities purchased under resale agreements--Note B                29         12          15
  Income from Staff Retirement Plan--Note J                                      155        166         255
  Other income--Notes H and I                                                    171        133         134
                                                                             -------    -------      ------
    Total income                                                              10,015     10,045       9,758
                                                                             -------    -------      ------
EXPENSES
  Borrowing expenses--Note D
    Interest                                                                   6,988      6,978       6,703
    Prepayment losses                                                             33          1           1
    Amortization of issuance and other borrowing costs                           131        149         142
  Interest on securities sold under repurchase agreements and payable for
    cash collateral received--Note B                                               6          4          36
  Administrative expenses--Notes H and I                                         859        935         965
  Contributions to special programs--Note H                                      147        126         129
  Other postretirement benefits expense--Note J                                    7         10          10
  Provision for loan losses--Note C                                              676       (166)        246
  Other expenses                                                                  24         17           8
                                                                             -------    -------      ------
    Total expenses                                                             8,871      8,054       8,240
                                                                             -------    -------      ------
OPERATING INCOME                                                               1,144      1,991       1,518
FAS 133 ADJUSTMENT                                                               126          -           -
                                                                             -------    -------      ------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE              1,270      1,991       1,518
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                              219          -           -
                                                                             -------    -------      ------
NET INCOME                                                                   $ 1,489   $  1,991    $  1,518
                                                                             =======   ========    ========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED JUNE 30, 2001, JUNE 30, 2000 AND JUNE 30, 1999

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                     2001      2000       1999
                                                                    ------    -------    -------
Net income                                                          1,489      1,991      1,518
Other comprehensive income--Note L
    Cumulative effect of change in accounting principle               500          -          -
    Reclassification of FAS 133 transition adjustment to net
      income                                                         (169)         -          -
    Currency translation adjustments                                 (535)        (4)       323
                                                                    ------    -------    -------
      Total other comprehensive income (loss)                        (204)        (4)       323
                                                                    ------    -------    -------
Comprehensive income                                               $1,285     $1,987     $1,841
                                                                   =======    =======    =======

STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR THE FISCAL YEARS ENDED JUNE 30, 2001, JUNE 30, 2000 AND JUNE 30, 1999

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                   2001       2000       1999
                                                                  ------     -------   -------
Retained earnings at beginning of the fiscal year                $19,027    $17,709    $16,733
  Board of Governors-approved transfers to--Note G
    International Development Association                           (320)      (348)      (352)
    Trust Fund for Gaza and West Bank                                  -        (60)       (90)
    Trust Fund for East Timor                                          -        (10)         -
    Heavily Indebted Poor Countries Debt Initiative Trust Fund      (250)      (200)      (100)
    Capacity building in Africa                                      (30)       (30)         -
    Trust Fund for Kosovo                                            (35)       (25)         -
    Trust Fund for Federal Republic of Yugoslavia                    (30)         -          -
  Net income for the fiscal year                                   1,489      1,991      1,518
                                                                 -------    -------    -------
Retained earnings at end of the fiscal year                      $19,851    $19,027    $17,709
                                                                 =======    =======    =======


   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED JUNE 30, 2001, JUNE 30, 2000 AND JUNE 30, 1999

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                                               2001       2000       1999
                                                                                             --------   --------   --------
Cash flows from lending and investing activities
  Loans
    Disbursements                                                                            $(11,707)  $(13,222)  $(18,100)
    Principal repayments                                                                        9,623      9,973      9,988
    Principal prepayments                                                                          70        499         94
    Loan origination fees received                                                                  1         19         32
  Investments: Held-to-maturity
    Purchases of securities and repayments of securities sold under
      repurchase agreements                                                                         -          -    (13,266)
    Maturities of securities and proceeds from securities sold under
      repurchase agreements                                                                         -          -     13,426
    Proceeds from sale of held-to-maturity portfolio net of securities sold under
      repurchase agreements                                                                         -          -      1,389
                                                                                              --------   --------   --------
      Net cash used in lending and investing activities                                        (2,013)    (2,731)    (6,437)
                                                                                              --------   --------   --------
Cash flows from Board of Governors-approved transfers to
  International Development Association                                                           (20)       (50)         -
  Debt Reduction Facility for IDA-Only Countries                                                    3        (19)         -
  Trust Fund for Gaza and West Bank                                                               (17)       (83)       (62)
  Heavily Indebted Poor Countries Debt Initiative Trust Fund                                     (250)      (200)         -
  Trust Fund for East Timor, Trust Fund for Kosovo, Trust Fund for Federal Republic
    of Yugoslavia, and capacity building in Africa                                                (95)       (65)         -
                                                                                              --------   --------   --------
      Net cash used in Board of Governors-approved transfers                                     (379)      (417)       (62)
                                                                                              --------   --------   --------
Cash flows from financing activities
  Medium- and long-term borrowings
    New issues                                                                                 17,223     15,206      21,846
    Retirements                                                                               (18,027)   (19,211)    (10,034)
  Net short-term borrowings                                                                     1,870       (917)     (1,512)
  Net currency and interest rate swaps--Borrowings                                             (1,402)      (454)       (340)
  Net capital stock transactions                                                                   72        154         175
                                                                                              --------   --------   --------
      Net cash (used in) provided by financing activities                                        (264)    (5,222)     10,135
                                                                                              --------   --------   --------
Cash flows from operating activities
  Net income                                                                                    1,489      1,991       1,518
  Adjustments to reconcile net income to net cash provided by operating activities
    FAS 133 adjustment                                                                           (126)         -           -
    Cumulative effect of change in accounting principle                                          (219)         -           -
    Depreciation and amortization                                                                 979        884         819
    Amortization of deferred loan income                                                          (49)       (30)        (20)
    Provision for loan losses                                                                     676       (166)        246
    Income from Staff Retirement Plan                                                            (155)      (166)       (255)
    Gain on sale of held-to-maturity portfolio                                                      -          -        (237)
    Changes in other assets and liabilities
      Decrease (increase) in accrued income on loans and held-to-maturity investments             138        (99)        (46)
      Decrease (increase) in miscellaneous assets                                                  82       (269)       (130)
      (Decrease) increase in accrued charges on borrowings                                        (49)       322         470
      Increase (decrease) in accounts payable and miscellaneous liabilities                        54        135        (258)
                                                                                              --------   --------   --------
        Net cash provided by operating activities                                               2,820      2,602       2,107
                                                                                              --------   --------   --------

                                                                                               2001       2000       1999
                                                                                             --------   --------   --------
Effect on liquid investments due to decrease in net assets associated with
  other postretirement benefits                                                               $     -     $    -     $   650
Effect of exchange rate changes on unrestricted cash and liquid investments                       (88)        (23)       224
                                                                                              --------   --------   --------
Net increase (decrease) in unrestricted cash and liquid investments                                76      (5,791)     6,617
Unrestricted cash and liquid investments at beginning of the fiscal year                       24,331      30,122     23,505
                                                                                              --------   --------   --------
Unrestricted cash and liquid investments at end of the fiscal year                             24,407      24,331     30,122
                                                                                              ========   ========   ========
Composition of unrestricted cash and liquid investments:
  Investments held in trading portfolio                                                       $24,168     $24,941    $30,345
  Unrestricted currencies                                                                          50          32         33
  Net (payable) receivable for investment securities
    traded/purchased--Trading                                                                    (178)       (340)       (79)
  Net receivable (payable) from currency and interest rate swaps--Investments                     252        (403)       (81)
  Net receivable (payable) for securities purchased/sold under resale/repurchase
    agreements and payable for cash collateral received                                           115         101        (96)
                                                                                              --------   --------   --------
                                                                                              $24,407     $24,331    $30,122
                                                                                              ========   ========   ========
Supplemental disclosure
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
    Loans outstanding                                                                         $(3,329)    $    16    $ 2,519
    Investments--Held-to-maturity                                                                   -           -         13
    Borrowings                                                                                 (5,530)     (1,173)     1,010
    Currency and interest rate swaps--Borrowings                                                3,164       1,195      1,244
  Capitalized loan origination fees included in total loans                                        77         110        115


 THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF
THESE STATEMENTS.

SUMMARY STATEMENT OF LOANS
JUNE 30, 2001

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                              LOANS APPROVED       UNDISBURSED                         PERCENTAGE
                                                BUT NOT YET         BALANCE OF         LOANS         OF TOTAL LOANS
BORROWER OR GUARANTOR           TOTAL LOANS     EFFECTIVE(1)     EFFECTIVE LOANS(2)  OUTSTANDING       OUTSTANDING
---------------------           -----------   ---------------    -----------------   -----------    -----------------

Algeria                          $    1,883       $   42             $    460          $ 1,381              1.16%
Argentina                            11,102          446                1,992            8,664              7.29
Armenia                                   8           --                   --                8              0.01
Bahamas, The                              2           --                   --                2                 *
Bangladesh                               20           --                   --               20              0.02
Barbados                                 29           15                    2               12              0.01
Belarus                                 125           23                    7               95              0.08
Belize                                   55            1                   12               42              0.03
Bosnia and Herzegovina                  548           --                   --              548              0.46
Botswana                                 12           --                   --               12              0.01
Brazil                               11,047          476                2,359            8,212              6.91
Bulgaria                              1,012           77                  150              785              0.66
Cameroon                                243           53                   --              190              0.16
Chad                                     40           40                   --               --                --
Chile                                   904           --                  136              768              0.65
China                                19,059          706                7,112           11,241              9.46
Colombia                              2,537          185                  503            1,849              1.56
Congo, Democratic Republic of            80           --                   --               80              0.07
Congo, Republic of                       42           --                   --               42              0.03
Costa Rica                              152           --                   38              114              0.10
Cote d'Ivoire                           526           --                   --              526              0.44
Croatia                                 602            5                  217              380              0.32
Cyprus                                   30           --                   --               30              0.02
Czech Republic                          224           --                   --              224              0.19
Dominica                                  7           --                    4                3                 *
Dominican Republic                      464           33                  123              308              0.26
Ecuador                               1,124           32                  189              903              0.76
Egypt, Arab Republic of                 895           --                  314              581              0.49
El Salvador                             502           --                  187              315              0.26
Estonia                                  84           --                   21               63              0.05
Fiji                                     17           --                   --               17              0.01
Gabon                                    68           --                    8               60              0.05
Ghana                                     6           --                   --                6              0.01
Grenada                                   9           --                    6                3                 *
Guatemala                               568           82                  179              307              0.26
Guyana                                    6           --                   --                6              0.01
Honduras                                139           --                   --              139              0.12
Hungary                                 591           --                   18              573              0.48
India                                11,288        1,474                2,899            6,915              5.82
Indonesia                            13,359          284                1,477           11,598              9.76
Iran, Islamic Republic of               756           --                  283              473              0.40
Iraq                                     35           --                   --               35              0.03
Jamaica                                 418           --                   28              390              0.33
Jordan                                1,064           --                  171              893              0.75
Kazakhstan                            1,669           65                  567            1,037              0.87
Kenya                                    33           --                   --               33              0.03
Korea, Republic of                    7,973           --                   55            7,918              6.66
Latvia                                  312           37                   42              233              0.20
Lebanon                                 645           20                  375              250              0.21


                                                                         UNDISBURSED
                                                        LOANS APPROVED   BALANCE OF                 PERCENTAGE
                                                          BUT NOT YET    EFFECTIVE       LOANS     OF TOTAL LOANS
BORROWER OR GUARANTOR                       TOTAL LOANS   EFFECTVE(1)     LOANS(2)    OUTSTANDING   OUTSTANDING
-----------------------------------------------------------------------------------------------------------------
Lesotho                                     $     88    $       --    $       32      $     56        0.05%
Liberia                                          122            --            --           122        0.10
Lithuania                                        382            --           128           254        0.21
Macedonia, former Yugoslav Republic of           204            16            76           112        0.09
Malawi                                             5            --            --             5           *
Malaysia                                       1,001            --           219           782        0.66
Mauritius                                         91            --            14            77        0.06
Mexico                                        14,660         1,480         1,945        11,235        9.45
Moldova                                          197            --            13           184        0.15
Morocco                                        2,994           100           285         2,609        2.20
Nicaragua                                          2            --            --             2           *
Nigeria                                        1,455            --            16         1,439        1.21
Oman                                               2            --            --             2           *
Pakistan                                       3,032            --           127         2,905        2.44
Panama                                           421            83            60           278        0.23
Papua New Guinea                                 343            --           114           229        0.19
Paraguay                                         292            --            91           201        0.17
Peru                                           2,851           177           110         2,564        2.16
Philippines                                    4,274            60           842         3,372        2.84
Poland                                         2,746           145           514         2,087        1.76
Romania                                        2,518           130           526         1,862        1.57
Russian Federation                             8,452           457         1,294         6,701        5.64
St. Kitts and Nevis                               12            --             7             5           *
St. Lucia                                         13            --             7             6           *
St. Vincent and the Grenadines                     2            --             2             *           *
Seychelles                                         3            --            --             3           *
Slovak Republic                                  164            --            --           164        0.14
Slovenia                                          95            --            17            78        0.07
South Africa                                      24            --            19             5           *
Sri Lanka                                         10            --            --            10        0.01
Swaziland                                         29            --            20             9        0.01
Syrian Arab Republic                              18            --            --            18        0.02
Tanzania                                           9            --            --             9        0.01
Thailand                                       3,520            --           588         2,932        2.47
Trinidad and Tobago                              124            --            34            90        0.08
Tunisia                                        1,745            73           496         1,176        0.99
Turkey                                         6,133            --         2,542         3,591        3.02


                                                                         UNDISBURSED
                                                        LOANS APPROVED   BALANCE OF                 PERCENTAGE
                                                          BUT NOT YET    EFFECTIVE       LOANS     OF TOTAL LOANS
BORROWER OR GUARANTOR                       TOTAL LOANS   EFFECTVE(1)     LOANS(2)    OUTSTANDING   OUTSTANDING
-----------------------------------------------------------------------------------------------------------------
Turkmenistan                                $     65    $       --    $       36      $     29        0.02%
Ukraine                                        2,343            53           281         2,009        1.69
Uruguay                                          738            33           159           546        0.46
Uzbekistan                                       405            --           184           221        0.19
Venezuela, Republica Bolivariana de            1,205            30           268           907        0.76
Yugoslavia, Federal Republic of                1,066            --            --         1,066        0.90
Zambia                                            24            --            --            24        0.02
Zimbabwe                                         396            --             1           395        0.33
                                            --------        ------    ----------      --------     -------
Subtotal(4)                                  156,589         6,933        31,001       118,655       99.83
Caribbean Development Bank(3)                      5            --            --             5           *
International Finance Corporation                206            --            --           206        0.17
                                            --------        ------    ----------      --------     -------
Total--June 30, 2001(4)                     $156,800        $6,933    $   31,001      $118,866     100.00%
                                            ========        ======    ==========      ========     =======
Total--June 30, 2000                        $164,858        $5,760    $   38,994      $120,104
                                            ========        ======    ==========      ========

*INDICATES AMOUNT LESS THAN $0.5 MILLION OR LESS THAN 0.005 PERCENT.


NOTES

1. LOANS TOTALING $5,475 MILLION ($4,754 MILLION--JUNE 30, 2000) HAVE BEEN APPROVED BY IBRD, BUT THE RELATED AGREEMENTS HAVE NOT BEEN SIGNED. LOAN AGREEMENTS TOTALING $1,458 MILLION ($1,006 MILLION--JUNE 30, 2000) HAVE BEEN SIGNED, BUT THE LOANS DO NOT BECOME EFFECTIVE AND DISBURSEMENTS THEREUNDER DO NOT START UNTIL THE BORROWERS AND GUARANTORS, IF ANY, TAKE CERTAIN ACTIONS AND FURNISH CERTAIN DOCUMENTS TO IBRD.

2. OF THE UNDISBURSED BALANCE, IBRD HAS ENTERED INTO IRREVOCABLE COMMITMENTS TO DISBURSE $1,018 MILLION ($1,165 MILLION--JUNE 30, 2000).

3. THESE LOANS ARE FOR THE BENEFIT OF THE BAHAMAS, BARBADOS, GRENADA, GUYANA, JAMAICA, TRINIDAD AND TOBAGO, AND TERRITORIES OF THE UNITED KINGDOM (ASSOCIATED STATES AND DEPENDENCIES) IN THE CARIBBEAN REGION, THAT ARE SEVERALLY LIABLE AS GUARANTORS TO THE EXTENT OF SUBLOANS MADE IN THEIR TERRITORIES.

4.    MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES SHOWN DUE TO ROUNDING.

STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER
JUNE 30, 2001

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                   SUBSCRIPTIONS                                     VOTING POWER
                                       ---------------------------------------------------------------------------------------------
                                                           PERCENTAGE                               AMOUNTS       NUMBER  PERCENTAGE
                                                              OF          TOTAL        AMOUNTS      SUBJECT         OF        OF
MEMBER                                          SHARES       TOTAL       AMOUNTS       PAID IN(1)  TO CALL(1,2)    VOTES    TOTAL
----------------------------------------------------------------------------------------------------------------------------------

Afghanistan                                        300         0.02%     $    36.2    $    3.6     $   32.6         550     0.03%
Albania                                            830         0.05          100.1         3.6         96.5       1,080     0.07
Algeria                                          9,252         0.59        1,116.1        67.1      1,049.0       9,502     0.59
Angola                                           2,676         0.17          322.8        17.5        305.4       2,926     0.18
Antigua and Barbuda                                520         0.03           62.7         1.3         61.5         770     0.05
Argentina                                       17,911         1.14        2,160.7       132.2      2,028.4      18,161     1.12
Armenia                                          1,139         0.07          137.4         5.9        131.5       1,389     0.09
Australia                                       24,464         1.56        2,951.2       181.8      2,769.5      24,714     1.53
Austria                                         11,063         0.70        1,334.6        80.7      1,253.9      11,313     0.70
Azerbaijan                                       1,646         0.10          198.6         9.7        188.8       1,896     0.12
Bahamas, The                                     1,071         0.07          129.2         5.4        123.8       1,321     0.08
Bahrain                                          1,103         0.07          133.1         5.7        127.4       1,353     0.08
Bangladesh                                       4,854         0.31          585.6        33.9        551.6       5,104     0.32
Barbados                                           948         0.06          114.4         4.5        109.9       1,198     0.07
Belarus                                          3,323         0.21          400.9        22.3        378.5       3,573     0.22
Belgium                                         28,983         1.84        3,496.4       215.8      3,280.6      29,233     1.81
Belize                                             586         0.04           70.7         1.8         68.9         836     0.05
Benin                                              868         0.06          104.7         3.9        100.8       1,118     0.07
Bhutan                                             479         0.03           57.8         1.0         56.8         729     0.05
Bolivia                                          1,785         0.11          215.3        10.8        204.5       2,035     0.13
Bosnia and Herzegovina                             549         0.03           66.2         5.8         60.4         799     0.05
Botswana                                           615         0.04           74.2         2.0         72.2         865     0.05
Brazil                                          33,287         2.12        4,015.6       245.5      3,770.1      33,537     2.07
Brunei Darussalam                                2,373         0.15          286.3        15.2        271.1       2,623     0.16
Bulgaria                                         5,215         0.33          629.1        36.5        592.6       5,465     0.34
Burkina Faso                                       868         0.06          104.7         3.9        100.8       1,118     0.07
Burundi                                            716         0.05           86.4         3.0         83.4         966     0.06
Cambodia                                           214         0.01           25.8         2.6         23.2         464     0.03
Cameroon                                         1,527         0.10          184.2         9.0        175.2       1,777     0.11
Canada                                          44,795         2.85        5,403.8       334.9      5,068.9      45,045     2.79
Cape Verde                                         508         0.03           61.3         1.2         60.1         758     0.05
Central African Republic                           862         0.05          104.0         3.9        100.1       1,112     0.07
Chad                                               862         0.05          104.0         3.9        100.1       1,112     0.07
Chile                                            6,931         0.44          836.1        49.6        786.6       7,181     0.44
China                                           44,799         2.85        5,404.3       335.0      5,069.3      45,049     2.79
Colombia                                         6,352         0.40          766.3        45.2        721.1       6,602     0.41
Comoros                                            282         0.02           34.0         0.3         33.7         532     0.03
Congo, Democratic Republic of                    2,643         0.17          318.8        25.4        293.5       2,893     0.18
Congo, Republic of                                 927         0.06          111.8         4.3        107.5       1,177     0.07
Costa Rica                                         233         0.01           28.1         1.9         26.2         483     0.03
Cote d'Ivoire                                    2,516         0.16          303.5        16.4        287.1       2,766     0.17
Croatia                                          2,293         0.15          276.6        17.3        259.3       2,543     0.16
Cyprus                                           1,461         0.09          176.2         8.4        167.9       1,711     0.11
Czech Republic                                   6,308         0.40          761.0        45.9        715.0       6,558     0.41
Denmark                                         13,451         0.86        1,622.7        97.8      1,524.9      13,701     0.85
Djibouti                                           559         0.04           67.4         1.6         65.9         809     0.05
Dominica                                           504         0.03           60.8         1.1         59.7         754     0.05
Dominican Republic                               2,092         0.13          252.4        13.1        239.3       2,342     0.14
Ecuador                                          2,771         0.18          334.3        18.2        316.1       3,021     0.19
Egypt, Arab Republic of                          7,108         0.45          857.5        50.9        806.6       7,358     0.46

                                                                   SUBSCRIPTIONS                                     VOTING POWER
                                       ---------------------------------------------------------------------------------------------
                                                           PERCENTAGE                               AMOUNTS       NUMBER  PERCENTAGE
                                                              OF          TOTAL        AMOUNTS      SUBJECT         OF        OF
MEMBER                                          SHARES       TOTAL       AMOUNTS       PAID IN(1)  TO CALL(1,2)    VOTES    TOTAL
----------------------------------------------------------------------------------------------------------------------------------

El Salvador                                        141         0.01%     $    17.0    $    1.7     $   15.3         391     0.02%
Equatorial Guinea                                  715         0.05           86.3         2.7         83.5         965     0.06
Eritrea                                            593         0.04           71.5         1.8         69.7         843     0.05
Estonia                                            923         0.06          111.3         4.3        107.1       1,173     0.07
Ethiopia                                           978         0.06          118.0         4.7        113.3       1,228     0.08
Fiji                                               987         0.06          119.1         4.8        114.3       1,237     0.08
Finland                                          8,560         0.54        1,032.6        61.9        970.8       8,810     0.54
France                                          69,397         4.42        8,371.7       520.4      7,851.3      69,647     4.31
Gabon                                              987         0.06          119.1         5.1        113.9       1,237     0.08
Gambia, The                                        543         0.03           65.5         1.5         64.0         793     0.05
Georgia                                          1,584         0.10          191.1         9.3        181.8       1,834     0.11
Germany                                         72,399         4.61        8,733.9       542.9      8,190.9      72,649     4.49
Ghana                                            1,525         0.10          184.0        12.7        171.2       1,775     0.11
Greece                                           1,684         0.11          203.1        14.1        189.1       1,934     0.12
Grenada                                            531         0.03           64.1         1.4         62.7         781     0.05
Guatemala                                        2,001         0.13          241.4        12.4        229.0       2,251     0.14
Guinea                                           1,292         0.08          155.9         7.1        148.8       1,542     0.10
Guinea-Bissau                                      540         0.03           65.1         1.4         63.7         790     0.05
Guyana                                           1,058         0.07          127.6         5.3        122.3       1,308     0.08
Haiti                                            1,067         0.07          128.7         5.4        123.3       1,317     0.08
Honduras                                           641         0.04           77.3         2.3         75.0         891     0.06
Hungary                                          8,050         0.51          971.1        58.0        913.1       8,300     0.51
Iceland                                          1,258         0.08          151.8         6.8        144.9       1,508     0.09
India                                           44,795         2.85        5,403.8       333.7      5,070.1      45,045     2.79
Indonesia                                       14,981         0.95        1,807.2       110.3      1,697.0      15,231     0.94
Iran, Islamic Republic of                       23,686         1.51        2,857.4       175.8      2,681.5      23,936     1.48
Iraq                                             2,808         0.18          338.7        27.1        311.6       3,058     0.19
Ireland                                          5,271         0.34          635.9        37.1        598.8       5,521     0.34
Israel                                           4,750         0.30          573.0        33.2        539.8       5,000     0.31
Italy                                           44,795         2.85        5,403.8       334.8      5,069.0      45,045     2.79
Jamaica                                          2,578         0.16          311.0        16.8        294.2       2,828     0.17
Japan                                          127,000         8.08       15,320.6       944.0     14,376.7     127,250     7.87
Jordan                                           1,388         0.09          167.4         7.8        159.6       1,638     0.10
Kazakhstan                                       2,985         0.19          360.1        19.8        340.3       3,235     0.20
Kenya                                            2,461         0.16          296.9        15.9        281.0       2,711     0.17
Kiribati                                           465         0.03           56.1         0.9         55.2         715     0.04
Korea, Republic of                              15,817         1.01        1,908.1       114.5      1,793.5      16,067     0.99
Kuwait                                          13,280         0.85        1,602.0        97.4      1,504.6      13,530     0.84
Kyrgyz Republic                                  1,107         0.07          133.5         5.7        127.9       1,357     0.08
Lao People's Democratic Republic                   178         0.01           21.5         1.5         20.0         428     0.03
Latvia                                           1,384         0.09          167.0         7.8        159.2       1,634     0.10
Lebanon                                            340         0.02           41.0         1.1         39.9         590     0.04
Lesotho                                            663         0.04           80.0         2.3         77.6         913     0.06
Liberia                                            463         0.03           55.9         2.6         53.3         713     0.04
Libya                                            7,840         0.50          945.8        57.0        888.8       8,090     0.50
Lithuania                                        1,507         0.10          181.8         8.7        173.1       1,757     0.11
Luxembourg                                       1,652         0.11          199.3         9.8        189.5       1,902     0.12
Macedonia, former Yugoslav Republic of             427         0.03           51.5         3.2         48.3         677     0.04
Madagascar                                       1,422         0.09          171.5         8.1        163.5       1,672     0.10
Malawi                                           1,094         0.07          132.0         5.6        126.4       1,344     0.08



                                                                   SUBSCRIPTIONS                                     VOTING POWER
                                       ---------------------------------------------------------------------------------------------
                                                           PERCENTAGE                               AMOUNTS       NUMBER  PERCENTAGE
                                                              OF          TOTAL        AMOUNTS      SUBJECT         OF        OF
MEMBER                                          SHARES       TOTAL       AMOUNTS       PAID IN(1)  TO CALL(1,2)    VOTES    TOTAL
----------------------------------------------------------------------------------------------------------------------------------

Malaysia                                         8,244         0.52%      $  994.5      $ 59.5     $  935.0       8,494     0.53%
Maldives                                           469         0.03           56.6         0.9         55.7         719     0.04
Mali                                             1,162         0.07          140.2         6.1        134.1       1,412     0.09
Malta                                            1,074         0.07          129.6         5.4        124.1       1,324     0.08
Marshall Islands                                   469         0.03           56.6         0.9         55.7         719     0.04
Mauritania                                         900         0.06          108.6         4.1        104.4       1,150     0.07
Mauritius                                        1,242         0.08          149.8         6.7        143.1       1,492     0.09
Mexico                                          18,804         1.20        2,268.4       139.0      2,129.4      19,054     1.18
Micronesia, Federated States of                    479         0.03           57.8         1.0         56.8         729     0.05
Moldova                                          1,368         0.09          165.0         7.6        157.4       1,618     0.10
Mongolia                                           466         0.03           56.2         2.3         53.9         716     0.04
Morocco                                          4,973         0.32          599.9        34.8        565.1       5,223     0.32
Mozambique                                         930         0.06          112.2         4.8        107.4       1,180     0.07
Myanmar                                          2,484         0.16          299.7        16.1        283.6       2,734     0.17
Namibia                                          1,523         0.10          183.7         8.8        174.9       1,773     0.11
Nepal                                              968         0.06          116.8         4.6        112.1       1,218     0.08
Netherlands                                     35,503         2.26        4,282.9       264.8      4,018.1      35,753     2.21
New Zealand                                      7,236         0.46          872.9        51.9        821.0       7,486     0.46
Nicaragua                                          608         0.04           73.3         2.1         71.3         858     0.05
Niger                                              852         0.05          102.8         3.8         99.0       1,102     0.07
Nigeria                                         12,655         0.81        1,526.6        92.7      1,433.9      12,905     0.80
Norway                                           9,982         0.64        1,204.2        72.6      1,131.6      10,232     0.63
Oman                                             1,561         0.10          188.3         9.1        179.2       1,811     0.11
Pakistan                                         9,339         0.59        1,126.6        67.8      1,058.9       9,589     0.59
Palau, Republic of                                  16            *            1.9         0.2          1.8         266     0.02
Panama                                             385         0.02           46.4         3.2         43.2         635     0.04
Papua New Guinea                                 1,294         0.08          156.1         7.1        149.0       1,544     0.10
Paraguay                                         1,229         0.08          148.3         6.6        141.6       1,479     0.09
Peru                                             5,331         0.34          643.1        37.5        605.6       5,581     0.35
Philippines                                      6,844         0.44          825.6        48.9        776.7       7,094     0.44
Poland                                          10,908         0.69        1,315.9        79.6      1,236.3      11,158     0.69
Portugal                                         5,460         0.35          658.7        38.5        620.2       5,710     0.35
Qatar                                            1,096         0.07          132.2         9.0        123.3       1,346     0.08
Romania                                          4,011         0.26          483.9        30.5        453.4       4,261     0.26
Russian Federation                              44,795         2.85        5,403.8       333.9      5,070.0      45,045     2.79
Rwanda                                           1,046         0.07          126.2         5.2        120.9       1,296     0.08
St. Kitts and Nevis                                275         0.02           33.2         0.3         32.9         525     0.03
St. Lucia                                          552         0.04           66.6         1.5         65.1         802     0.05
St. Vincent and the Grenadines                     278         0.02           33.5         0.3         33.2         528     0.03
Samoa                                              531         0.03           64.1         1.4         62.7         781     0.05
San Marino                                         595         0.04           71.8         2.5         69.3         845     0.05
Sao Tome and Principe                              495         0.03           59.7         1.1         58.6         745     0.05
Saudi Arabia                                    44,795         2.85        5,403.8       335.0      5,068.9      45,045     2.79
Senegal                                          2,072         0.13          250.0        13.0        237.0       2,322     0.14
Seychelles                                         263         0.02           31.7         0.2         31.6         513     0.03
Sierra Leone                                       718         0.05           86.6         3.0         83.6         968     0.06
Singapore                                          320         0.02           38.6         3.9         34.7         570     0.04
Slovak Republic                                  3,216         0.20          388.0        23.0        365.0       3,466     0.21
Slovenia                                         1,261         0.08          152.1         9.5        142.6       1,511     0.09
Solomon Islands                                    513         0.03           61.9         1.2         60.7         763     0.05
Somalia                                            552         0.04           66.6         3.3         63.3         802     0.05


STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (CONTINUED)
JUNE 30, 2001

EXPRESSED IN MILLIONS OF U.S. DOLLARS

------------------------------------------------------------------------------------------------------------------------
                                                              SUBSCRIPTIONS                             VOTING POWER
                                        --------------------------------------------------------------------------------
                                                PERCENTAGE                              AMOUNTS      NUMBER   PERCENTAGE
                                                    OF         TOTAL      AMOUNTS       SUBJECT        OF         OF
MEMBER                                  SHARES     TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)    VOTES     TOTAL
------------------------------------------------------------------------------------------------------------------------
South Africa                            13,462     0.86%    $ 1,624.0       98.8      $ 1,525.2      13,712      0.85%
Spain                                   27,997     1.78       3,377.4      206.8        3,170.6      28,247      1.75
Sri Lanka                                3,817     0.24         460.5       26.1          434.3       4,067      0.25
Sudan                                      850     0.05         102.5        7.2           95.3       1,100      0.07
Suriname                                   412     0.03          49.7        2.0           47.7         662      0.04
Swaziland                                  440     0.03          53.1        2.0           51.1         690      0.04
Sweden                                  14,974     0.95       1,806.4      110.2        1,696.2      15,224      0.94
Switzerland                             26,606     1.69       3,209.6      197.2        3,012.4      26,856      1.66
Syrian Arab Republic                     2,202     0.14         265.6       14.0          251.7       2,452      0.15
Tajikistan                               1,060     0.07         127.9        5.3          122.5       1,310      0.08
Tanzania                                 1,295     0.08         156.2       10.0          146.2       1,545      0.10
Thailand                                 6,349     0.40         765.9       45.2          720.7       6,599      0.41
Togo                                     1,105     0.07         133.3        5.7          127.6       1,355      0.08
Tonga                                      494     0.03          59.6        1.1           58.5         744      0.05
Trinidad and Tobago                      2,664     0.17         321.4       17.6          303.7       2,914      0.18
Tunisia                                    719     0.05          86.7        5.7           81.1         969      0.06
Turkey                                   8,328     0.53       1,004.6       59.8          944.8       8,578      0.53
Turkmenistan                               526     0.03          63.5        2.9           60.5         776      0.05
Uganda                                     617     0.04          74.4        4.4           70.1         867      0.05
Ukraine                                 10,908     0.69       1,315.9       79.3        1,236.6      11,158      0.69
United Arab Emirates                     2,385     0.15         287.7       22.6          265.1       2,635      0.16
United Kingdom                          69,397     4.42       8,371.7      539.5        7,832.2      69,647      4.31
United States                          264,969    16.87      31,964.5    1,998.4       29,966.2     265,219     16.41
Uruguay                                  2,812     0.18         339.2       18.6          320.7       3,062      0.19
Uzbekistan                               2,493     0.16         300.7       16.1          284.7       2,743      0.17
Vanuatu                                    586     0.04          70.7        1.8           68.9         836      0.05
Venezuela, Republica Bolivariana de     20,361     1.30       2,456.2      150.8        2,305.5      20,611      1.27
Vietnam                                    968     0.06         116.8        8.1          108.7       1,218      0.08
Yemen, Republic of                       2,212     0.14         266.8       14.0          252.8       2,462      0.15
Yugoslavia, Federal Republic of          1,597     0.10         192.7       16.9          175.7       1,847      0.11
Zambia                                   2,810     0.18         339.0       20.0          319.0       3,060      0.19
Zimbabwe                                 3,325     0.21         401.1       22.4          378.7       3,575      0.22
                                     ---------   ------     ---------     ------      ---------   ---------    ------
Total--June 30, 2001(2)              1,570,895   100.00%    $ 189,505     11,476      $ 178,029   1,616,645    100.00%
                                     =========   ======     =========     ======      =========   =========    ======
Total--June 30, 2000                 1,563,443   100.00%      188,606     11,418        177,188   1,608,693
                                     =========   ======     =========     ======      =========   =========    ======

* INDICATES AMOUNTS LESS THAN 0.005 PERCENT.

NOTES

1.   SEE NOTES TO FINANCIAL STATEMENTS--NOTE A.
2.   MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES SHOWN DUE TO ROUNDING.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's main goal is to reduce poverty through promoting economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America and with International Accounting Standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the computation of estimated and fair values of loans and borrowings, the determination of the adequacy of the Accumulated Provision for Loan Losses, the determination of net periodic income from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform to the current year's presentation.

ACCOUNTING AND REPORTING DEVELOPMENTS: On July 1, 2000, IBRD adopted the Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments. In addition, IBRD adopted International Accounting Standard (IAS) 39, "Financial
Instruments: Recognition and Measurement". Although adoption of IAS 39 is not required for IBRD until July 1, 2001, IBRD elected to adopt this standard concurrently with SFAS No. 133. These standards are collectively referred to as FAS 133 in this document. These standards require that derivative instruments, as defined by FAS 133, be recorded on the balance sheet and reported at fair value.

IBRD uses derivative instruments in its investments and borrowings portfolios and for asset/liability management purposes. In applying FAS 133 for purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. While the derivatives in the borrowings portfolio require an adjustment under FAS 133, as do the Other Asset/Liability swaps, no adjustment is required to the investments portfolio since those derivative instruments are already recorded at fair value as part of the trading portfolio. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

The cumulative effect of a change in accounting principle includes the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments, as defined by FAS 133, in the borrowings portfolio on July 1, 2000, offset by any gains or losses on those borrowings for which a fair value exposure was being hedged. Upon adoption of FAS 133, IBRD's net income was increased by $219 million and an additional $500 million was reported in other comprehensive income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed under generally accepted accounting principles before the initial application of FAS 133.

Since IBRD has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

The amounts reclassified into earnings for the year ended June 30, 2001 of $169 million have been included in Reclassification of FAS 133 Transition Adjustment to Net Income in the statement of comprehensive income. On the statement of income these reclassifications are included in the FAS 133 Adjustment.

During fiscal year 2001, IBRD adopted prospectively SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of SFAS No. 125". This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain additional disclosures. As applied to

IBRD, this statement requires that securities transferred under repurchase or security lending agreements be disclosed separately from other trading investments. Adoption of this standard did not have a material impact on IBRD's financial statements.

TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the outstanding loans.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included in Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve and Surplus) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to
Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between actual funding of the Staff Retirement Plan (SRP) and the SRP's accounting income. This Pension Reserve would be reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the SRP.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve after an assessment by the Executive Directors of IBRD's reserve needs. Upon recommendation by the Executive Directors, the Board of

Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus to various entities for development purposes consistent with IBRD's Articles of Agreement.

LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fees amortization is included in Interest under Income from Loans on the income statement.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion.

In addition, on May 8, 2001, the Executive Directors approved a financial assistance package for the Federal Republic of Yugoslavia (FRY) in connection with its succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY) in IBRD. One component of that package is a plan for the clearance of arrears under all loans to the former SFRY for which the FRY has accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears would be consolidated into one or more new IBRD loans. The exact terms of the consolidation loans are being negotiated with the FRY authorities.

IBRD's treatment of FRY is based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. These criteria limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses. IBRD has not written off any of its outstanding loans.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and callable guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or addition to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans.

INVESTMENTS: Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as Held-to-maturity and reported at amortized cost. Securities designated for other postretirement benefits are carried and reported at market value or at their estimated fair values. The changes in the values of the securities designated for other postretirement benefits are included in the determination of net income. All other investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at market value. Unrealized gains and losses for investment securities and related financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These instruments include short-term, over-the-counter foreign exchange forwards, currency swaps, cross-currency interest rate swaps, interest rate swaps, and exchange-traded futures and options on fixed income instruments. These derivatives are carried at market value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH COLLATERAL RECEIVED: Securities purchased under resale agreements and securities sold under repurchase agreements are recorded at historical cost. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, requires additional collateral.

BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value), adjusted for any unamortized premiums or discounts, and include adjustments for embedded derivatives and fair value hedges that existed at June 30, 2000, as required by FAS 133. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to take advantage of cost saving opportunities across capital markets to lower its funding costs. These instruments include currency and interest rate swaps, swap spread-locks, swaptions, and structures with embedded optionality. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Prior to the adoption of FAS 133 on July 1, 2000, all derivatives were recorded on an historical cost basis using synthetic accounting; upon termination, the change in the derivative's market value was recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing was prepaid, the change in the associated derivative's market value was recognized immediately as an adjustment to the cost of the underlying borrowing instrument. However, upon adoption of FAS 133, these derivatives are carried at market value.

OTHER DERIVATIVES: As part of asset/liability management, IBRD entered into a number of currency swaps in fiscal year 2001 to better align its currency composition of Equity with that of loans. These currency swap payables and receivables are recorded at market value in accordance with FAS 133.

FAIR VALUE DISCLOSURES: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable may not be determinable.

NOTE A--CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND
MEMBERSHIP

CAPITAL STOCK: At June 30, 2001, IBRD's capital comprised 1,581,724 (1,581,724--June 30, 2000) authorized shares, of which 1,570,895
(1,563,443--June 30, 2000) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,476 million ($11,418 million--June 30, 2000) has been paid in, and the remaining $178,029 million ($177,188 million--June 30, 2000) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

CURRENCIES SUBJECT TO RESTRICTIONS: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations, only with the consent of the respective members, and for administrative expenses.

MAINTENANCE OF VALUE: Of the total amount of $912 million ($522 million--June 30, 2000) included in Amounts to Maintain Value of Currency Holdings, which has been deducted from equity, $198 million ($169 million--June 30, 2000) represents MOV receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned. The remaining $714 million ($353 million--June 30, 2000) represents net MOV amounts relating to restricted currencies out on loan that become payable under the same terms as other MOV obligations only after such currencies are repaid to IBRD.

MEMBERSHIP: In February 1993, IBRD's Executive Directors decided that the former Socialist Federal Republic of Yugoslavia (SFRY) had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (FRY) were authorized to succeed to the SFRY's membership when certain requirements were met, including entering into an agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. On May 8, 2001, the Executive Directors approved a membership and financial assistance package for the FRY in connection with its succession to membership of the former SFRY in IBRD. One component of that package is a plan for the clearance of arrears under all loans to the former SFRY for which FRY has accepted liability. The paid-in portion of the SFRY's subscribed capital allocated to the FRY which was included under Payments on Account of Pending Subscriptions in fiscal year 2000, is now included in capital stock. All five of the successor Republics have now become members of IBRD.

NOTE B--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, cross-currency interest rate swaps, interest rate swaps, options and short sales.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA. For asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

With respect to futures and options, IBRD generally closes out most open positions prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures and options contracts. Futures contracts generally entail daily settlement of the net cash margin.

For options, IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

As of June 30, 2001, IBRD had received $319 million of securities under resale agreements. None of these securities has been included in the assets of IBRD.

HELD-TO-MATURITY PORTFOLIO: During fiscal year 1999, IBRD liquidated the securities in the held-to-maturity portfolio and thereby realized a gain of $237 million.

LIQUID PORTFOLIO: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 2001 and June 30, 2000 is as follows:


IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         OTHER            ALL
                                                       EURO(a)     JAPANESE YEN     U.S. DOLLARS      CURRENCIES      CURRENCIES
                                                  --------------  --------------  ---------------   --------------  -------------
                                                   2001    2000     2001   2000    2001    2000      2001    2000    2001    2000
                                                  ------  ------  ------  ------  ------  -------   ------  ------  ------  -----
TRADING:
   Government and agency obligations:
     Carrying value                               5,359   3,386   2,221   3,596    1,118     911       21      34    8,719   7,927
     Average balance during fiscal year           4,355   2,253   2,935   4,266    1,200   1,020       19      53    8,509   7,592
     Net gains (losses) for the fiscal year           8     (56)      5     (50)       9     (12)       *       *       22    (118)
     Average yield (%)                             4.75    4.87    0.24   (0.18)    4.83    6.77     5.09    6.31     3.59    2.77
     Average maturity (years)                      2.94    1.52    3.27    1.09     3.80    1.08     0.29    1.27     3.13    1.27
   Time deposits:
     Carrying value                                 848   3,252     188     289    9,014   7,289      980   1,611   11,030  12,441
     Average balance during fiscal year           1,705   2,895     311     564    8,495  11,790    1,064   1,339   11,575  16,588
     Average yield (%)                             4.62    4.31    0.08    0.08     4.14    6.95     4.99    5.19     4.18    5.87
     Average maturity (years)                      0.09    0.26    0.02    0.15     0.08    0.13     0.04    0.16     0.07    0.17
   Asset-backed securities:
     Carrying value                                  --      --      --      --    4,413   4,573       --      --    4,413   4,573
     Average balance during fiscal year              --      --      --      --    4,494   3,966       --      --    4,494   3,966
     Net gains (losses) for the fiscal year          --      --      --      --       22      (1)      --      --       22      (1)
     Average yield (%)                               --      --      --      --     4.92    6.60       --      --     4.92    6.60
     Average maturity (years)                        --      --      --      --     8.37    7.55       --      --     8.37    7.55
   Options, futures and forwards:
     Carrying value                                  --      (*)     --       *        6      --       --      --        6      (*)
     Average balance during fiscal year              (*)      2       *       *        2       *       --       *        2       2
     Net gains (losses) for the fiscal year          --       1      --      (*)      (*)      1       --      (*)      (*)      2
Total Trading Investments**
   Carrying value                                 6,207   6,638   2,409   3,885   14,551  12,773    1,001   1,645   24,168  24,941
   Average balance during
      fiscal year                                 6,060   5,150   3,246   4,830   14,191  16,776    1,083   1,392   24,580  28,148
   Net gains (losses) for the
      fiscal year(b)                                  8     (55)      5     (50)      31     (12)       *       *       44    (117)

-----------------------------------------------------------------------------------------------------------------------------------
REPURCHASE AGREEMENTS & SECURITIES LOANS:
  Carrying value                                     --      --      --      --     (207)     --       --      --     (207)     --
  Average balance during
      fiscal year                                    --      --      --      --     (108)    (76)      --      --     (108)    (76)
  Average cost (%)                                   --      --      --      --     4.13      --       --      --     4.13      --
  Average maturity (years)                           --      --      --      --     0.01      --       --      --     0.01      --
-----------------------------------------------------------------------------------------------------------------------------------
RESALE AGREEMENTS:
  Carrying value                                     --      --      --      --      322     101       --      --      322     101
  Average balance during
         fiscal year                                 --       3      --      --      506     204       --      --      506     207
  Average yield (%)                                  --      --      --      --     4.34    6.50       --      --     4.34    6.50
  Average maturity (years)                           --      --      --      --     0.01    2.38       --      --     0.01    2.38
-----------------------------------------------------------------------------------------------------------------------------------



IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                        OTHER            ALL
                                                        EURO(a)     JAPANESE YEN    U.S. DOLLARS      CURRENCIES      CURRENCIES
                                                   --------------  --------------  ---------------  --------------  --------------
                                                    2001    2000     2001   2000    2001     2000    2001    2000    2001    2000
                                                   ------  ------  ------  ------  ------   ------  ------  ------  ------  ------
SHORT SALES:(c)
  Carrying value                                      --      --      --      --     (63)    (100)      --      --     (63)   (100)
  Average balance during
         fiscal year                                  --      --      --      --    (214)     (35)      --      --    (214)    (35)
----------------------------------------------------------------------------------------------------------------------------------
CURRENCY SWAPS RECEIVABLE:
  Carrying value                                      --      --      --      --   1,354    4,189       --      --   1,354   4,189
  Average balance during
         fiscal year                                  --       1      --      --   2,248    3,819       14      27   2,262   3,847
  Average yield (%)                                   --      --      --      --    4.36     6.71       --      --    4.36    6.71
  Average maturity (years)                            --      --      --      --    0.08     0.27       --      --    0.08    0.27
----------------------------------------------------------------------------------------------------------------------------------
CURRENCY SWAPS PAYABLE:
  Carrying value                                    (683) (2,907)    (40)   (103)     --       --     (600) (1,164) (1,323) (4,174)
  Average balance during
         fiscal year                              (1,465) (2,482)    (90)   (302)    (14)     (28)    (665)   (991) (2,234) (3,803)
  Average cost (%)                                  4.60    4.28    0.06    0.14      --       --     5.18    5.39    4.72    4.48
  Average maturity (years)                          0.11    0.30    0.07    0.39      --       --     0.06    0.22    0.08    0.28
----------------------------------------------------------------------------------------------------------------------------------
CROSS-CURRENCY INTEREST RATE SWAPS RECEIVABLE:(d)
  Carrying value                                      --      --     892     291   8,797    6,837       --      --   9,689   7,128
  Average balance during
         fiscal year                                  --      --     537     277   7,729    6,232       --      --   8,266   6,509
  Net gains (losses) for the
         fiscal year(b)                               --      --      (7)     (3)     20       (*)      --      --      13      (3)
  Average yield (%)                                   --      --    0.07    0.41    4.30     6.50       --      --    3.91    6.25
  Average maturity (years)                            --      --    0.31    1.12    2.23     1.30       --      --    2.05    1.30
----------------------------------------------------------------------------------------------------------------------------------
CROSS-CURRENCY INTEREST RATE SWAPS PAYABLE:(d)
  Carrying value                                  (5,365) (3,381) (3,116) (3,882)   (952)    (258)     (18)    (21) (9,451) (7,542)
  Average balance during
         fiscal year                              (4,359) (2,251) (3,443) (4,535)   (536)    (251)     (19)    (55) (8,357) (7,092)
  Net gains (losses) for the
         fiscal year(b)                              (14)     56      (1)     54      (2)      (*)      (*)     (1)    (17)    109
  Average cost (%)                                  4.72    4.87    0.14   (0.14)   3.88     6.50     5.06    6.31    3.11    2.33
  Average maturity (years)                          2.95    1.54    1.49    1.12    0.31     1.28     0.29    1.27    2.19    1.31
----------------------------------------------------------------------------------------------------------------------------------
NET INTEREST RATE SWAPS:(d)
  Carrying value                                      --      --      --      --     (17)      (4)      --      --     (17)     (4)
  Average balance during
         fiscal year                                  --      --      --      --      (7)     (10)      --      --      (7)    (10)
  Net gains (losses) for the
         fiscal year(b)                               --      --      --      --       1       17       --      --       1      17
  Average cost (%) --                                 --      --      --      --    0.05     0.07       --      --    0.05    0.07
  Average maturity (years)                            --      --      --      --    0.90     1.18       --      --    0.90    1.18
----------------------------------------------------------------------------------------------------------------------------------

a. EFFECTIVE JANUARY 1, 1999, THE EURO WAS INTRODUCED. FOR REPORTING PURPOSES, HOLDINGS IN THE TWELVE NATIONAL CURRENCIES THAT ARE CONSIDERED NATIONAL CURRENCY UNITS OF THE EURO HAVE BEEN AGGREGATED WITH THE EURO AND REPORTED AS EURO IN BOTH THE CURRENT AND PRIOR YEAR.
b. INCLUDED IN NET GAINS (LOSSES) ON THE TRADING PORTFOLIO IN THE INCOME STATEMENT.
c. INCLUDED IN AMOUNTS PAYABLE FOR INVESTMENT SECURITIES PURCHASED ON THE BALANCE SHEET.
d.  INCLUDED IN CURRENCY AND INTEREST RATE SWAPS--TRADING ON THE BALANCE SHEET.
*   LESS THAN $0.5 MILLION, 0.005 PERCENT, OR 0.05 YEARS.
**  MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES DUE TO ROUNDING.

NOTE C--LOANS, COFINANCING AND GUARANTEES

IBRD's loan portfolio includes multicurrency loans, single currency pool loans and single currency loans. Each of these is described below. At June 30, 2001 only single currency loans which carry either a variable or fixed spread were available for new commitments.

MULTICURRENCY LOANS

FIXED RATE LOANS: On loans negotiated prior to July 1982, IBRD charges interest at fixed rates.

ADJUSTABLE RATE LOANS: In 1982, IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a lending spread1, resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans. IBRD has withdrawn these loan terms for commitments for which the invitation to negotiate was issued on or after March 1, 2001.

SINGLE CURRENCY POOL LOANS

In fiscal year 1997, IBRD offered its borrowers the opportunity to convert their existing multicurrency pool loans to single currency pools. These pools were available in four currencies (U.S. dollar, Japanese yen, Deutsche mark, or Swiss franc). At inception, each single currency pool reflected the composition of the multicurrency pool. However, as of June 30, 1999, all of the pools had exceeded the 90% target in the designated currency. All adjustable rate multicurrency pool loans that were converted to single currency pools carry the applicable pool's adjustable lending rate, reset semi-annually to reflect the previous semester average cost of outstanding borrowings allocated to fund that pool weighted by the shares of currencies in the pool, plus a spread of 50 basis points. Any fixed-rate multicurrency pool loans that were converted to single currency pools continued to carry their fixed rate.

SINGLE CURRENCY LOANS

FIXED-RATE LOANS: IBRD introduced fixed rate single currency loans in 1995. The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a variable rate equal to the rate on LIBOR-based single currency loans applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium- to long-term market rates on the semi-annual rate-fixing date for loan amounts disbursed during the preceding six-month period, plus a total spread consisting of (a) IBRD's funding cost margin for these loans in the loan currency, (b) a market risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a lending spread. As of December 1, 1999, fixed-rate single currency loans were no longer available for new commitments.

VARIABLE-SPREAD LOANS: IBRD introduced variable-spread single currency loans in 1993. The rates charged on variable-spread single currency loans are a pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of (a) IBRD's average funding cost margin for these loans and (b) a lending spread.

Certain variable-spread single currency loans, including the Special Structural and Sector Adjustment Loans introduced in fiscal year 1999, have non-standard terms. These loans have a fixed spread ranging from 75 to 400 basis points over LIBOR, a front-end fee, and are not eligible for waivers of interest or commitment charges.

FIXED-SPREAD LOANS: IBRD introduced fixed-spread loans in fiscal year 2000. These loans have an interest rate based on LIBOR plus a spread that will be fixed for the life of the loan. The spread is currently 55 basis points for U.S. dollar and euro denominated loans, and 50 basis points for Japanese yen denominated loans. A commitment charge premium of 10 basis points over the standard 75 basis points charged on other IBRD loans will be included for the first four years from the date the commitment charge begins to accrue.

Borrowers selecting this product have the flexibility to change the currency or interest rate basis over the life of the loan, subject to certain conditions.

-----------------------
a. UNTIL JULY 31, 1998, THE LENDING SPREAD WAS 50 BASIS POINTS. HOWEVER, DURING THE FIRST QUARTER OF FISCAL YEAR 1999, THE LENDING SPREAD CHARGED BY IBRD TO ITS BORROWERS WAS INCREASED BY 25 BASIS POINTS TO 75 BASIS POINTS FOR LOANS WHERE THE INVITATIONS TO NEGOTIATE WAS ISSUED ON OR AFTER
    JULY 31, 1998. IN ADDITION, A FRONT-END FEE OF 100 BASIS POINTS, PAYABLE FOR EACH SUCH LOAN AT THE TIME IT BECOMES EFFECTIVE, WAS INTRODUCED.

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For payment periods beginning during the fiscal year ended June 30, 2001, the following interest waivers on disbursed and outstanding loans to eligible borrowers were in effect. With respect to loans for which the invitation to negotiate was issued on or after July 31, 1998, and which carry a 75 basis point lending spread, the interest waiver was 25 basis points. A similar waiver was in effect for the fiscal years ended June 30, 2000 and June 30, 1999. With respect to loans for which the invitation to negotiate was issued before July 31, 1998, and which carry a 50 basis point lending spread, the interest waiver was 15 basis points. A waiver of 5 basis points was in effect during the fiscal years ended June 30, 2000 and June 30, 1999. For the fiscal year ended June 30, 2001, the combined effect of these waivers was to reduce Net Income by $139 million ($59 million--June 30, 2000, $102 million--June 30,
1999).

A one-year commitment charge waiver of 50 basis points was in effect on all eligible undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ended June 30, 2001. A similar waiver of 50 basis points was in effect for the fiscal years ended June 30, 2000 and June 30, 1999. For the fiscal year ended June 30, 2001, the effect of the commitment charge waiver was to reduce Net Income by $169 million ($207 million--June 30, 2000, $229 million--June 30, 1999).

A summary of IBRD's outstanding loans by currency and product at June 30, 2001 and June 30, 2000 follows:


IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------------------------------------------------------------------------------------------------------
                                                                                        2001
                                            ----------------------------------------------------------------------------
                                                 EURO(a)         JAPANESE YEN        U.S. DOLLARS          OTHERS
                                            ----------------  -----------------   -----------------  -----------------
                                            FIXED    ADJUST.   FIXED    ADJUST.    FIXED    ADJUST.   FIXED    ADJUST.
                                            ------  --------  -------  --------   -------  --------  -------  --------

Multicurrency loans (b,c)
  Amount                                    $  261  $  8,417  $   206   $ 9,865   $   351  $ 10,447  $   160  $  1,534
  Weighted average rate (%)(d)                8.15      5.04     8.09      5.04      8.39      5.13     7.84      5.04

Single currency pools
  Amount                                    $    3  $  2,997  $    --   $    47   $    26  $ 27,448  $    --  $     --
  Weighted average rate (%)(d)               10.93      7.26       --      3.94     11.37      8.76       --        --
  Average Maturity (years)                    0.47      4.02       --      3.25      0.45      4.26       --        --

Single currency loans(e)
  Amount                                    $  522  $  1,468  $    --   $   137   $14,467  $ 37,308  $    --  $      2
  Weighted average rate (%)(d)                5.48      4.79       --      0.31      6.74      5.55       --      3.38
  Average Maturity (years)                    4.87      6.68       --      7.09      4.82      6.02       --      4.47

Fixed-spread single currency loans
  Amount                                    $  265  $     64  $    --   $    --   $   215  $  2,656  $    --  $     --
  Weighted average rate (%)(d)                6.29      5.04       --        --      6.92      4.61       --        --
                                            ----------------------------------------------------------------------------
Total Loans
  Amount                                    $1,051  $ 12,946  $   206   $10,049   $15,059  $ 77,859  $   160     1,536
  Weighted average rate (%)(d)                6.36      5.52     8.09      4.97      6.79      6.59     7.84      5.04

Total loans
  Less accumulated provision for loan losses and deferred loan income

Net loans outstanding

------------------------------------------------------------------------------------------------------------------------

                                                                               -----------------------
                                                                                LOANS OUTSTANDING
                                                                               -------------------
                                                                                FIXED    ADJUST.     TOTAL
                                                                               -------  --------     -------

Multicurrency loans (b,c)                                                      $   978   $ 30,263   $ 31,241
  Amount                                                                          8.17       5.07       5.17
  Weighted average rate (%)(d)

Single currency pools                                                          $    29   $ 30,492   $ 30,521
  Amount                                                                         11.33       8.61       8.61
  Weighted average rate (%)(d)                                                    0.45       4.24       4.23
  Average Maturity (years)

Single currency loans(e)                                                       $14,989   $ 38,915   $ 53,904
  Amount                                                                          6.69       5.50       5.83
  Weighted average rate (%)(d)                                                    4.82       6.05       5.70
  Average Maturity (years)

Fixed-spread single currency loans                                             $   480   $  2,720   $  3,200
  Amount                                                                          6.57       4.62       4.91
  Weighted average rate (%)(d)                                                 -----------------------------

Total Loans                                                                    $16,476   $102,390   $118,866
  Amount                                                                          6.79       6.27       6.35
                                                                                                    --------
  Weighted average rate (%)(d)

Total loans                                                                                         $118,866
  Less accumulated provision for loan losses and deferred loan income                                  4,459
                                                                                                     -------
Net loans outstanding                                                                               $114,407
                                                                                                    ========
-------------------------------------------------------------------------------------------------------------



     NOTE:  FOR FOOTNOTES SEE FOLLOWING PAGE.

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------------------------------------------------------
                                                                                2000
                              ---------------------------------------------------------------------------------------------------
                                  EURO(a)        JAPANESE YEN      U.S. DOLLARS        OTHERS       LOANS OUTSTANDING
                              ---------------   ---------------   ----------------  --------------  ------------------
                              FIXED   ADJUST.   FIXED   ADJUST.   FIXED    ADJUST.  FIXED  ADJUST.  FIXED      ADJUST.     TOTAL
                              -----   -------   -----   -------   -----    -------  -----  -------  -----      -------   --------
Multicurrency loans(b,c)
  Amount                      $  386  $10,004   $ 364   $12,622   $   479  $11,283  $ 221  $1,641   $ 1,450    $ 35,550   $ 37,000
  Weighted average
    rate (%)(b)                 8.28     5.23    8.30      5.23      8.08     5.28   7.92    5.23      8.16        5.24       5.36

Single currency pools
  Amount                      $    7  $ 3,860   $  --   $    68   $    63  $31,424  $  --  $   --   $    70    $ 35,352   $ 35,422
  Weighted average
    rate (%)(d)                10.61     6.71      --      4.05     11.06     8.66     --      --     11.01        8.44       8.44
  Average Maturity
    (years)                     0.85     4.31      --      3.50      0.84     4.63     --      --      0.84        4.59       4.59

Single currency loans(e)
  Amount                      $  463  $ 1,126   $  --   $   160   $12,486  $32,476  $  --  $    3   $12,949    $ 33,765   $ 46,714
  Weighted average
    rate (%)(d)                 5.46     4.50      --      0.35      6.76     7.29     --    3.25      6.71        7.16       7.04
  Average Maturity
    (years)                     5.20     6.81      --      7.84      5.45     6.47     --    4.97      5.44        6.48       6.20

Fixed-spread single
  currency loans
  Amount                      $  229  $    --   $  --   $    --   $    --   $  739  $  --  $   --   $   229    $    739   $    968
  Weighted average
    rate (%)(d)                 6.36       --      --        --        --     7.57     --      --      6.36        7.57       7.28
                              ----------------------------------------------------------------------------------------------------

Total Loans
  Amount                      $1,085  $14,990   $ 364   $12,850   $13,028  $75,922  $ 221  $1,644   $14,698    $105,406   $120,104
  Weighted average
    rate (%)(d)                 6.69     5.55    8.30      5.16      6.83     7.56   7.92    5.23      6.87        6.95       6.94
                                                                                                                          --------

Total loans                                                                                                               $120,104
  Less accumulated provision for loan losses and deferred loan income                                                        3,860
                                                                                                                          --------
Net loans outstanding                                                                                                     $116,244
                                                                                                                          ========

-----------------------------------------------------------------------------
(a). EFFECTIVE JANUARY 1, 1999, THE EURO WAS INTRODUCED. FOR REPORTING PURPOSES, AMOUNTS IN THE TWELVE NATIONAL CURRENCIES THAT ARE CONSIDERED NATIONAL CURRENCY UNITS OF THE EURO HAVE BEEN AGGREGATED WITH THE EURO AND REPORTED AS EURO IN BOTH THE CURRENT AND PRIOR YEAR.

(b). INCLUDES PRE-POOL LOANS, LOANS TO IFC, AND CO-FINANCING LOANS IN ADDITION TO MULTICURRENCY POOL LOANS.

(c). AVERAGE MATURITY - MULTICURRENCY LOANS. IBRD MAINTAINS A TARGETED CURRENCY COMPOSITION IN ITS MULTICURRENCY LOANS. THE PRESENT TARGET RATIO IS ONE U.S. DOLLAR FOR EVERY 125 JAPANESE YEN AND ONE EURO. THESE THREE MAJOR CURRENCIES COMPRISE AT LEAST 90% OF THE MULTICURRENCY LOANS' U.S. DOLLAR EQUIVALENT VALUE, WITH THE REMAINDER IN OTHER CURRENCIES. THIS RATIO WAS CHANGED IN JANUARY 1999 AS A RESULT OF THE INTRODUCTION OF THE EURO. THE COMPOSITION OF THE MULTICURRENCY LOANS IS AFFECTED BY THE SELECTION OF CURRENCIES FOR DISBURSEMENTS ON THOSE LOANS AND BY THE CURRENCIES SELECTED FOR THE BILLING OF THE PRINCIPAL REPAYMENTS. ALONG WITH THE SELECTION OF DISBURSEMENT CURRENCIES, IBRD MANAGES THE SELECTION OF REPAYMENT CURRENCIES TO MAINTAIN THE ALIGNMENT OF THE MULTICURRENCY LOANS' COMPOSITION WITH THE TARGET RATIO. THE SELECTION OF CURRENCIES FOR REPAYMENT BILLING BY IBRD PRECLUDES THE DETERMINATION OF AVERAGE MATURITY INFORMATION FOR MULTICURRENCY LOANS BY INDIVIDUAL CURRENCY. ACCORDINGLY, IBRD ONLY DISCLOSES THE MATURITY PERIODS FOR ITS MULTICURRENCY LOANS ON A COMBINED U.S. DOLLARS EQUIVALENT BASIS

(d). EXCLUDES EFFECTS OF ANY WAIVERS OF LOAN INTEREST.

(e). INCLUDES FIXED-RATE AND VARIABLE-SPREAD LOANS

The maturity structure of IBRD's loans at June 30, 2001 and June 30, 2000 is as follows:


IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        2001
                               ----------------------------------------------------------------------------------------------------
                               JULY 1, 2001 THROUGH   JULY 1, 2002 THROUGH    JULY 1, 2006 THROUGH
PRODUCT/RATE TYPE                  JUNE 30, 2002         JUNE 30, 2006             JUNE 30, 2011      THEREAFTER        TOTAL
-----------------------------  --------------------   --------------------    ---------------------   -----------   ---------------
Multicurrency loans
  Fixed                               $  690                  $   256                $    32           $    --        $    978
  Adjustable                           4,306                   13,531                 10,315             2,111          30,263

Single currency pools
  Fixed                                   28                        1                     --                --             29
  Adjustable                           4,511                   14,844                  9,592             1,545         30,492

Single currency loans(a)
  Fixed                                  788                    7,469                  6,374               358         14,989
  Adjustable                           1,664                   16,226                 14,478             6,547         38,915

Fixed-spread single currency loans
  Fixed                                   --                       43                    232               205            480
  Adjustable                              --                       49                  1,913               758          2,720
                                     -------                  -------                -------           -------       --------
All Loans
  Fixed                                1,506                    7,769                  6,638               563         16,476
  Adjustable                          10,481                   44,650                 36,298            10,961        102,390
                                     -------                  -------                -------           -------       --------
Total loans outstanding              $11,987                  $52,419                $42,936           $11,524       $118,866
                                     =======                  =======                =======           =======       ========
-----------------------------------------------------------------------------------------------------------------------------------

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        2000
                               ----------------------------------------------------------------------------------------------------
                               JULY 1, 2000 THROUGH   JULY 1, 2001 THROUGH    JULY 1, 2005 THROUGH
PRODUCT/RATE TYPE                  JUNE 30, 2001         JUNE 30, 2005            JUNE 30, 2010       THEREAFTER        TOTAL
-----------------------------  --------------------   --------------------    ---------------------   -----------   ---------------
Multicurrency loans
  Fixed                              $   960                  $   429                $    61           $    --       $  1,450
  Adjustable                           4,531                   15,097                 12,717             3,205         35,550

Single currency pools
  Fixed                                   42                       28                     --                --             70
  Adjustable                           4,728                   16,157                 11,949             2,518         35,352

Single currency loans(a)
  Fixed                                  324                    5,790                  6,130               705         12,949
  Adjustable                             684                   13,504                 13,491             6,086         33,765

Fixed-spread single currency loans
  Fixed                                   --                       10                     95               124            229
  Adjustable                              --                       --                    687                52            739
                                     -------                  -------                -------           -------       --------
All Loans
  Fixed                                1,326                    6,257                  6,286               829         14,698
  Adjustable                           9,943                   44,758                 38,844            11,861        105,406
                                     -------                  -------                -------           -------       --------
Total loans outstanding              $11,269                  $51,015                $45,130           $12,690       $120,104
                                     =======                  =======                =======           =======       ========
-----------------------------------------------------------------------------------------------------------------------------------

(a). INCLUDES FIXED-RATE AND VARIABLE-SPREAD LOANS.

ESTIMATED VALUE OF LOANS

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated value of loans incorporates IBRD's estimate of the probable expected cash flows of these instruments to IBRD.

The estimated value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted by the market yield curves applicable to IBRD funding plus IBRD's relevant basis point lending spread adjusted for waivers.

The following table reflects the carrying and estimated values of the loan portfolio at June 30, 2001 and June 30, 2000:

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         2001                              2000
                                                            -------------------------------  --------------------------------------
                                                              CARRYING          ESTIMATED        CARRYING         ESTIMATED
                                                               VALUE              VALUE           VALUE             VALUE
                                                            ----------          -----------  -------------        ------------
Multicurrency loans
              Fixed                                         $    978             $  1,000        $  1,450         $   1,482
              Adjustable                                      30,263               31,830          35,550            36,842

Single currency pools
              Fixed                                               29                   30              70               72
              Adjustable                                      30,492               32,701          35,352           36,681

Single currency loans(a)
              Fixed                                           14,989               15,326          12,949           12,484
              Adjustable(b)                                   38,915               38,966          33,765           33,735

Fixed-spread single currency loans
              Fixed                                              480                  487             229              230
              Adjustable                                       2,720                2,722             739              739
                                                            ----------          -----------  -------------        ------------
Total loans
              Fixed                                           16,476               16,843          14,698           14,268
              Adjustable                                     102,390              106,219         105,406          107,997
                                                            ----------          -----------  -------------        ------------
Total loans outstanding                                      118,866              123,062         120,104          122,265

Less accumulated provision for loan losses
and deferred loan income                                       4,459                4,459           3,860            3,860
                                                            ----------          -----------  -------------        ------------
Net loans outstanding                                       $114,407             $118,603        $116,244         $118,405
                                                            ==========          ===========  =============        ============
-----------------------------------------------------------------------------------------------------------------------------------

(a). INCLUDES FIXED-RATE AND VARIABLE-SPREAD LOANS.
(b). AMOUNT INCLUDES CARRYING VALUE OF $11,301 MILLION ($10,800 MILLION-- JUNE 30, 2000) AND ESTIMATED VALUE OF $11,319 MILLION
     ($10,789 MILLION--JUNE 30, 2000) FOR NON-STANDARD SINGLE CURRENCY
     LOANS.

COFINANCING AND GUARANTEES

IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

Guarantees of loan principal of $1,488 million at June 30, 2001 ($1,661 million--June 30, 2000), were not included in reported loan balances. At June 30, 2001, $473 million of these guarantees were subject to call ($467 million--June 30, 2000). In some cases, IBRD guarantees have included interest payments in addition to principal. Total interest guarantees at June 30, 2001 were $117 million ($20 million--June 30, 2000), of which $11 million ($10 million-- June 30, 2000) were subject to call.

OVERDUE AMOUNTS

At June 30, 2001, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At June 30, 2001, the loans made to or guaranteed by certain member countries with an aggregate principal balance outstanding of $2,832 million ($2,031 million--June 30, 2000), of which principal of $1,331 million ($1,302 million--June 30, 2000) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,087 million ($1,060 million--June 30, 2000). If these loans had not been in nonaccrual status, income from loans for the fiscal year ended June 30, 2001, would have been higher by $80 million ($52 million--June 30, 2000, $55 million--June 30, 1999).

A summary of countries with loans or guarantees in nonaccrual status follows:

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001
                                                                 ------------------------------------------------------------------
                                                                  PRINCIPAL            PRINCIPAL AND              NONACCRUAL
BORROWER                                                         OUTSTANDING          CHARGES OVERDUE               SINCE
-------------------------------------------------------          ------------         ---------------            -------------
WITH OVERDUES
  Congo, Democratic Republic of                                   $   80                   $  126                November 1993
  Congo, Republic of                                                  42                       34                November 1997
  Cote d'Ivoire                                                      526                       50                March 2001
  Iraq                                                                35                       63                December 1990
  Liberia                                                            122                      282                June 1987
  Syrian Arab Republic                                                18                       70(a)             February 1987
  Yugoslavia, Federal Republic of                                  1,066                    1,745                September 1992
  Zimbabwe                                                           395                       48                October 2000
                                                                  ------                   ------
  Total                                                            2,284                    2,418

WITHOUT OVERDUES
  Bosnia and Herzegovina                                             548                       --                September 1992
                                                                  ------                   ------
TOTAL                                                             $2,832                   $2,418
                                                                  ======                   ======

-----------------------------------------------------------------------------------------------------------------------------------

(a). REPRESENTS INTEREST AND CHARGES OVERDUE


On May 8, 2001, the Executive Directors approved a membership and financial assistance package for the FRY at which time the FRY accepted liability for all loans allocated to it by the SFRY. One component of that package is a plan for the clearance of arrears under which FRY's principal and interest arrears would be consolidated into one or more new IBRD loans. The exact terms of the consolidation loans are being negotiated with the FRY authorities.

During fiscal year 1998, the Syrian Arab Republic and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997 and has been making monthly payments to IBRD since then.

In June 1996, the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income.

The average recorded investment in nonaccruing loans during the fiscal year ended June 30, 2001, was $2,424 million ($2,057 million--June 30, 2000,
$2,084 million--June 30, 1999).

During the fiscal years ended June 30, 2001 and June 30, 2000, no loans came out of nonaccrual status. During fiscal year 2001, all loans made to or guaranteed by Zimbabwe and Cote d'Ivoire were placed in nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD has always eventually collected all contractual principal and interest on its loans. However, IBRD suffers losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. To recognize the risks inherent in its loan portfolio, IBRD maintains an accumulated provision for loan losses. Of the Accumulated Provision for Loan Losses of $3,959 million at June 30, 2001 ($3,400 mil-
lion--June 30, 2000), $1,090 million is attributable to the nonaccruing loan portfolio ($700 million--June 30, 2000).

Changes to the Accumulated Provision for Loan Losses for the fiscal years ended June 30, 2001, June 30, 2000 and June 30, 1999 are summarized below

IN MILLIONS
--------------------------------------------------------------------------------
                                               2001       2000       1999
                                              -------     -------    -------
Balance, beginning of
  the fiscal year                             $3,400      $3,560     $3,240

Provision for loan losses                        676        (166)       246

Translation adjustment                          (117)          6         74
                                              -------     -------    -------
Balance, end of the fiscal
  year                                        $3,959      $3,400     $3,560
                                              =======     =======    =======

-------------------------------------------------------------------------------

In fiscal year 2001, a reassessment of the probable losses inherent in the portfolio resulted in an increase in provisioning requirements at June 30, 2001, as compared to June 30, 2000. The factors that contributed to the increase in provisioning requirements were the movement of the loans made to or guaranteed by two borrowers into nonaccrual status, and a net deterioration in the creditworthiness of the accrual portfolio.

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPCs), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has taken the situation of these countries into account in its review of the adequacy of the Accumulated Provision for Loan Losses.

FIFTH DIMENSION PROGRAM

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At June 30, 2001, IDA had approved credits of $1,679 million ($1,659 million--June 30, 2000) under this program from inception, of which $1,651 million ($1,630 million--June 30, 2000) had been disbursed to the eligible countries.

NOTE D--BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty. Swaps include currency swaps, interest rate swaps, forward interest rate swaps, and swaptions.

A summary of IBRD's borrowings portfolio at June 30, 2001 and June 30, 2000 follows:

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2001


IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------------------------------------------------------
                                                   CURRENCY                     INTEREST RATE
                   DIRECT BORROWINGS            SWAP AGREEMENTS(a)              SWAP AGREEMENTS         NET CURRENCY OBLIGATIONS
               -----------------------  -------------------------------  ----------------------------  --------------------------
                        WGTD.                        WGTD.              NOTIONAL      WGTD.                        WGTD.
                        AVG.   AVERAGE   AMOUNT       AVG.    AVERAGE    AMOUNT       AVG.   AVERAGE    AMOUNT     AVG.  AVERAGE
CURRENCY/               COST   MATURITY  PAYABLE      COST    MATURITY   PAYABLE      COST  MATURITY    PAYABLE    COST  MATURITY(b)
RATE TYPE       AMOUNT   (%)   (YEARS)  (RECEIVABLE)  (%)      (YEARS)  (RECEIVABLE)   (%)   (YEARS)  (RECEIVABLE)  (%)  (YEARS)
---------------------------------------------------------------------------------------------------------------------------------
Euro(c)
  Fixed        $12,932  6.63    4.77      $1,464      6.23      2.50     $3,329       6.26    3.02     $17,725     6.53    4.25
                                         (11,451)     6.77      4.29     (1,447)      5.92    3.19     (12,898)    6.67    4.17
  Adjustable     4,681  4.94    8.14       7,961      4.54      2.58      1,421       4.61    2.48      14,063     4.68    4.42
                                          (5,621)     4.79      7.77     (3,311)      4.72    3.03      (8,932)    4.76    6.02
Japanese yen
  Fixed          9,331  4.79    4.54          81      5.88      2.23      3,518       0.50    1.10      12,930     3.63    3.59
                                          (6,334)     4.93      3.85     (2,607)      2.75    3.51      (8,941)    4.29    3.75
  Adjustable     4,177  5.68   18.50       4,563     (0.08)     0.93      2,607       0.12    3.51      11,347     2.09    7.99
                                          (4,610)     4.32     15.45     (3,518)      0.07    1.10      (8,128)    2.48    9.24
U. S. dollars
  Fixed         47,381  6.15    4.70      11,531      9.05      2.68     18,050       6.02    7.50      76,962     6.56    5.05
                                            (435)     6.30      1.15    (42,669)      5.80    4.42     (43,104)    5.80    4.39
  Adjustable     1,380  4.57    3.17      39,840      4.52      8.39     42,133       4.63    3.95      83,353     4.57    6.06
                                         (12,754)     4.41      2.00    (17,516)      4.75    7.34     (30,270)    4.61    5.10
Others
  Fixed         19,624  7.23    8.12         463      5.10      0.53        363       7.08    0.30      20,450     7.18     7.81
                                         (19,416)     7.14      7.57       (154)      6.66    5.26     (19,570)    7.13     7.55
  Adjustable       245  4.32   17.55         363      2.05      0.23        154       4.47    5.26         762     3.27     6.81
                                            (397)     5.83     12.83       (363)      3.33    0.30        (760)    4.64     6.85
                --------------------------------                         ------                        -------------------------
Total
  Fixed         89,268  6.32    5.44      13,539                         25,260                        128,067     6.36     5.23
                                         (37,636)                       (46,877)                       (84,513)    6.08     5.02
  Adjustable    10,483  5.17   11.83      52,727                         46,315                        109,525     4.32     6.05
                                         (23,382)                       (24,708)                       (48,090)    4.28     6.00
                --------------------------------                         ------                        ----------------
Principal at
face value      99,751  6.20    6.11       5,248                            (10)                       104,989     5.41
                        ============                                                                               ====
Net unamortized
premium             43                        59                            113                            215

FAS 133
Adjustment          45                      (544)                          (125)                          (624)
               -------                    ------                         ------                       --------
Total          $99,839                   $ 4,763                         $  (22)                      $104,580
               =======                   =======                         ======                       ========
--------------------------------------------------------------------------------------------------------------------------------

(a) CURRENCY SWAP AGREEMENTS INCLUDE CROSS-CURRENCY INTEREST RATE SWAPS.

(b) AT JUNE 30, 2001, THE AVERAGE REPRICING PERIOD OF THE NET CURRENCY OBLIGATIONS FOR ADJUSTABLE RATE BORROWINGS WAS THREE MONTHS.

(c) EFFECTIVE JANUARY 1, 1999, THE EURO WAS INTRODUCED. FOR REPORTING PURPOSES, AMOUNTS IN THE TWELVE NATIONAL CURRENCIES THAT ARE CONSIDERED NATIONAL CURRENCY UNITS OF THE EURO HAVE BEEN AGGREGATED WITH THE EURO AND REPORTED AS EURO IN BOTH THE CURRENT AND PRIOR YEAR.

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2000

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------------------------------------------------------
                                                   CURRENCY                     INTEREST RATE
                   DIRECT BORROWINGS            SWAP AGREEMENTS(a)              SWAP AGREEMENTS         NET CURRENCY OBLIGATIONS
               -----------------------  -------------------------------  ----------------------------  --------------------------
                        WGTD.                        WGTD.              NOTIONAL     WGTD.                        WGTD.
                        AVG.   AVERAGE   AMOUNT      AVG.    AVERAGE    AMOUNT       AVG.   AVERAGE    AMOUNT     AVG.  AVERAGE
CURRENCY/               COST   MATURITY  PAYABLE     COST    MATURITY   PAYABLE      COST  MATURITY    PAYABLE    COST  MATURITY(b)
RATE TYPE       AMOUNT   (%)   (YEARS)  (RECEIVABLE)  (%)     (YEARS)  (RECEIVABLE)   (%)   (YEARS)  (RECEIVABLE)  (%)  (YEARS)
---------------------------------------------------------------------------------------------------------------------------------
Euro(c)
  Fixed        $15,446  6.74     5.28    $  2,944    7.11      1.66      $  3,731    6.38    3.51       22,121     6.73    4.50
                                          (14,078)   6.92      4.64        (1,591)   5.62    3.47      (15,669)    6.79    4.52
  Adjustable     5,757  5.46     8.89       8,477    4.07      2.54         1,564    4.49    3.26       15,798     4.62    4.93
                                           (6,531)   5.22      8.37        (3,711)   4.33    3.45      (10,242)    4.90    6.59
Japanese yen
  Fixed         12,334  4.97     4.82          51    4.98      1.41         4,761    0.84    1.21       17,146     3.82    3.80
                                           (8,268)   5.05      4.14        (3,123)   2.74    4.45      (11,391)    4.42    4.22
  Adjustable     2,857  3.70    10.99       5,174   (0.22)     0.90         3,123    0.07    4.45       11,154     0.86    4.48
                                           (2,805)   2.10     11.57        (4,761)   0.12    1.21       (7,566)    0.86    5.05
 U. S. dollars
  Fixed         45,816  6.48     5.22      13,629    9.16      3.20        15,448    5.98    7.84       74,893     6.86    5.39
                                           (1,158)   8.26      1.09       (40,011)   5.93    4.46      (41,169)    6.00    4.37
  Adjustable     1,757  6.58     4.86      38,452    6.46      6.45        39,762    6.39    4.37       79,971     6.43    5.38
                                          (12,055)   6.46      1.84       (15,223)   6.60    7.68      (27,278)    6.54    5.10
Others
  Fixed         21,494  7.37     5.20       1,296    5.64      0.73           390    7.08    1.30       23,180     7.27    4.88
                                          (21,853)   7.27      4.68          (158)   6.66    6.26      (22,011)    7.27    4.69
  Adjustable       193  6.99     0.60         390    1.58      1.23           158    5.85    6.26          741     3.90    2.14
                                             (351)   8.23      3.15          (390)   3.10    1.30         (741)    5.53    2.18
Total           ---------------------------------                          ------                      ------------------------
  Fixed         95,090  6.53     5.17      17,920                          24,330                      137,340     6.53    4.97
                                          (45,357)                        (44,883)                     (90,240)    6.25    4.45
  Adjustable    10,564  5.20     8.64      52,493                          44,607                      107,664     5.57    5.20
                                          (21,742)                        (24,085)                     (45,827)    5.22    5.37
                ---------------------------------                         -------                      ----------------
Principal at
face value     105,654  6.39     5.52    3,314                                (31)                     108,937     6.37

Net unamortized
premium
(discount)          (5)                    186                                159                          340
                ------------------------------                            -------                      ----------------
Total         $105,649  6.39     5.52    3,500                            $   128                     $109,277     6.37
              ================================                            =======                     =================
-----------------------------------------------------------------------------------------------------------------------------------

(a) CURRENCY SWAP AGREEMENTS INCLUDE CROSS-CURRENCY INTEREST RATE SWAPS.
(b) AT JUNE 30, 2000, THE AVERAGE REPRICING PERIOD OF THE NET CURRENCY OBLIGATIONS FOR ADJUSTABLE RATE BORROWINGS WAS THREE MONTHS.
(c) EFFECTIVE JANUARY 1, 1999, THE EURO WAS INTRODUCED. FOR REPORTING PURPOSES, AMOUNTS IN THE TWELVE NATIONAL CURRENCIES THAT ARE CONSIDERED NATIONAL CURRENCY UNITS OF THE EURO HAVE BEEN AGGREGATED WITH THE EURO AND REPORTED AS EURO IN BOTH THE CURRENT AND PRIOR YEAR.

SHORT-TERM BORROWINGS AND SWAPS AT JUNE 30, 2001 AND JUNE 30, 2000

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------------------------------------
                                    2001                                                          2000
             ----------------------------------------------------------  ----------------------------------------------------------
                                       INTEREST                                                      INTEREST
                           CURRENCY      RATE                      WGTD.              CURRENCY         RATE                   WGTD.
                             SWAP        SWAP        NET           AVG.                SWAP(a)        SWAP         NET         AVG.
CURRENCY/     PRINCIPAL     PAYABLE      PAYABLE    CURRENCY       COST   PRINCIPAL    PAYABLE        PAYABLE     CURRENCY     COST
RATE TYPE    OUTSTANDING  (RECEIVABLE) (RECEIVABLE) OBLIGATIONS(B) (%)   OUTSTANDING (RECEIVABLE)  (RECEIVABLE) OBLIGATIONS(b) (%)
-----------------------------------------------------------------------  ----------------------------------------------------------
Japanese yen
  Fixed           $   --      $    --    $      --     $     --      --    $   --        $   --      $    556     $    556     0.21
                                   --           --           --      --                      --           --           --        --
  Adjustable          --           --           --           --      --        --            --           --           --        --
                                   --           --           --      --                      --          (556)        (556)    0.20
Polish zlotys
  Fixed              189           --           --          189   17.36       215            --            --          215    16.13
                                 (189)          --         (189)  17.36                    (215)           --         (215)   16.13
U. S. dollars
  Fixed            5,923           --           --        5,923    3.93     3,343            --            --        3,343     6.59
                                   --         (100)        (100)   3.91                      --           (95)         (95)    6.65
  Adjustable         827          173          100        1,100    3.78     1,196           220           100        1,516     5.98
                                   --           --           --      --                      --            (6)          (6)    1.67
              ----------------------------------------------------------  ---------------------------------------------------------
Total
  Fixed            6,112           --           --        6,112    4.35     3,558            --           556        4,114     6.23
                                 (189)        (100)        (289)  12.71                    (215)          (95)        (310)   13.22
  Adjustable         827          173          100        1,100    3.78     1,196           220           100        1,516     5.98
                                   --           --           --      --                      --          (562)        (562)    0.22
              ----------------------------------------------------------  ---------------------------------------------------------
Principal at
face value         6,939          (16)          --        6,923    3.91     4,754             5            (1)       4,758     6.40

Net unamortized
premium (discount)   (21)           1           --          (20)              (24)            1            --          (23)

FAS 133
  Adjustment          --           (1)          (*)          (1)               --            --            --           --
              ----------------------------------------------------------  ---------------------------------------------------------
Total             $6,918        $ (16)        $ (*)      $6,902    3.91    $4,730          $  6         $  (1)      $ 4,735    6.40
              ==========================================================  =========================================================

---------------
(a) CURRENCY SWAP AGREEMENTS INCLUDE CROSS-CURRENCY INTEREST RATE SWAPS.
(b) AT JUNE 30, 2001, THE AVERAGE REPRICING PERIOD OF THE NET CURRENCY OBLIGATIONS FOR SHORT-TERM BORROWINGS WAS ONE MONTH (ONE MONTH-- JUNE 30, 2000.)
 *  LESS THAN $0.5 MILLION

The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 2001 and June 30, 2000 is as follows:


IN MILLIONS                                                     IN MILLIONS
-----------------------------------------------------------     --------------------------------------------------
PERIOD                                                2001      PERIOD                                        2000
----------------------------------                 --------     ----------------------------------       ---------
July 1, 2001 through June 30, 2002                 $ 17,560     July 1, 2000 through June 30, 2001       $  14,181
July 1, 2002 through June 30, 2003                   16,763     July 1, 2001 through June 30, 2002          18,431
July 1, 2003 through June 30, 2004                   11,191     July 1, 2002 through June 30, 2003          17,669
July 1, 2004 through June 30, 2005                    9,019     July 1, 2003 through June 30, 2004           8,408
July 1, 2005 through June 30, 2006                    9,547     July 1, 2004 through June 30, 2005           9,515
July 1, 2006 through June 30, 2011                   17,691     July 1, 2005 through June 30, 2010          22,568

Thereafter                                           17,980     Thereafter                                  14,882
                                                   --------                                              ---------
Total                                              $ 99,751     Total                                    $ 105,654
                                                   ========                                              =========
-----------------------------------------------------------     --------------------------------------------------

The following table reflects the carrying and estimated fair values of the borrowings portfolio at June 30, 2001 and June 30, 2000:


IN MILLIONS
-------------------------------------------------------------------------------------------------
                                             2001                                     2000
                          ----------------------------------------------    ---------------------
                           CARRYING
                           VALUE(a)
                           (BEFORE                 ADJUSTED
                           FAS 133       FAS 133   CARRYING   ESTIMATED     CARRYING   ESTIMATED
                          ADJUSTMENT)  ADJUSTMENT   VALUE     FAIR VALUE   VALUE(a)   FAIR VALUE
                          -----------  ----------  --------   ----------    --------   ----------
Short-term                 $  6,917          --    $  6,917    $  6,918       4,729     $  4,726

Medium- and long-term        99,306          45      99,351     103,372     105,042      107,045

Swaps

  Currency

     Payable                 66,430         448      66,878      66,878      70,632       71,249

     Receivable             (61,138)       (993)    (62,131)    (62,131)    (67,126)     (68,380)

  Interest rate                 103        (125)        (22)        (22)        127          810
                           --------     -------    --------    --------    --------     --------
Total                      $111,618     $  (625)   $110,993    $115,015    $113,404     $115,450
                           ========     =======    ========    ========    ========     ========
------------------------------------------------------------------------------------------------

(a) THE CARRYING VALUE IS NET OF UNAMORTIZED ISSUANCE COSTS OF BORROWINGS.


The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

NOTE E--OTHER ASSET/LIABILITY SWAPS

In March 2001, as part of asset/liability management, IBRD entered into a number of currency swaps to better align its currency composition of Equity with that of loans. A summary of IBRD's other asset/liability swaps at June 30, 2001 is presented below:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------------------------------------
                        OTHER ASSET/LIABILITY SWAP AGREEMENTS
                        -------------------------------------
                         AMOUNT        WEIGHTED      AVERAGE
                        RECEIVABLE      AVERAGE      MATURITY
                         (PAYABLE)      COST (%)     (YEARS)
                        ----------     ---------     --------
U.S. dollars              $  726          4.85         5.72
                                       =======       ======
FAS 133 adjustment             2
                          ------
Total amount receivable   $  728
                          ======

Euro                      $ (271)         4.71         5.71
Japanese yen                (430)         0.04         5.73
                          ------        ------       ------
                            (701)         1.85         5.72
                                        ======       ======
FAS 133 adjustment             *
                          -------
Total amount payable      $ (701)
                          ======
------------------------------------------------------------

* LESS THAN $0.5 MILLION.

NOTE F--CREDIT RISK

COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. As of June 30, 2001, IBRD had received collateral of $351 million in connection with swap agreements. None of this collateral has been included in the assets of IBRD.

In addition, IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is eliminated only to the extent that financial liabilities to the same counterparty are settled after the assets are realized. Because the exposure is affected by each transaction subject to the arrangement, the extent of the reduction in exposure may change substantially within a short period of time following the balance sheet date.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2001 and June 30, 2000 (prior to taking into account any master derivatives or collateral arrangements that have been entered into) are given below:

IN MILLIONS
--------------------------------------------------------------------------------------------
                                                                            2001      2000
                                                                          --------  --------
INVESTMENTS - TRADING PORTFOLIO

Options, futures and forwards
 - Long position                                                          $ 5,500  $   805
 - Short position                                                           3,400    1,250
 - Credit exposure due to potential nonperformance by counterparties            *        *
Currency swaps
 - Credit exposure due to potential nonperformance by counterparties           33       77
Cross-currency interest rate swaps
 - Credit exposure due to potential nonperformance by counterparties          438      306
Interest rate swaps
 - Notional principal                                                      12,058   13,687
 - Credit exposure due to potential nonperformance by counterparties           16        3

BORROWING PORTFOLIO

Currency swaps
 - Credit exposure due to potential nonperformance by counterparties        2,845    3,863
Interest rate swaps
 - Notional principal                                                      71,685   69,625
 - Credit exposure due to potential nonperformance by counterparties        1,169      869

OTHER ASSET/LIABILITY

Currency swaps
 - Credit exposure due to potential nonperformance by counterparties           36       --
--------------------------------------------------------------------------------------------

*  LESS THAN $0.5 MILLION.

NOTE G--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS: Retained Earnings comprises the following elements at June 30, 2001 and June 30, 2000:

IN MILLIONS
------------------------------------------
                          2001      2000
                        --------  --------
Special reserve         $   293   $   293
General reserve          17,223    16,109
Pension reserve             715       549
Surplus                     131        85
Unallocated net income    1,489     1,991
                        --------  --------
Total                   $19,851   $19,027
                        ========  ========


On August 1, 2000, the Executive Directors allocated $1,114 million of the net income earned in the fiscal year ended June 30, 2000 to the General Reserve and $166 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and its accounting income for the fiscal year 2000.

On September 27, 2000, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $320 million in SDRs (valued at June 30, 2000) to IDA, $250 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $35 million to the Trust Fund for Kosovo, and $30 million for capacity building in Africa. The remaining $76 million was allocated to Surplus. Of the $320 million in SDRs valued at June 30, 2000 that was approved for transfer to IDA, $300 million is to be drawn down in fiscal year 2005; the remaining $20 million was transferred in October 2000 as a reimbursement of IDA's share of the fiscal year 2000 cost of implementing the Strategic Compact of IBRD and IDA.

On April 30, 2001, the Board of Governors approved a transfer from Surplus in the amount of $30 million to the Trust Fund for the Federal Republic of Yugoslavia.

The aggregate transfers and amounts payable for these Board of Governors-approved transfers at June 30, 2001 and June 30, 2000 are included in the following table:

IN MILLIONS OF U.S DOLLARS EQUIVALENT
--------------------------------------------------------------------------------------------
                                                                                         FISCAL YEAR 2001   AMOUNT PAYABLE
                                                                                          TRANSFERS FROM      AT JUNE 30
                                                                                    ----------------------- ---------------
                                                             AGGREGATE TRANSFERS    UNALLOCATED
TRANSFERS TO                                                THROUGH JUNE 30, 2000   NET INCOME      SURPLUS    2001    2000
-----------------------------------------------------------------------------------------------------------------------------
International Development Association(a)                           $6,435              $320         $--      $  896     650
Debt Reduction Facility for IDA-only Countries                        300                --          --          84      81
Trust Fund for Gaza and West Bank                                     380                --          --          13      30
Heavily Indebted Poor Countries Debt Initiative Trust Fund          1,050               250          --         100     100
Capacity building in Africa                                            30                30          --          --      --
Trust Fund for Kosovo                                                  25                35          --          --      --
Trust Fund for East Timor                                              10                --          --          --      --
Trust Fund for Federal Republic of Yugoslavia                          --                --          30          --      --
                                                                                                             ------   -----
                                                                                                             $1,093    $861
                                                                                                             ======   =====
-----------------------------------------------------------------------------------------------------------------------------

a.  ALL AMOUNTS ARE APPROVED IN AN EQUIVALENT AMOUNT OF SDRS.

NOTE H--ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

In March 1997, the Executive Directors approved a multiyear program of institutional renewal to improve IBRD's and IDA's business processes, products and services, strengthen their human resources through more skilled and better trained staff, and achieve a higher level of development effectiveness. This program, which was in effect for three years ending June 30, 2000, resulted in the termination of 723 staff at a cumulative cost of $111 million, of which $44 million was allocated to IDA, consistent with normal cost apportionment procedures applied in the calculation of IDA's share of administrative expenses. Included in the total charges of $111 million are costs associated with outplacement consulting, job search assistance, training, medical insurance plan contributions and related tax allowances. At June 30, 2001, $10 million was payable ($42 million-- June 30,
2000).

Administrative Expenses for the fiscal year ended June 30, 2001 are net of the share of administrative expenses charged to IDA of $551 million ($549 million--June 30, 2000, $518 million--June 30, 1999).

Contributions to special programs represent grants for agricultural research, and other developmental activities.

IBRD recovers certain of its administrative expenses by billing third parties for services rendered. These amounts are included in Other Income. For the fiscal years ending June 30, 2001, June 30, 2000, and June 30, 1999, the amount of fee revenue associated with administrative services is as follows:

IN MILLIONS
--------------------------------------------------------------
                                2001        2000        1999
                               ------      ------      ------
Service fee revenue             $146        $118        $116
Included in these amounts
   are the following:
   Fees charged to  IFC           19          16          17
   Fees charged to MIGA            1           1           1
--------------------------------------------------------------

At June 30, 2001 and June 30, 2000, the following payables (receivables) by IBRD to (from) its affiliated organizations with regard to administrative services and pension and other postretirement benefits are included in Miscellaneous Assets and Accounts Payable and Miscellaneous Liabilities:

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                           2001                                                 2000
               -----------------------------------------------------        -------------------------------------------------------
                                          PENSION AND                                           PENSION AND
                                             OTHER                                                  OTHER
               ADMINISTRATIVE           POSTRETIREMENT                       ADMINISTRATIVE     POSTRETIREMENT
                  SERVICES                  BENEFITS          TOTAL            SERVICES            BENEFITS               TOTAL
               --------------           --------------    ----------         ---------------    --------------       --------------
IDA                $(229)                    $637             $408              $(215)               $513                 $298
IFC                  (26)                     250              224                (25)                199                  174
MIGA                  (3)                      14               11                 (3)                 11                    8
                   ------                    ----             ----              ------               ----                 -----
                   $(258)                    $901             $643              $(243)               $723                 $480
                   ======                    ====             ====              ======               ====                 =====
-----------------------------------------------------------------------------------------------------------------------------------


During fiscal year 2000, IBRD began offering investment management services to a non-affiliated institution. Under this arrangement, IBRD is responsible for managing investment account assets on behalf of this institution, and in return receives a quarterly fee based on the average value of the portfolio. This fee income is included in service fee revenues noted previously. At June 30, 2001, the assets managed under this agreement had a value of $4,172 million ($5,158 million--June 30, 2000). These funds are not included in the assets of IBRD.

NOTE I--TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are held in trust and are not included in the assets of IBRD. The trust fund assets by executing agent at June 30, 2001 and June 30, 2000 are summarized below:

-----------------------------------------------------------------------------------------------------------------------------------
                                                           2001                                          2000
                                         --------------------------------------       ---------------------------------------------
                                         TOTAL FIDUCIARY             NUMBER OF        TOTAL FIDUCIARY               NUMBER OF
                                             ASSETS                 TRUST FUND            ASSETS                    TRUST FUND
                                          (IN MILLIONS)              ACCOUNTS          (IN MILLIONS)                 ACCOUNTS
                                         ---------------            -----------       ----------------              ------------
IBRD executed                                $  864                     1,577              $  447                       1,184
Recipient executed                            1,977                     1,349               2,088                       2,093
                                             ------                     -----              ------                       ------
Total                                        $2,841                     2,926              $2,535                       3,277
                                             ======                     =====              ======                       ======
-----------------------------------------------------------------------------------------------------------------------------------


The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 2001, IBRD received $14 million ($17 million--June 30, 2000 and $19 million--June 30, 1999) as fees for administering trust funds. These fees have been recorded as Other Income.

NOTE J--PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP) that covers substantially all of its staff. The SRP also covers substantially all the staff of IFC and MIGA. In addition, IBRD provides other postretirement benefits for eligible active and retired staff through a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP).

During the fiscal year ended June 30, 1998, IBRD reviewed the status of the RSBP and PEBP accounts and determined that the assets and liabilities did not qualify for off-balance sheet accounting. At June 30, 1998, the assets and liabilities were recorded on IBRD's balance sheet.

Subsequently, during the first quarter of fiscal year 1999, the RSBP was modified so that some of the assets designated for other postretirement benefits met the requirements for plan assets prescribed under SFAS 106 "Employer's Accounting for Postretirement Benefits Other than Pensions". Accordingly, the RSBP assets and liabilities were removed from the balance sheet. As a result, the assets and liabilities designated on the balance sheet for other postretirement benefits were reduced by $806 million and $620 million, respectively. The $650 million of assets that remained on the balance sheet were incorporated into Trading investments. At June 30, 2001, liabilities of $129 million ($119 million--June 30, 2000) for the PEBP shown on the balance sheet represent pension benefits administered outside the SRP.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2001, June 30, 2000, and June 30, 1999:

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                                  SRP                             RSBP                         PEBP
                                       --------------------------        -------------------------     -----------------------
                                        2001      2000       1999        2001     2000        1999     2001    2000      1999
                                       -----      -----      -----       -----    -----       ----     ----    -----     -----
BENEFIT COST
  Service cost                         $ 228      $ 230      $ 186       $ 23      $ 24       $ 25      $ 8      $ 9      $ 5
  Interest cost                          448        391        324         52        42         36        6        9        7
  Expected return on plan
    assets                              (829)      (773)      (738)       (79)      (67)       (65)      --       --       --
  Amortization of prior
    service cost                           7          7          7         --        --         --       --       --       --
  Amortization of unrecognized
     net (gain) loss                    (113)      (121)      (175)        --        --         --       (1)      --        3
  Amortization of Transition
    Asset                                (11)       (11)       (11)        --        --         --       --       --       --
                                       ----------------------------      --------------------------     -----------------------
  Net periodic pension
    (income) cost                      $(270)     $(277)     $(407)      $(4)      $(1)       $(4)      $13      $18      $15
                                       ============================      ==========================     ========================
-----------------------------------------------------------------------------------------------------------------------------------

The portion of the SRP and RSBP income related to IBRD that has been included in income for the fiscal year ended June 30, 2001 is $155 million ($166 million--June 30, 2000; $255 million--June 30, 1999). The balance has been included as a payable to IDA. The portion of the cost for the PEBP related to IBRD that has been included in income for the fiscal year ended June 30, 2001 is $7 million ($10 million--June 30, 2000; $10 million--June 30, 1999). The balance has been included as a receivable from IDA.

The following table summarizes the benefit obligations, plan assets, funded status and rate assumptions associated with the SRP, RSBP, and PEBP for the fiscal years ended June 30, 2001, June 30, 2000, and June 30, 1999:

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                                  SRP                             RSBP                         PEBP
                                       --------------------------        -------------------------     -----------------------
                                        2001      2000       1999        2001     2000        1999     2001    2000      1999
                                       -----      -----      -----       -----    -----       ----     ----    -----     -----
BENEFIT OBLIGATION
  Beginning of year                    $ 6,951    $ 6,483    $ 5,890     $731     $662        $627     $  89   $ 142     $  90
  Service cost                             271        271        217       26       27          28        10      10         6
  Interest cost                            536        461        378       57       47          40         7      10         8
  Employee contributions                    64         64         61        6        5           5         *       *         *
  Amendments                                --         --         --       --       --          --        --      --        --
  Benefits paid                           (312)      (244)      (231)     (20)     (17)        (18)       (5)     (4)       (5)
  Actuarial (gain) loss                   (233)       (84)       168       67        7         (20)        2     (69)       43
                                       ------------------------------    --------------------------    ------------------------
  End of year                            7,277      6,951      6,483      867      731         662       103      89       142
                                       ------------------------------    --------------------------    ------------------------

FAIR VALUE OF PLAN ASSETS
  Beginning of year                     11,562     10,226      9,608      975      846          --        --      --        --
  Assets transferred to the Plan            --         --         --       --       --         806        --      --        --
  Employee contributions                    64         64         61        6        5           5        --      --        --
  Actual return on assets                 (950)     1,516        788      (70)     141          53        --      --        --
  Employer contributions                    --         --         --        3       --          --        --      --        --
  Benefits paid                           (312)      (244)      (231)     (20)     (17)        (18)       --      --        --
                                       ------------------------------    --------------------------    ------------------------
  End of year                           10,364     11,562     10,226      894      975         846        --      --        --
                                       ------------------------------    --------------------------    ------------------------

FUNDED STATUS
  Plan assets in excess of
    projected benefit obligation         3,087      4,611      3,743       27      244         184      (103)    (89)     (142)
  Unrecognized net (gain)
    loss from past experience
    different from that assumed
    and from changes in
    assumptions                         (1,415)    (3,258)    (2,713)     170      (53)          6       (26)    (30)       39
  Unrecognized prior
    service cost                            33         41         50       --       --          --        --      --        --
  Remaining unrecognized net
    transition asset                       (26)       (39)       (52)      --       --          --        --      --        --
                                       ------------------------------    --------------------------    ------------------------
  Prepaid (accrued) pension cost       $ 1,679    $ 1,355    $ 1,028     $197      $191       $190      $(129) $(119)    $(103)
                                       ==============================    ==========================    ========================
-----------------------------------------------------------------------------------------------------------------------------------

*    LESS THAN $0.5 MILLION.

The $1,679 million prepaid SRP cost at June 30, 2001 ($1,355 million--June 30,
2000) is included in Miscellaneous Assets on the balance sheet. Of this amount $815 million was attributable to IDA, IFC, and MIGA ($643 million--June 30, 2000) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

The $197 million prepaid RSBP cost at June 30, 2001 ($191 million--June 30,
2000), is included in Miscellaneous Assets on the balance sheet. Of this amount $86 million was attributable to IDA, IFC, and MIGA ($85 million-- June 30, 2000) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

ASSUMPTIONS

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. The weighted-average assumptions used in determining expense and benefit obligations for the fiscal years ended June 30, 2001, June 30, 2000, and June 30, 1999 are as follows:


IN PERCENT
----------------------------------------------------------------------------------------------------------------------------------
                                                 SRP                                RSBP                             PEBP
                                       --------------------------         ------------------------         -----------------------
                                        2001     2000     1999             2001     2000     1999            2001    2000     1999
                                       --------------------------         ------------------------         -----------------------
Discount rate                           7.00     7.75     7.25             7.00     7.75     7.25            7.00    7.75     7.25
Expected return on plan assets          9.00     9.00     9.00             9.00     9.00     9.00
Rate of compensation increase(a)        5.00-    5.75-    5.25-
                                       11.50    12.25    11.75

Health care growth rates
- at end of fiscal year                                                    7.40     7.25     6.25
- to year 2011 and thereafter                                              5.00     5.75     5.25
----------------------------------------------------------------------------------------------------------------------------------

a. THE EFFECT OF PROJECTED COMPENSATION LEVELS WAS CALCULATED BASED ON A SCALE THAT PROVIDES FOR A DECREASING RATE OF SALARY INCREASE DEPENDING ON AGE, BEGINNING WITH 11.50% (12.25%--JUNE 30, 2000; 11.75%--JUNE 30,
     1999) AT AGE 20 AND DECREASING TO 5.00% (5.75%--JUNE 30, 2000; 5.25%--
     JUNE 30, 1999) AT AGE 64.


The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

IN MILLIONS
----------------------------------------------------------------------------------------------------------------------------------
                                                     ONE PERCENTAGE POINT INCREASE               ONE PERCENTAGE POINT DECREASE
                                                     -----------------------------               -----------------------------
Effect on total service and interest cost                        $ 19                                       $ (15)
Effect on postretirement benefit obligation                       167                                        (133)
----------------------------------------------------------------------------------------------------------------------------------


NOTE K--SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For fiscal year 2001, loans to each of two countries generated in excess of 10 percent of loan income. Loan income from these two countries was $939 million and $870 million.

NOTE L--COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. For IBRD, comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss balances for the fiscal years ended June 30, 2001, June 30, 2000, and June 30, 1999:

IN MILLIONS
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     2001
                                               -----------------------------------------------------------------------------------
                                                                                                                         TOTAL
                                                                   CUMULATIVE                                         ACCUMULATED
                                               CUMULATIVE        EFFECT OF CHANGE                                        OTHER
                                               TRANSLATION       IN ACCOUNTING                                       COMPREHENSIVE
                                               ADJUSTMENT           PRINCIPLE            RECLASSIFICATION(a)             LOSS
                                               ------------      ----------------        -------------------         -------------
Balance, beginning of the fiscal year           $  (641)              $ --                     $  --                    $(641)
Changes from period activity                       (535)               500                      (169)                    (204)
                                                ---------             ----                     ------                   ------
Balance, end of the fiscal year                 $(1,176)              $500                     $(169)                   $(845)
                                                =========             ====                     ======                   ======

IN MILLIONS
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     2000
                                               -----------------------------------------------------------------------------------
                                                                                                                         TOTAL
                                                                   CUMULATIVE                                         ACCUMULATED
                                               CUMULATIVE        EFFECT OF CHANGE                                        OTHER
                                               TRANSLATION       IN ACCOUNTING                                       COMPREHENSIVE
                                               ADJUSTMENT           PRINCIPLE            RECLASSIFICATION(a)             LOSS
                                               ------------      ----------------        -------------------         -------------
Balance, beginning of the fiscal year           $(637)                $ --                     $ --                     $(637)
Changes from period activity                       (4)                  --                       --                        (4)
                                                ---------             ----                     ------                   ------
Balance, end of the fiscal year                 $(641)                $ --                     $ --                     $(641)
                                                =========             ====                     ======                   ======

IN MILLIONS
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     1999
                                               -----------------------------------------------------------------------------------
                                                                                                                         TOTAL
                                                                   CUMULATIVE                                         ACCUMULATED
                                               CUMULATIVE        EFFECT OF CHANGE                                        OTHER
                                               TRANSLATION       IN ACCOUNTING                                       COMPREHENSIVE
                                               ADJUSTMENT           PRINCIPLE            RECLASSIFICATION(a)             LOSS
                                               ------------      ----------------        -------------------         -------------
Balance, beginning of the fiscal year           $(960)                $ --                     $ --                     $(960)
Changes from period activity                      323                   --                       --                       323
                                                ---------             ----                     ------                   ------
Balance, end of the fiscal year                 $(637)                $ --                     $ --                     $(637)
                                                =========             ====                     ======                   ======

a.   RECLASSIFICATION OF FAS 133 TRANSITION ADJUSTMENT TO NET INCOME.

REPORT OF INDEPENDENT ACCOUNTANTS

[Deloitte Touche Tohmatsu (International Firm) letterlead]

President and Board of Governors
  International Bank for Reconstruction and Development

We have audited the accompanying balance sheets of the International Bank for Reconstruction and Development as of June 30, 2001 and 2000, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2001, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three fiscal years in the period ended June 30, 2001. These financial statements are the responsibility of the International Bank for Reconstruction and Development's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Bank for Reconstruction and Development as of June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America and International Accounting Standards.

As discussed in the Summary of Significant Accounting and Related Policies in the notes to the financial statements, the International Bank for Reconstruction and Development changed its method of accounting for derivative instruments to conform with Statement of Financial Accounting Standard (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by SFAS No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT
NO. 133, and SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES. The International Bank for Reconstruction and Development has also early-adopted International Accounting Standard No. 39, FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT.


/s/ Deloitte Touche Tohmatsu (International Firm)

July 30, 2001

[LOGO]

                 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          SEC REPORT - CHANGES IN BORROWINGS
                 BORROWINGS (MLT) APRIL 01, 2001 THRU JUNE 30, 2001

                                     DESK: IBRD

BORROWING TYPE
DESCRIPTION                               TRADE ID    CURRENCY  EXTERNAL ID
---------------------------------------   ----------  --------  -----------
NEW BORROWINGS

           MTBOC
EURO CURRENCY
   BOND/SELL EUR/IBRD/GDIF/0408EUR04.30   0000005055  EUR
TOTAL BY CURRENCY

POUND STERLING
   BOND/SELL GBP/IBRD/GDIF/0404GBP04.35   0000005065  GBP
   BOND/SELL GBP/IBRD/GDIF/0632GBP05.75   0000005084  GBP
TOTAL BY CURRENCY

JAPANESE YEN
   BOND/SELL JPY/IBRD/GDIF/0321JPYSTR07   0000005038  JPY
   BOND/SELL JPY/IBRD/GDIF/0426JPYSTR     0000005042  JPY
   BOND/SELL JPY/IBRD/GDIF/0426JPYSTR01   0000005043  JPY
   BOND/SELL JPY/IBRD/GDIF/0326JPYSTR16   0000005045  JPY
   BOND/SELL JPY/IBRD/GDIF/0431JPYSTR01   0000005046  JPY
   BOND/SELL JPY/IBRD/GDIF/0431JPYSTR     0000005048  JPY
   BOND/SELL JPY/IBRD/GDIF/0411JPYSTR     0000005039  JPY
   BOND/SELL JPY/IBRD/GDIF/0411JPYSTR     0000005047  JPY
   BOND/SELL JPY/IBRD/GDIF/0421JPYSTR01   0000005061  JPY
   BOND/SELL JPY/IBRD/GDIF/0431JPYSTR02   0000005068  JPY
   BOND/SELL JPY/IBRD/GDIF/0421JPYSTR     0000005054  JPY
   BOND/SELL JPY/IBRD/GDIF/0421JPYSTR02   0000005062  JPY
   BOND/SELL JPY/IBRD/GDIF/0326JPYSTR17   0000005053  JPY
   BOND/SELL JPY/IBRD/GDIF/0526JPYSTR     0000005074  JPY
   BOND/SELL JPY/IBRD/GDIF/0327JPYSTR     0000005076  JPY
   BOND/SELL JPY/IBRD/GDIF/0531JPYSTR     0000005077  JPY
   BOND/SELL JPY/IBRD/GDIF/0526JPYSTR01   0000005079  JPY
   BOND/SELL JPY/IBRD/GDIF/0531JPYSTR01   0000005078  JPY
   BOND/SELL JPY/IBRD/GDIF/0526JPYSTR02   0000005087  JPY
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR03   0000005090  JPY
   BOND/SELL JPY/IBRD/GDIF/0531JPYSTR03   0000005081  JPY
   BOND/SELL JPY/IBRD/GDIF/0531JPYSTR02   0000005082  JPY
   BOND/SELL JPY/IBRD/GDIF/0521JPYSTR01   0000005089  JPY
   BOND/SELL JPY/IBRD/GDIF/0521JPYSTR     0000005088  JPY
   BOND/SELL JPY/IBRD/GDIF/0531JPYSTR04   0000005103  JPY
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR     0000005106  JPY
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR01   0000005108  JPY
   BOND/SELL JPY/IBRD/GDIF/0821JPYSTR     0000005109  JPY
   BOND/SELL JPY/IBRD/MLT/0322JPYSTR      0000005096  JPY


BORROWING TYPE
DESCRIPTION                               CURRENCY AMOUNT     US$ EQUIVALENT   SETTLEMENT      MATURITY
---------------------------------------   ---------------     --------------   -----------     ------------
NEW BORROWINGS

           MTBOC
EURO CURRENCY
   BOND/SELL EUR/IBRD/GDIF/0408EUR04.30       100,000,000        88,350,000    23-Apr-2001      23-Apr-2008
TOTAL BY CURRENCY                                                88,350,000

POUND STERLING
   BOND/SELL GBP/IBRD/GDIF/0404GBP04.35        25,000,000        35,797,500    19-Apr-2001      21-Apr-2004
   BOND/SELL GBP/IBRD/GDIF/0632GBP05.75        75,000,000       107,055,000    03-May-2001      07-Jun-2032
TOTAL BY CURRENCY                                               142,852,500

JAPANESE YEN
   BOND/SELL JPY/IBRD/GDIF/0321JPYSTR07     8,000,000,000        64,903,461    02-Apr-2001      26-Mar-2021
   BOND/SELL JPY/IBRD/GDIF/0426JPYSTR       1,000,000,000         7,976,072    03-Apr-2001      03-Apr-2026
   BOND/SELL JPY/IBRD/GDIF/0426JPYSTR01     1,000,000,000         7,976,072    03-Apr-2001      03-Apr-2026
   BOND/SELL JPY/IBRD/GDIF/0326JPYSTR16     1,000,000,000         7,956,082    05-Apr-2001      20-Mar-2026
   BOND/SELL JPY/IBRD/GDIF/0431JPYSTR01     1,000,000,000         8,057,044    09-Apr-2001      09-Apr-2031
   BOND/SELL JPY/IBRD/GDIF/0431JPYSTR       1,000,000,000         8,057,044    09-Apr-2001      09-Apr-2031
   BOND/SELL JPY/IBRD/GDIF/0411JPYSTR       5,000,000,000        39,885,131    11-Apr-2001      11-Apr-2011
   BOND/SELL JPY/IBRD/GDIF/0411JPYSTR       1,300,000,000        10,370,134    11-Apr-2001      11-Apr-2011
   BOND/SELL JPY/IBRD/GDIF/0421JPYSTR01     1,100,000,000         9,044,193    23-Apr-2001      23-Apr-2021
   BOND/SELL JPY/IBRD/GDIF/0431JPYSTR02     2,000,000,000        16,400,836    25-Apr-2001      25-Apr-2031
   BOND/SELL JPY/IBRD/GDIF/0421JPYSTR       1,400,000,000        11,525,954    26-Apr-2001      26-Apr-2021
   BOND/SELL JPY/IBRD/GDIF/0421JPYSTR02     1,300,000,000        10,702,672    26-Apr-2001      27-Apr-2021
   BOND/SELL JPY/IBRD/GDIF/0326JPYSTR17     3,100,000,000        25,312,321    27-Apr-2001      27-Mar-2026
   BOND/SELL JPY/IBRD/GDIF/0526JPYSTR       2,000,000,000        16,471,073    08-May-2001      08-May-2026
   BOND/SELL JPY/IBRD/GDIF/0327JPYSTR       1,600,000,000        13,091,683    14-May-2001      26-Mar-2027
   BOND/SELL JPY/IBRD/GDIF/0531JPYSTR       2,000,000,000        16,364,603    14-May-2001      14-May-2031
   BOND/SELL JPY/IBRD/GDIF/0526JPYSTR01     2,000,000,000        16,364,603    14-May-2001      14-May-2026
   BOND/SELL JPY/IBRD/GDIF/0531JPYSTR01     3,000,000,000        24,511,807    15-May-2001      15-May-2031
   BOND/SELL JPY/IBRD/GDIF/0526JPYSTR02     1,000,000,000         8,170,602    15-May-2001      15-May-2026
   BOND/SELL JPY/IBRD/GDIF/0331JPYSTR03     1,700,000,000        13,890,024    15-May-2001      25-Mar-2031
   BOND/SELL JPY/IBRD/GDIF/0531JPYSTR03     1,300,000,000        10,548,951    21-May-2001      22-May-2031
   BOND/SELL JPY/IBRD/GDIF/0531JPYSTR02     1,000,000,000         8,114,578    21-May-2001      21-May-2031
   BOND/SELL JPY/IBRD/GDIF/0521JPYSTR01     1,200,000,000         9,737,493    21-May-2001      21-May-2021
   BOND/SELL JPY/IBRD/GDIF/0521JPYSTR       1,000,000,000         8,114,578    24-May-2001      24-May-2021
   BOND/SELL JPY/IBRD/GDIF/0531JPYSTR04     1,100,000,000         9,080,403    30-May-2001      30-May-2031
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR       1,000,000,000         8,405,127    04-Jun-2001      04-Jun-2031
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR01     2,000,000,000        16,693,097    06-Jun-2001      06-Jun-2031
   BOND/SELL JPY/IBRD/GDIF/0821JPYSTR       2,300,000,000        19,186,653    07-Jun-2001      10-Aug-2021
   BOND/SELL JPY/IBRD/MLT/0322JPYSTR       28,000,000,000       231,874,457    08-Jun-2001      24-Mar-2022

[LOGO]

                 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          SEC REPORT - CHANGES IN BORROWINGS
                 BORROWINGS (MLT) APRIL 01, 2001 THRU JUNE 30, 2001

                                     DESK: IBRD

BORROWING TYPE
DESCRIPTION                               TRADE ID    CURRENCY  EXTERNAL ID
---------------------------------------   ----------  --------  -----------

   BOND/SELL JPY/IBRD/GDIF/0626JPYSTR01   0000005117  JPY
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR02   0000005123  JPY
   BOND/SELL JPY/IBRD/GDIF/0626JPYSTR03   0000005131  JPY
   BOND/SELL JPY/IBRD/GDIF/0626JPYSTR     0000005116  JPY
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR03   0000005125  JPY
   BOND/SELL JPY/IBRD/GDIF/0322JPYSTR01   0000005130  JPY
   BOND/SELL JPY/IBRD/GDIF/0621JPYSTR     0000005128  JPY
   BOND/SELL JPY/IBRD/GDIF/0626JPYSTR04   0000005132  JPY
   BOND/SELL JPY/IBRD/GDIF/0621JPYSTR01   0000005146  JPY
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR07   0000005135  JPY
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR04   0000005129  JPY
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR06   0000005134  JPY
   BOND/SELL JPY/IBRD/GDIF/0926JPYSTR01   0000005119  JPY
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR10   0000005150  JPY
   BOND/SELL JPY/IBRD/GDIF/0626JPYSTR02   0000005127  JPY
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR05   0000005133  JPY
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR09   0000005143  JPY
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR08   0000005136  JPY
TOTAL BY CURRENCY

UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/GDIF/0306USD05.00   0000005050  USD
   BOND/SELL USD/IBRD/GDIF/0404USD04.75   0000005083  USD
   BOND/SELL USD/IBRD/GDIF/0404USD04.75   0000005092  USD
   BOND/SELL USD/IBRD/GDIF/1104USD05.10   0000005093  USD
   BOND/SELL USD/IBRD/GDIF/0504USDSTR     0000005107  USD
   BOND/SELL USD/IBRD/GDIF/0508USD05.05   0000005095  USD
   BOND/SELL USD/IBRD/GDIF/0606USDSTR     0000005142  USD
   BOND/SELL USD/IBRD/GDIF/0604USD04.81   0000005153  USD
TOTAL BY CURRENCY

SOUTH AFRICAN RAND
   BOND/SELL ZAR/IBRD/GDIF/311ZAR10.50    0000005066  ZAR
   BOND/SELL ZAR/IBRD/GDIF/0511ZAR10.50   0000005080  ZAR
TOTAL BY CURRENCY
TOTAL


          MTBOZ

CANADIAN DOLLAR



BORROWING TYPE
DESCRIPTION                               CURRENCY AMOUNT     US$ EQUIVALENT   SETTLEMENT      MATURITY
---------------------------------------   ---------------     --------------   -----------     ------------
   BOND/SELL JPY/IBRD/GDIF/0626JPYSTR01     2,000,000,000        16,681,958    11-Jun-2001      11-Jun-2026
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR02     1,000,000,000         8,340,979    11-Jun-2001      11-Jun-2031
   BOND/SELL JPY/IBRD/GDIF/0626JPYSTR03     1,000,000,000         8,340,979    11-Jun-2001      11-Jun-2026
   BOND/SELL JPY/IBRD/GDIF/0626JPYSTR       1,100,000,000         9,118,415    12-Jun-2001      12-Jun-2026
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR03     1,000,000,000         8,218,277    13-Jun-2001      13-Jun-2031
   BOND/SELL JPY/IBRD/GDIF/0322JPYSTR01     1,000,000,000         8,211,192    14-Jun-2001      14-Mar-2022
   BOND/SELL JPY/IBRD/GDIF/0621JPYSTR       1,000,000,000         8,184,311    18-Jun-2001      18-Jun-2021
   BOND/SELL JPY/IBRD/GDIF/0626JPYSTR04     2,500,000,000        20,460,777    18-Jun-2001      18-Jun-2026
   BOND/SELL JPY/IBRD/GDIF/0621JPYSTR01     3,500,000,000        28,645,087    18-Jun-2001      18-Jun-2021
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR07     3,200,000,000        26,439,726    19-Jun-2001      19-Jun-2031
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR04     1,000,000,000         8,114,578    20-Jun-2001      20-Jun-2031
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR06     2,000,000,000        16,229,156    20-Jun-2001      20-Jun-2031
   BOND/SELL JPY/IBRD/GDIF/0926JPYSTR01     1,000,000,000         8,120,838    21-Jun-2001      25-Sep-2026
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR10     1,000,000,000         8,120,838    21-Jun-2001      19-Jun-2031
   BOND/SELL JPY/IBRD/GDIF/0626JPYSTR02     1,100,000,000         8,852,762    25-Jun-2001      25-Jun-2026
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR05     1,100,000,000         8,852,762    25-Jun-2001      25-Jun-2031
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR09     1,000,000,000         8,047,966    25-Jun-2001      25-Jun-2031
   BOND/SELL JPY/IBRD/GDIF/0631JPYSTR08     1,000,000,000         8,066,793    27-Jun-2001      27-Jun-2031
TOTAL BY CURRENCY                                               875,834,143

UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/GDIF/0306USD05.00       500,000,000       500,000,000    02-Apr-2001      28-Mar-2006
   BOND/SELL USD/IBRD/GDIF/0404USD04.75     3,000,000,000     3,000,000,000    30-Apr-2001      30-Apr-2004
   BOND/SELL USD/IBRD/GDIF/0404USD04.75     1,000,000,000     1,000,000,000    08-May-2001      30-Apr-2004
   BOND/SELL USD/IBRD/GDIF/1104USD05.10       200,000,000       200,000,000    11-May-2001      30-Nov-2004
   BOND/SELL USD/IBRD/GDIF/0504USDSTR         150,000,000       150,000,000    21-May-2001      21-May-2004
   BOND/SELL USD/IBRD/GDIF/0508USD05.05        63,000,000        63,000,000    29-May-2001      29-May-2008
   BOND/SELL USD/IBRD/GDIF/0606USDSTR         100,000,000       100,000,000    14-Jun-2001      14-Jun-2006
   BOND/SELL USD/IBRD/GDIF/0604USD04.81        20,000,000        20,000,000    27-Jun-2001      28-Jun-2004
TOTAL BY CURRENCY                                             5,033,000,000

SOUTH AFRICAN RAND
   BOND/SELL ZAR/IBRD/GDIF/311ZAR10.50        100,000,000        12,275,060    23-Apr-2001      30-Mar-2011
   BOND/SELL ZAR/IBRD/GDIF/0511ZAR10.50       110,000,000        13,897,663    25-May-2001      25-May-2011
TOTAL BY CURRENCY                                                26,172,723
TOTAL                                                         6,166,209,366


          MTBOZ

CANADIAN DOLLAR

[LOGO]

                 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          SEC REPORT - CHANGES IN BORROWINGS
                 BORROWINGS (MLT) APRIL 01, 2001 THRU JUNE 30, 2001

                                     DESK: IBRD

BORROWING TYPE
DESCRIPTION                               TRADE ID    CURRENCY  EXTERNAL ID
---------------------------------------   ----------  --------  -----------
   BOND/SELL CAD/IBRD/GDIF/1204CADSTR     0000005071  CAD
   BOND/SELL CAD/IBRD/GDIF/1204CADSTR02   0000005097  CAD
   TOTAL BY CURRENCY

UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/GDIF/0403USD00.00   0000005058  USD
   TOTAL BY CURRENCY
   TOTAL


BORROWING TYPE
DESCRIPTION                               CURRENCY AMOUNT     US$ EQUIVALENT   SETTLEMENT      MATURITY
---------------------------------------   ---------------     --------------   -----------     ------------
   BOND/SELL CAD/IBRD/GDIF/1204CADSTR       25,000,000        16,143,092       27-Apr-2001     31-Dec-2004
   BOND/SELL CAD/IBRD/GDIF/1204CADSTR02     34,000,000        21,917,808       25-May-2001     31-Dec-2004
   TOTAL BY CURRENCY                                          38,060,901

UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/GDIF/0403USD00.00     16,200,000        16,200,000       12-Apr-2001     17-Apr-2003
   TOTAL BY CURRENCY                                          16,200,000
   TOTAL                                                      54,260,901

[LOGO]

                 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          SEC REPORT - CHANGES IN BORROWINGS
                 BORROWINGS (MLT) APRIL 01, 2001 THRU JUNE 30, 2001

                                     DESK: IBRD

BORROWING TYPE
DESCRIPTION                               TRADE ID    CURRENCY  EXTERNAL ID
---------------------------------------   ----------  --------  -----------
MATURING BORROWINGS

MTBOC

EURO CURRENCY
   BOND/SELL EUR/IBRD/MLT/0504NLG09.13E   0000000372  EUR       NLG0054MLT01
   BOND/SELL EUR/IBRD/0501EUR06.88        0000001106  EUR       XEU0008MLT01
   BOND/SELL EUR/IBRD/GMTN/0601ITLFLTE    0000000218  EUR       ITL0001GMT01
   BOND/SELL EUR/IBRD/0501DEM05.25E       0000000135  EUR       DEM0533GMT01
   BOND/SELL EUR/IBRD/0401GRD09.75E       0000000193  EUR       GRD0683GDI01
   BOND/SELL EUR/IBRD/0601GRD08.00E       0000000196  EUR       GRD0707GDI01
   BOND/SELL EUR/IBRD/0601GRD06.25E       0000003754  EUR       GRD0790GDI01
   BOND/SELL EUR/IBRD/0601GRD06.25E       0000003794  EUR       GRD0790GDI02
   BOND/SELL EUR/IBRD/0601GRD06.25E       0000003879  EUR
TOTAL BY CURRENCY

POUND STERLING
   BOND/SELL GBP/IBRD/0401GBP06.15        0000000181  GBP       GBP0684GDI01
TOTAL BY CURRENCY

HONG KONG DOLLAR
   BOND/SELL HKD/IBRD/0401HKD07.05        0000000199  HKD       HKD0531GMT01
   BOND/SELL HKD/IBRD/0501HKD08.79        0000000209  HKD       HKD0697GDI01
   BOND/SELL HKD/IBRD/0601HKD08.65        0000000210  HKD       HKD0699GDI01
   BOND/SELL HKD/IBRD/0601HKD09.05        0000000212  HKD       HKD0703GDI01
TOTAL BY CURRENCY

JAPANESE YEN
   BOND/SELL JPY/IBRD/MLT/0601JPY06.00    0000000311  JPY       JPY0115MLT01
   BOND/SELL JPY/IBRD/MLT/0601JPY06.75    0000000346  JPY       JPY0200MLT01
TOTAL BY CURRENCY

NEW ZEALAND DOLLAR
   BOND/SELL NZD/IBRD/0401NZD07.25        0000000407  NZD       NZD0687GDI01
   BOND/SELL NZD/IBRD/0401NZD07.25        0000000408  NZD       NZD0687GDI02
TOTAL BY CURRENCY



BORROWING TYPE
DESCRIPTION                               CURRENCY AMOUNT     US$ EQUIVALENT   SETTLEMENT      MATURITY
---------------------------------------   ---------------     --------------   -----------     ------------
MATURING BORROWINGS

MTBOC

EURO CURRENCY
   BOND/SELL EUR/IBRD/MLT/0504NLG09.13E         2,949,571         2,615,975    02-May-1984      02-May-2001
   BOND/SELL EUR/IBRD/0501EUR06.88             60,000,000        51,591,000    28-May-1986      28-May-2001
   BOND/SELL EUR/IBRD/GMTN/0601ITLFLTE        103,291,380        88,970,030    28-Jun-1994      28-Jun-2001
   BOND/SELL EUR/IBRD/0501DEM05.25E           153,387,564       134,490,216    15-May-1996      15-May-2001
   BOND/SELL EUR/IBRD/0401GRD09.75E            58,694,057        51,797,505    03-Apr-1998      03-Apr-2001
   BOND/SELL EUR/IBRD/0601GRD08.00E            29,347,029        24,873,074    05-Jun-1998      05-Jun-2001
   BOND/SELL EUR/IBRD/0601GRD06.25E            58,694,057        50,215,700    01-Jun-1999      01-Jun-2001
   BOND/SELL EUR/IBRD/0601GRD06.25E            58,694,057        50,215,700    15-Jun-1999      01-Jun-2001
   BOND/SELL EUR/IBRD/0601GRD06.25E            29,347,029        25,107,851    16-Jul-1999      01-Jun-2001
TOTAL BY CURRENCY                                               479,877,053

POUND STERLING
   BOND/SELL GBP/IBRD/0401GBP06.15             50,000,000        71,845,000    14-Apr-1998      17-Apr-2001
TOTAL BY CURRENCY                                                71,845,000

HONG KONG DOLLAR
   BOND/SELL HKD/IBRD/0401HKD07.05          1,000,000,000       128,214,991    22-Apr-1996      23-Apr-2001
   BOND/SELL HKD/IBRD/0501HKD08.79            320,000,000        41,027,482    11-May-1998      11-May-2001
   BOND/SELL HKD/IBRD/0601HKD08.65            300,000,000        38,463,018    05-Jun-1998      05-Jun-2001
   BOND/SELL HKD/IBRD/0601HKD09.05            300,000,000        38,465,977    12-Jun-1998      12-Jun-2001
TOTAL BY CURRENCY                                               246,171,468

JAPANESE YEN
   BOND/SELL JPY/IBRD/MLT/0601JPY06.00     29,900,000,000       247,855,100    19-Jun-1986      12-Jun-2001
   BOND/SELL JPY/IBRD/MLT/0601JPY06.75     49,950,000,000       408,806,318    18-Jun-1991      18-Jun-2001
TOTAL BY CURRENCY                                               656,661,418

NEW ZEALAND DOLLAR
   BOND/SELL NZD/IBRD/0401NZD07.25            500,000,000       202,100,000    09-Apr-1998      09-Apr-2001
   BOND/SELL NZD/IBRD/0401NZD07.25            100,000,000        40,420,000    01-Jul-1998      09-Apr-2001
TOTAL BY CURRENCY                                               242,520,000

[LOGO]

                 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          SEC REPORT - CHANGES IN BORROWINGS
                 BORROWINGS (MLT) APRIL 01, 2001 THRU JUNE 30, 2001

                                     DESK: IBRD

BORROWING TYPE
DESCRIPTION                               TRADE ID    CURRENCY  EXTERNAL ID
---------------------------------------   ----------  --------  -----------
UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/0501USD09.60        0000000686  USD       USD1034COL01
   BOND/SELL USD/IBRD/COLTS/0601USD08.65  0000000712  USD       USD1158COL01
   BOND/SELL USD/IBRD/0501USD07.38        0000000773  USD       USD1422COL01
   BOND/SELL USD/IBRD/0401USD08.35        0000000822  USD       USD1534COL01
   BOND/SELL USD/IBRD/0501USD08.441       0000000825  USD       USD1539COL01
   BOND/SELL USD/IBRD/0501USD08.442       0000000827  USD       USD1542COL01
   BOND/SELL USD/IBRD/COLTS/0601USD08.64  0000000831  USD       USD1551COL01
   BOND/SELL USD/IBRD/COLTS/0601USD08.75  0000000832  USD       USD1552COL01
   BOND/SELL USD/IBRD/COLTS/0601USD08.75  0000000834  USD       USD1555COL01
   BOND/SELL USD/IBRD/0501USD06.38        0000000537  USD       USD0267MLT01
   BOND/SELL USD/IBRD/0501USD06.63        0000000592  USD       USD0588GMT01
   BOND/SELL USD/IBRD/0401USD05.12        0000000631  USD       USD0689GDI01
   BOND/SELL USD/IBRD/0401USD05.63        0000000632  USD       USD0690GDI01
   BOND/SELL USD/IBRD/0501USD00.50        0000000635  USD       USD0694GDI01
   BOND/SELL USD/IBRD/0501USD00.50        0000000636  USD       USD0694GDI02
   BOND/SELL USD/IBRD/0601USDSTR          0000003775  USD       USD0793GDI01
TOTAL BY CURRENCY
TOTAL



BORROWING TYPE
DESCRIPTION                               CURRENCY AMOUNT     US$ EQUIVALENT   SETTLEMENT      MATURITY
---------------------------------------   ---------------     --------------   -----------     ------------
UNITED STATES DOLLAR
   BOND/SELL USD/IBRD/0501USD09.60              75,000               75,000    03-May-1989      01-May-2001
   BOND/SELL USD/IBRD/COLTS/0601USD08.65     1,000,000            1,000,000    21-Jun-1989      21-Jun-2001
   BOND/SELL USD/IBRD/0501USD07.38             460,000              460,000    15-May-1990      10-May-2001
   BOND/SELL USD/IBRD/0401USD08.35             200,000              200,000    23-Apr-1991      23-Apr-2001
   BOND/SELL USD/IBRD/0501USD08.441            350,000              350,000    02-May-1991      02-May-2001
   BOND/SELL USD/IBRD/0501USD08.442            300,000              300,000    15-May-1991      15-May-2001
   BOND/SELL USD/IBRD/COLTS/0601USD08.64       700,000              700,000    17-Jun-1991      18-Jun-2001
   BOND/SELL USD/IBRD/COLTS/0601USD08.75       300,000              300,000    18-Jun-1991      18-Jun-2001
   BOND/SELL USD/IBRD/COLTS/0601USD08.75       145,000              145,000    25-Jun-1991      15-Jun-2001
   BOND/SELL USD/IBRD/0501USD06.38       1,000,000,000        1,000,000,000    24-May-1996      24-May-2001
   BOND/SELL USD/IBRD/0501USD06.63         300,000,000          300,000,000    21-May-1997      21-May-2001
   BOND/SELL USD/IBRD/0401USD05.12         100,000,000          100,000,000    23-Apr-1998      23-Apr-2001
   BOND/SELL USD/IBRD/0401USD05.63       1,000,000,000        1,000,000,000    23-Apr-1998      23-Apr-2001
   BOND/SELL USD/IBRD/0501USD00.50          50,000,000           50,000,000    12-May-1998      10-May-2001
   BOND/SELL USD/IBRD/0501USD00.50          30,000,000           30,000,000    12-May-1998      10-May-2001
   BOND/SELL USD/IBRD/0601USDSTR           100,000,000          100,000,000    09-Jun-1999      11-Jun-2001
TOTAL BY CURRENCY                                             2,583,530,000
TOTAL                                                         4,280,604,938

[LOGO]

                 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          SEC REPORT - CHANGES IN BORROWINGS
                 BORROWINGS (MLT) APRIL 01, 2001 THRU JUNE 30, 2001

                                     DESK: IBRD

BORROWING TYPE
DESCRIPTION                               TRADE ID    CURRENCY  EXTERNAL ID
---------------------------------------   ----------  --------  -----------
EARLY RETIREMENT

MTBOC

EURO CURRENCY
   BOND/BUY EUR/IBRD/GDIF/0713ITLSTRE     0000005051  EUR
   BOND/BUY EUR/IBRD/GDIF/0413ITLSTRE     0000005059  EUR
   BOND/BUY EUR/IBRD/GDIF/1020ITLSTR01E   0000005057  EUR
   BOND/BUY EUR/IBRD/GDIF/0713ITLSTR2E    0000005060  EUR
   BOND/BUY EUR/IBRD/GDIF/0705EUR04.74    0000005070  EUR
   BOND/BUY EUR/IBRD/GDIF/0319EURSTR01    0000005086  EUR
   BOND/BUY EUR/IBRD/GMTN/0607ITLSTRE     0000005111  EUR         ITL0033GMT01
   BOND/BUY EUR/IBRD/GMTN/0607ITLSTRE     0000005112  EUR         ITL0033GMT02
TOTAL BY CURRENCY

JAPANESE YEN
   BOND/BUY JPY/IBRD/GDIF/0320JPYSTR03    0000005041  JPY
   BOND/BUY JPY/IBRD/GDIF/0410JPYSTR02    0000005049  JPY
   BOND/BUY JPY/IBRD/GDIF/0520JPYSTR      0000005075  JPY
   BOND/BUY JPY/IBRD/GDIF/0520JPYSTR01    0000005104  JPY         0520JPYSTR01
   BOND/BUY JPY/IBRD/MLT/0620JPYSTR01     0000005052  JPY
   BOND/BUY JPY/IBRD/GDIF/0619JPYSTR02    0000005110  JPY
   BOND/BUY JPY/IBRD/GDIF/0609JPYSTR02    0000005122  JPY         JPY0128GDI01
   BOND/BUY JPY/IBRD/GDIF/0614JPYSTR01    0000005121  JPY         JPY0123GDI01
   BOND/BUY JPY/IBRD/GDIF/0609JPYSTR      0000005126  JPY
   BOND/BUY JPY/IBRD/GDIF/0610JPYSTR      0000005137  JPY
   BOND/BUY JPY/IBRD/GDIF/0619JPYSTR      0000005155  JPY         JPY0124GDI01
   BOND/BUY JPY/IBRD/GDIF/0609JPYSTR04    0000005140  JPY
   BOND/BUY JPY/IBRD/GDIF/0609JPYSTR05    0000005141  JPY
   BOND/BUY JPY/IBRD/GDIF/0614JPYSTR      0000005147  JPY         JPY0126GDI01
   BOND/BUY JPY/IBRD/GDIF/0620JPYSTR03    0000005144  JPY
TOTAL BY CURRENCY

UNITED STATES DOLLAR
   BOND/BUY USD/IBRD/GDIF/1006USDSTR      0000005056  USD
   BOND/BUY USD/IBRD/GDIF/1014USDSTR      0000005063  USD
   BOND/BUY USD/IBRD/GDIF/1106USDSTR      0000005073  USD         SWAPT55601IB
   BOND/BUY USD/IBRD/GDIF/0515USDSTR      0000005094  USD
   BOND/BUY USD/IBRD/GDIF/0604USDSTR03    0000005113  USD         USD0116GDI01
   BOND/BUY USD/IBRD/GDIF/0605USDSTR      0000005114  USD         0605USDSTR





BORROWING TYPE
DESCRIPTION                               CURRENCY AMOUNT     US$ EQUIVALENT   SETTLEMENT      MATURITY
---------------------------------------   ---------------     --------------   -----------     ------------
EARLY RETIREMENT

MTBOC

EURO CURRENCY
   BOND/BUY EUR/IBRD/GDIF/0713ITLSTRE         8,887,190           7,917,153    17-Apr-2001      31-Jul-2013
   BOND/BUY EUR/IBRD/GDIF/0413ITLSTRE         9,866,910           8,789,937    17-Apr-2001      29-Apr-2013
   BOND/BUY EUR/IBRD/GDIF/1020ITLSTR01E      10,194,859           9,058,642    18-Apr-2001      14-Oct-2020
   BOND/BUY EUR/IBRD/GDIF/0713ITLSTR2E        9,910,810           8,756,201    23-Apr-2001      29-Jul-2013
   BOND/BUY EUR/IBRD/GDIF/0705EUR04.74       10,000,000           8,972,500    30-Apr-2001      25-Jul-2005
   BOND/BUY EUR/IBRD/GDIF/0319EURSTR01        8,174,000           7,269,547    07-May-2001      08-Mar-2019
   BOND/BUY EUR/IBRD/GMTN/0607ITLSTRE        90,379,957          77,112,179    06-Jun-2001      06-Jun-2007
   BOND/BUY EUR/IBRD/GMTN/0607ITLSTRE        12,911,422          11,016,025    06-Jun-2001      06-Jun-2007
TOTAL BY CURRENCY                                               138,892,184

JAPANESE YEN
   BOND/BUY JPY/IBRD/GDIF/0320JPYSTR03    1,000,000,000           7,956,082    05-Apr-2001      23-Mar-2020
   BOND/BUY JPY/IBRD/GDIF/0410JPYSTR02    1,000,000,000           8,044,729    12-Apr-2001      12-Apr-2010
   BOND/BUY JPY/IBRD/GDIF/0520JPYSTR      1,400,000,000          11,485,295    11-May-2001      11-May-2020
   BOND/BUY JPY/IBRD/GDIF/0520JPYSTR01    1,300,000,000          10,523,759    18-May-2001      18-May-2020
   BOND/BUY JPY/IBRD/MLT/0620JPYSTR01    20,000,000,000         166,271,771    31-May-2001      31-May-2020
   BOND/BUY JPY/IBRD/GDIF/0619JPYSTR02    2,000,000,000          16,422,384    14-Jun-2001      14-Jun-2019
   BOND/BUY JPY/IBRD/GDIF/0609JPYSTR02    1,000,000,000           8,184,311    15-Jun-2001      15-Jun-2009
   BOND/BUY JPY/IBRD/GDIF/0614JPYSTR01    1,500,000,000          12,276,466    18-Jun-2001      18-Jun-2014
   BOND/BUY JPY/IBRD/GDIF/0609JPYSTR      1,000,000,000           8,184,311    18-Jun-2001      16-Jun-2009
   BOND/BUY JPY/IBRD/GDIF/0610JPYSTR      1,000,000,000           8,120,838    21-Jun-2001      21-Jun-2010
   BOND/BUY JPY/IBRD/GDIF/0619JPYSTR      1,000,000,000           8,120,838    21-Jun-2001      21-Jun-2019
   BOND/BUY JPY/IBRD/GDIF/0609JPYSTR04    1,000,000,000           8,116,554    22-Jun-2001      22-Jun-2009
   BOND/BUY JPY/IBRD/GDIF/0609JPYSTR05    1,100,000,000           8,852,762    25-Jun-2001      24-Jun-2009
   BOND/BUY JPY/IBRD/GDIF/0614JPYSTR      1,000,000,000           8,047,966    25-Jun-2001      23-Jun-2014
   BOND/BUY JPY/IBRD/GDIF/0620JPYSTR03    2,100,000,000          16,930,705    26-Jun-2001      26-Jun-2020
TOTAL BY CURRENCY                                               307,538,771

UNITED STATES DOLLAR
   BOND/BUY USD/IBRD/GDIF/1006USDSTR         10,000,000          10,000,000    25-Apr-2001      25-Oct-2006
   BOND/BUY USD/IBRD/GDIF/1014USDSTR         30,000,000          30,000,000    27-Apr-2001      27-Oct-2014
   BOND/BUY USD/IBRD/GDIF/1106USDSTR         10,000,000          10,000,000    09-May-2001      09-Nov-2006
   BOND/BUY USD/IBRD/GDIF/0515USDSTR         25,000,000          25,000,000    22-May-2001      22-May-2015
   BOND/BUY USD/IBRD/GDIF/0604USDSTR03      200,000,000         200,000,000    04-Jun-2001      04-Jun-2004
   BOND/BUY USD/IBRD/GDIF/0605USDSTR        100,000,000         100,000,000    08-Jun-2001      08-Jun-2005

[LOGO]

                 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          SEC REPORT - CHANGES IN BORROWINGS
                 BORROWINGS (MLT) APRIL 01, 2001 THRU JUNE 30, 2001

                                     DESK: IBRD

BORROWING TYPE
DESCRIPTION                               TRADE ID    CURRENCY  EXTERNAL ID
---------------------------------------   ----------  --------  -----------
   BOND/BUY USD/IBRD/GDIF/0610USDSTR      0000005145  USD
   BOND/BUY USD/IBRD/GDIF/0604USDSTR01    0000005148  USD       USD0113GDI01
   BOND/BUY USD/IBRD/GDIF/0604USDSTR02    0000005152  USD       USD0114GDI01
   BOND/BUY USD/IBRD/GDIF/0604USDSTR04    0000005138  USD       USD0137GDI01
TOTAL BY CURRENCY
TOTAL

          MTBOZ

EURO CURRENCY
   BOND/BUY EUR/IBRD/GMTN/0606ITLSTRE     0000005098  EUR       ITL0011GMT03
   BOND/BUY EUR/IBRD/GMTN/0606ITLSTRE     0000005099  EUR       ITL0011GMT01
   BOND/BUY EUR/IBRD/GMTN/0606ITLSTRE     0000005102  EUR       ITL0011GMT02
TOTAL BY CURRENCY
TOTAL



BORROWING TYPE
DESCRIPTION                               CURRENCY AMOUNT     US$ EQUIVALENT   SETTLEMENT      MATURITY
---------------------------------------   ---------------     --------------   -----------     ------------
   BOND/BUY USD/IBRD/GDIF/0610USDSTR        250,000,000         250,000,000    21-Jun-2001     21-Jun-2010
   BOND/BUY USD/IBRD/GDIF/0604USDSTR01      100,000,000         100,000,000    21-Jun-2001     21-Jun-2004
   BOND/BUY USD/IBRD/GDIF/0604USDSTR02      150,000,000         150,000,000    21-Jun-2001     21-Jun-2004
   BOND/BUY USD/IBRD/GDIF/0604USDSTR04       15,000,000          15,000,000    25-Jun-2001     23-Jun-2004
TOTAL BY CURRENCY                                               890,000,000
TOTAL                                                         1,336,430,955

          MTBOZ

EURO CURRENCY
   BOND/BUY EUR/IBRD/GMTN/0606ITLSTRE       129,114,225         111,793,552    19-Jun-2001     19-Jun-2006
   BOND/BUY EUR/IBRD/GMTN/0606ITLSTRE       258,228,450         223,587,103    19-Jun-2001     19-Jun-2006
   BOND/BUY EUR/IBRD/GMTN/0606ITLSTRE       129,114,225         111,793,552    19-Jun-2001     19-Jun-2006
TOTAL BY CURRENCY                                               447,174,207
TOTAL                                                           447,174,207

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